As confidentially submitted to the Securities and Exchange Commission on July 1, 2021.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ForgeRock, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	33-1223363
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

ForgeRock, Inc.

201 Mission Street

Suite 2900

San Francisco, California 94105

(415) 599-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fran Rosch

President and Chief Executive Officer

201 Mission Street

Suite 2900

San Francisco, California 94105

(415) 599-1100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rezwan D. Pavri Lang Liu Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Sam Fleischmann Chief Legal Officer ForgeRock, Inc. 201 Mission Street Suite 2900 San Francisco, California 94105 (415) 599-1100	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion. Dated                     , 2021.

                     Shares

ForgeRock, Inc.

COMMON STOCK

This is an initial public offering of                      shares of common stock of ForgeRock, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                     and $                    . We intend to apply to list our common stock on the                      under the symbol “                    ”.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, will be subject to reduced public company reporting requirements.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us before expenses
Per share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option, for a period of 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares of common stock against payment, on or about                     , 2021.

MORGAN STANLEY	J.P. MORGAN

DEUTSCHE BANK SECURITIES	MIZUHO SECURITIES

BTIG	COWEN	PIPER SANDLER	TRUIST SECURITIES	WILLIAM BLAIR

Prospectus dated                     , 2021

$M
ARR % ARR GROWTH Y/Y
Customers ≥ $100K ARR
Dollar-Based Net Retention Rate
$M
Net Loss
ForgeRock helps people simply and safely access the connected world
All data is as of,
, as applicable.

The Digital Identity Platform
All Identity Types.
IDENTITY TYPES
Consumer Workforce IoT & Services
One Platform.
FULL SUITE Identity Platform
Identity Access Governance Autonomous ID
Any Cloud.
ALL CLOUD Deployments
ForgeRock Indentity Cloud Public Private
TECHNOLOGY PILLARS
Intelligent Access Trees Identity of Everything Open Platform
Scale and Performance Application Integrations Extensibility
SaaS Architecture Proprietary AI Tech Trust Network

Identity is Ubiquitous

Healthcare
Banking
Automotive
Insurance
Manufacturing
Education
Travel
Retail
Telco
Government
Sales
Marketing
ForgeRock

Identity is Ubiquitous
Healthcare
Automotive
Manufacturing
Travel
Telco
Sales
Marketing
Government
Retail
Education
Insurance
Banking

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The last day of our year is December 31. Our quarters end on March 31, June 30, September 30, and December 31. Unless the context otherwise requires, the terms “ForgeRock,” “the company,” “we,” “us,” and “our” in this prospectus refer to ForgeRock, Inc. and its consolidated subsidiaries.

FORGEROCK, INC.

Overview

Our vision is a world where you never log in again.

We help make the digital economy possible. ForgeRock supports billions of identities to help people simply and safely access the connected world — from shopping and banking to accessing company networks to get their work done. We make this possible through a unified and extensive identity platform to enable enterprises to provide exceptional digital user experiences without compromising security and privacy. This allows enterprises to deepen their relationships with customers and increase the productivity of their workforce and partners, while at the same time providing better security and regulatory compliance.

Digital identity is a massive and growing market and we believe we are well positioned to address this opportunity for the following reasons:

➢

We are a global identity leader. We estimate the global market opportunity for consumer, workforce, and IoT and services identity to be $71 billion. Digital identity has become a top priority for enterprises, and is viewed as a way to grow business and gain competitive advantage by enabling personalized, seamless, and secure omnichannel experiences. We are uniquely positioned to expand our share of this growing market by addressing emerging customer needs and by continuing to displace legacy, homegrown, and point identity solutions that struggle to meet the functionality, performance, and scale that enterprises require.

➢

We are a next-generation cloud identity company. Our differentiated multi-tenant software-as-a-service, or SaaS, architecture with complete tenant isolation enables enterprise-grade data protection and performance. We maximize performance by not throttling or rate limiting individual customer environments, which can be critical for enterprises especially during large usage spikes, such as Black Friday and Cyber Monday. Our platform is purpose-built for enterprises to create natural and frictionless identity experiences while providing capabilities to secure the enterprise in a Zero Trust environment. We are unique in the identity market due to the combination of: (1) our full suite platform that works for all kinds of identities, integrates with complex environments, and operates at high scale and performance; (2) the availability of our platform through multiple deployment options; and (3) our recognition as a market leader by premier industry analysts.

➢

We have a proven land-and-expand business model. Our land-and-expand business model is centered on our ability to help our customers succeed and deliver on their value expectations. Our strong dollar-based net retention rate is further driven by our continuous investments in technology innovation and significant modular additions to our product portfolio. Once customers experience the benefits of our platform, they often expand their investments with ForgeRock in four different ways — through more identities, more use cases, more product modules, and more deployments. We have successfully sold our platform to a variety of C-suite level decision makers who are driving business transformation initiatives with increasing budgets year-over-year.

Enterprises Need Our Platform Now More Than Ever

Identity is foundational to the growth of enterprises in the era of digital transformation because it enables enterprises to create frictionless user experiences that are both simple and secure. Enterprises are under ever-increasing competitive pressure to deliver personalized and seamless omnichannel experiences and often compromise on experience or security to achieve these outcomes. This competitive pressure is driving enterprises to focus on identity as a key strategic initiative to provide differentiated experiences to increase loyalty with consumers and enhance productivity for employees. However, enterprises are saddled with complex, heterogeneous information technology, or IT, environments driven by the accumulation of a myriad of applications and infrastructures resulting from decentralization of IT, mergers and acquisitions, and decades of legacy systems. This often results in multiple identity repositories and complex integration challenges that can lead to disjointed and fragmented user experiences. Compounding this, the rapid growth in the number of digital identities across consumers, the workforce, and IoT and services, and the increasingly complex web of relationships between these identity types, present significant performance and scale challenges. In addition, enterprises are struggling to grapple with an ever-changing cyber threat landscape and increasing consumer fraud, which is forcing organizations to adopt an identity-centric Zero Trust security approach. Under this approach, enterprises must continuously authenticate identities connecting to its systems before and after granting initial access. Finally, increasing and evolving regulatory and compliance mandates continue to add pressure to global enterprises to satisfy these requirements.

We Purpose-Built our Platform to Relentlessly Serve the Modern Digital Identity Needs of Enterprises

We built a modern digital identity platform, the ForgeRock Identity Platform, with a differentiated SaaS architecture and identity object modeling approach that empowers enterprises to secure, manage, and govern the identities of everything—consumers, employees and partners, application programing interfaces, or APIs, microservices, devices, and internet of things, or IoT. Our proprietary approach to customer tenant isolation in our multi-tenant SaaS environment is designed to enhance data security and sovereignty as well as improve performance. Our identity platform provides a full suite of identity management, access management, identity governance, and artificial intelligence, or AI, powered autonomous identity solutions. Our platform is deployable in a variety of configurations that can be combined, including self-managed environments, such as public and private cloud environments, and through ForgeRock Identity Cloud, our SaaS offering.

Our platform is purpose-built for the enterprise and provides mission-critical capabilities, including performance and scale, rich identity functionality, deployment flexibility, and extensive integration and interoperability. Our platform can handle large usage spikes as evidenced by our platform’s ability to support over 60,000 user-based access transactions per second per customer, or 216 million per hour. We enable enterprises to rapidly integrate and secure thousands of applications across types, deployments, and operating environments such as SaaS, mobile, microservices, web, and legacy, running in the public and private cloud, and on-premise. Together, these deep capabilities enable us to provide enterprises with a single view to manage all of their identities in one unified platform and position us as a leader in digital identity for the enterprise market.

Many of the World’s Leading Enterprises Rely on Our Platform, and We are Recognized as an Industry Leader

More than              organizations around the world leverage our platform to manage collectively over three billion identities. Our customer base includes many of the world’s leading enterprises that have very demanding consumer, workforce, and IoT and services needs, as well as enterprise-grade security requirements. ForgeRock is the only vendor recognized as a leader by both Forrester and KuppingerCole in the customer identity and access management, or CIAM, market and by Gartner in the Access Management, or AM, market.1 We believe the enterprise-grade scalability and performance of our platform, breadth of our platform capabilities, and our ability to deliver great user experiences and security makes us well-positioned to extend our leadership in the CIAM, AM, and identity governance and administration, or IGA, markets. Our platform is suited to enable enterprises to deliver both differentiated and frictionless experiences and security without a compromise between the two.

The Power of Our Platform, Combined with Our Focus on the Enterprise, Has Driven Expanding Customer Adoption and Rapid Growth

Our ability to serve their mission-critical needs combined with our focus on customer success enables us to grow our customer base and significantly expand our relationships with customers over time. In 2020, approximately 45% of our customers purchased ForgeRock for consumer (including IoT and services) and workforce use cases.

Our business has experienced rapid growth. In 2019 and 2020, our total revenue was $104.5 million and $127.6 million, respectively, representing a year-over-year growth rate of 22%. In the same periods, we incurred net losses of $36.9 million and $41.8 million, respectively. In 2019 and 2020, our annual recurring revenue was $106 million and $136 million, respectively, representing a year-over-year growth rate of 29%. We generate the majority of our revenue on a subscription basis, with 96% of our total revenue coming from subscriptions in 2020.

Our gross margin was 84% and 83% in 2019 and 2020, respectively. Our non-GAAP gross margin was 84% and 83% in 2019 and 2020, respectively.

Despite investing for growth, we have driven improved operating leverage, demonstrating the strength of our business model as we scale. Our operating loss as a percentage of revenue was (35)% and (25)% in 2019 and 2020, respectively. Our non-GAAP operating loss as a percentage of revenue was (32)% and (20)% in 2019 and 2020, respectively. We continue to invest in our growth to capture an attractive, large and growing market opportunity. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures” for additional information.

Industry Background

We believe identity is the foundation of business growth and expansion in the era of digital transformation and represents a ubiquitous security perimeter. Identity done well is a key enabler for enterprises to achieve higher customer satisfaction and loyalty and better employee productivity. Conversely, identity done poorly can severely inhibit enterprises’ growth through poor customer experiences, user productivity issues, and elevated security risks. We believe the following industry trends are accelerating the need for a modern and comprehensive digital identity platform:

Enterprises Must Digitally Transform to Remain Competitive and Identity is a Key Enabler

•

Enterprises Must Digitally Transform to Remain Competitive. In an increasingly competitive business environment, enterprises must digitally transform in order to provide customers with seamless product

[1]

The industry analyst firms mentioned published different evaluations using their own methodologies for each report. Five of the same identity providers were evaluated in each of three reports cited, and ForgeRock was the only provider named a ‘leader’ among those five in all three separate reports.

and service experiences and employees with access to critical tools and applications. In today’s on-demand economy, customers expect everything near-instantaneously and employees expect tools that enable them to work on any device from any location at any time.

•

Identity is Key to Providing Personalized and Frictionless Experiences. Identity is the front door of an enterprise’s digital experience and essential to delivering simple and secure digital experiences. Without a frictionless identity experience, customers struggle to access products or services, and enterprises struggle to consistently recognize users across varying touchpoints. Consumers increasingly expect experiences that are personalized, seamless, and consistent across all the channels and devices that they use, and they expect these experiences to be fast and reliable.

Enterprises are Challenged with the Rapid Proliferation of Identities to Manage

•

The Rapid Growth in the Number of Digital Identities Presents Additional Performance and Scale Challenges. The number of identities has increased over time as mobile device ownership has grown, IoT endpoints have swelled, devices have become “smarter” and more connected, and APIs have become more pervasive. Further, as the number of identities grows, so does the need for enterprises to recognize and understand the relationships that exist between people, services, and things.

Cyber Threats are Increasing in Scale and Sophistication and Identity is a Key Attack Vector

•

Cyber Attackers are Launching Highly Sophisticated Attacks on an Unprecedented Scale and Most Attacks Involve Compromised Identity Credentials. Cyber attackers are employing advanced attacks that can be multi-staged and utilize a range of attack vectors. Cyber attackers are exploiting identities to gain access to sensitive systems and high-value personal and corporate data. According to the 2020 Verizon Data Breach Investigations Report, over 80% of hacking-related breaches utilized stolen or brute-forced identity credentials. Consumers are also increasingly susceptible to fraud related to identity threats. Cyber criminals continue to find new ways to manipulate consumer behavior and to develop new mechanisms to commit fraud.

•

Enterprises Are Responding with a Zero Trust Security Model for their Consumers and Workforce. Attacks on enterprises, as well as an increasingly distributed workforce, have resulted in the acceleration of a Zero Trust security model. Identity is a crucial part of this new security model. With increased consumer fraud and identity theft, enterprises have to take action.

Enterprises Must Comply with Growing and Continually Evolving Regulatory Requirements

•

Regulatory and Compliance Mandates are Accelerating. Compliance mandates for protecting sensitive user and account data are becoming increasingly complex and continually evolving, and IT organizations often struggle to satisfy both internal and external requirements. Protection of sensitive and personal data and user privacy are key focal points of regulation, such as the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the California Consumer Privacy Act, or CCPA, the General Data Protection Regulation, or GDPR, and the Gramm–Leach–Bliley Act, or GLBA, and these types of regulations continue to proliferate globally.

•

Complying with Regulations Requires an Integrated Identity Solution. Organizations need their identity systems to have complete visibility over their entire architectures, as well as the identities that touch their platforms. Identity solutions must seamlessly recognize an organization’s internal and external user base, have modern controls to manage and govern access, and possess the ability to implement and manage a robust data privacy policy.

IT Environments are Becoming Increasingly Complex

•

Enterprises Need to Invest More in IT. Software is increasingly becoming the medium through which enterprises interact and transact with their customers, employees, and partners. Enterprises must invest in and be able to securely and effectively implement new technologies in order to digitally transform and provide personalized, omnichannel experiences.

•

Enterprise IT Environments are Becoming Increasingly Complex and Heterogeneous. Within a global enterprise, there are typically hundreds or thousands of applications that are running in a variety of environments, including SaaS, public and private cloud, and on premise. In addition, there are often multiple legacy, homegrown, and point identity solutions running simultaneously. This complexity in infrastructure is further exacerbated by the proliferation of applications and devices tied to different identity stores that are attempting to access a growing number of applications, websites, and services.

Limitations of Other Identity Solutions

Existing homegrown, legacy, and point solutions struggle to meet the identity needs of today’s enterprises. Many homegrown and point solutions were designed to solve a limited identity use case and are difficult to secure, maintain, and scale and thus quickly become inadequate. Legacy identity solutions were initially developed 15-20 years ago, when IT environments were less complex and security and compliance challenges were far less demanding. All of these other solutions frequently fail to address modern identity requirements in today’s complex, heterogenous IT environments given various limitations:

•	Trade-off between user experience and security.

•	Lack of a unified platform.

•	Built for customers, employees, or devices, but not all three.

•	Limited enterprise-grade performance and scale.

•	Not designed to run in or support SaaS architectures for cloud or mobile.

•	Difficulty integrating into complex, heterogeneous environments.

•	Difficulty automating manual identity processes.

The ForgeRock Identity Platform

We provide a leading modern identity platform that enables enterprises to secure, manage, and govern the identities of everything—consumers, employees and partners, APIs, microservices, devices, and IoT. More than              organizations around the world leverage our platform to create seamless and secure digital experiences for collectively over three billion identities.

The ForgeRock Identity Platform includes a full suite of identity management, access management, identity governance, and AI-powered autonomous identity capabilities to serve the CIAM, AM, and IGA needs of enterprises. Our platform is deployable in a variety of configurations that can be combined, including self-managed environments, such as public and private cloud environments, and through ForgeRock Identity Cloud.

We provide the ability to manage multiple identity types:

•

Consumer. Our platform enables enterprises to provide secure digital identity experiences for their consumers. User journeys built on our platform provide recognition and personalization across channels and devices, which we believe leads to better customer acquisition, loyalty, and retention while reducing friction and fraud.

•

Workforce. Our platform helps enterprises increase the productivity of their employees, partners, and contingent workers by automatically enabling access to appropriate systems during the worker lifecycle. Our platform also helps reduce enterprise risk by securing system access and governing that the provisioned access is appropriate.

•	IoT and Services. Our platform helps enterprises secure non-human identities, including IoT, machine identities, bots, APIs, and microservices.

We have an integrated set of comprehensive services to orchestrate and secure user identity journeys across four fundamental areas:

•	Identity Management. Automates the identity lifecycle process, including initial set-up, provisioning, transfers, changes, privacy considerations, security protections, and departures.

•	Access Management. Provides simple and secure access management, using rich context and adaptive intelligence to make continuous access decisions.

•	Identity Governance. Manages and reduces risk from users having excessive or unnecessary access to applications, systems, devices, and data.

•	Autonomous Identity. Provides an enterprise-wide view of access, streamlines and automates governance processes, and reduces risk related to digital identities.

ForgeRock is the only vendor recognized as a leader by both Forrester and KuppingerCole in the CIAM market and by Gartner in the AM market.2

Why Leading Enterprises Choose ForgeRock

•

We enable enterprises to deliver exceptional user experiences without compromising security. We provide capabilities, such as passwordless and usernameless authentication that free users from the challenges and security risks associated with weak and forgotten credentials. Further, our Intelligent Access Trees enable our customers to quickly create flexible and tailored user identity journeys allowing for frictionless, seamless, and consistent omnichannel user experiences that also result in enhanced security.

•

We offer a full suite of capabilities that enable enterprises to secure, manage, and govern identities in a unified modern platform. Our platform includes a full suite of identity functionality across CIAM, AM, and IGA, and a differentiated identity object modeling approach that supports all identity types. Our unified platform is built to work with enterprises’ complex landscape of applications and infrastructure and fulfill their identity needs across four fundamental areas identity management, access management, identity governance, and autonomous identity.

•

Our platform manages all identity types. Under our Identity of Everything philosophy, we built our platform for consumers, the workforce, and IoT and services. Further, our platform enables our customers to understand and set policies based on the relationships between different identities. For example, a parent and child relationship where the parent must authorize transactions on behalf of the child, or a connected car with different drivers in a household with various restrictions. While each identity has different requirements, our platform can unify the enterprise architecture and security design across multiple identity types.

•

For consumers, our platform enables enterprises to create personalized, simple, and secure identity journeys across multiple services and devices, regardless of where a consumer begins or continues their experience.

•

For the workforce, our platform enables enterprises to increase the productivity of their workforce and partners by allowing users to login from anywhere, on any device, and quickly access necessary information with enterprise-grade security.

•

For IoT and services, since there are no biometrics or passwords that devices can use, our platform is designed to close the IoT security gap by allowing enterprises to create trusted identities to secure authenticity and authorization of IoT devices and their transactions or data streams.

•

Our platform delivers enterprise-grade performance and scalability to serve mission-critical needs. Since our launch in 2010, our capabilities around performance and scale, rich identity functionality, deployment flexibility, and extensive integration and interoperability have been purpose-built to meet the specific requirements of global enterprises. Our platform can handle large usage spikes as evidenced by our platform’s ability to support over 60,000 user-based access transactions per second per customer, or 216 million per hour. As of December 31, 2020, we had four customers with 100 million or more licensed identities. Our ability to serve mission-critical needs in complex environments for large customers enables us to grow our base of large customers and expand within each of them.

[2]

The industry analyst firms mentioned published different evaluations using their own methodologies for each report. Five of the same identity providers were evaluated in each of three reports cited, and ForgeRock was the only provider named a ‘leader’ among those five in all three separate reports.

•

Our differentiated SaaS architecture facilitates strong customer data protection and high performance. We enable our customers to choose how they want to deploy our software in their complex, heterogeneous environments—whether it be a self-managed deployment in their private or public cloud environments, our SaaS offering, or a combination of both.

•

Our proprietary tenant isolation approach is designed to enhance individual customers’ data security and sovereignty. We have improved upon a typical multi-tenant SaaS architecture by never commingling customer data with each other. In addition, our customers’ data resides only in locations that the customer chooses, which helps enable our customers to comply with data and privacy regulations, such as the GDPR in the European Union.

•

Our architecture does not limit performance of individual customers. Our architecture is designed to maximize performance by not throttling or rate limiting individual customer environments. We also protect against “noisy neighbor” issues so that load from one customer will not affect another customer’s performance.

•

Single codebase. Our SaaS offering leverages the same codebase as our self-managed offering, which enables us to create or modify functionality that can be released on both deployments, and enables our customers utilizing our self-managed deployment to add or migrate to our SaaS deployment more easily. We enable our customers to choose how they want to deploy our software in their complex, heterogeneous environments – whether it be a self-managed deployment in their private or public cloud environments, our SaaS offering, or a combination.

•

Designed to be deployable as SaaS or in public and private cloud environments using DevOps. Our platform utilizes Kubernetes and Docker containerization and is deployable with DevOps workflows, and has been certified to run in Google Cloud Platform, or GCP, Amazon Web Services, or AWS, Microsoft Azure, or Azure, or can be run on a customer’s private cloud.

•

Extensive integrations enable our platform to be the single view of identity and provide powerful extensibility in complex and heterogeneous environments. Our platform has extensive integration capabilities that enable us to integrate with the myriad of applications and infrastructures that exist within our enterprise customers’ heterogeneous IT environments. We are also able to leverage our Trust Network, an ecosystem of over 90+ partners, to extend our rich native functionality with additional vertical-specific authentication, biometrics, digital identity proofing, and risk management capabilities.

•

Proven track record of innovation. We have consistently set the standard of innovation in the identity market, anticipating major market trends and introducing new capabilities to support them. We are a pioneer of the development of advanced capabilities, such as Identity of Everything, Intelligent Access Trees, Continuous Security, certifying deployments on public cloud and multi-cloud with DevOps, enterprise-grade SaaS, passwordless and usernameless authentication using FIDO2 Webauthn, and AI-based Autonomous Identity with proprietary algorithms to automate identity processes. We intend to continue investing to extend our leadership in the CIAM, AM, and IGA markets by developing or acquiring new products and technologies.

•

Management team with deep identity domain expertise. Our management team’s collective experience and deep knowledge of the identity space allows us to maintain our position as an innovation leader. Our management team previously held leadership roles in identity at security and software companies, such as Oracle, Symantec (now Broadcom), and VeriSign. They are a driving force behind our vision, mission, culture, and focus on customer success. Our leadership enables us to continuously deliver products that enterprises need and want. They are also critical in building upon our culture, which we believe is vital to our success.

Our Opportunity

We view global digital identity as a massive opportunity. We believe we are poised to continue to gain market share as a leader in this attractive and growing market due to our extensive enterprise-grade platform that can integrate with any application and operating environment.

According to Gartner, the Worldwide Identity Access Management market is estimated to reach $11.6 billion in 2021 (excluding privileged access management, which Gartner estimates at $1.9 billion). We view Gartner’s estimate as validation of the large near-term opportunity ahead of us. Within the near-term opportunity, we believe we are well-positioned to displace homegrown, legacy, and point solutions. We also believe we are well-positioned to address the enterprise fraud management market, which Forrester estimates to be $3.2 billion in 2020.

We believe that identity is not only a functional tool to be used by IT, DevOps, and security professionals, but also a strategic initiative for global enterprises to meet the increasing need for personalized and omnichannel experiences. Thus, we have estimated our global addressable market opportunity to be approximately $71 billion. Our opportunity includes Identity and Access Management, and Identity Governance and Administration solutions that are applied to consumer, workforce, and IoT and services identity types. For more information, see the section titled “Business—Our Opportunity”.

Our Growth Strategy

•	Innovate and advance our platform.

•	Enhance SaaS. Add more products and functionality to accelerate our ForgeRock Identity Cloud platform, which we launched in 2020.

•	Enhance Governance. Continue to add functionality to our Governance offerings, which we launched in December 2019.

•	Enhance AI. Invest in AI capabilities to automate decision making and deepen the security of our platform.

•	Further build our Trust Network. Further develop and expand our Trust Network to help source and support relationships, provide technology, and enhance our go-to-market.

•	Acquire new customers.

•	Brand awareness and lead acceleration. Continue to invest in our brand and demand-generation to further expand our pipeline.

•

Partner and alliance leverage. Continue to capitalize on key strategic partnerships and alliances, such as our alliances with global system integrators, or GSIs, including Accenture, Deloitte, and PwC, to win new business.

•

Multiple entry points. The extensive breadth of our platform facilitates new customer acquisition by allowing customers to choose from: (1) numerous product modules across identity management, access management, identity governance, and autonomous identity, (2) identity types across consumer, workforce, and IoT and services, and (3) deployments across our self-managed and SaaS offerings.

•	New geographies. Enter new countries within our existing global regions.

•	New types of buyers. Address the needs of all identity constituents within the enterprise and expand adoption beyond the C-suite to developers and business unit leaders.

•	Expand into mid-market. Leverage the ease of deployment of our SaaS offering to accelerate traction in smaller enterprise and mid-market organizations.

•	Expand within our existing customer base.

•	More identities. Increase the utilization of our platform as our customers grow their identity footprint within existing use cases, as well as adding new use cases.

•	More identity types. Cross-sell additional identity types to our customers across consumer, workforce, and IoT and services.

•	More product modules. Cross-sell more product modules across identity management, access management, identity governance, and autonomous identity.

•	More SaaS. Leverage the flexibility of our platform to allow our customers to seamlessly add or transition to our SaaS offering.

•	Customer success. Maintain our focus on customer success to expand within our existing customer base.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those discussed in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of losses, and we expect to incur losses for the foreseeable future.

•	We may not continue to grow on pace with historical rates.

•	We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

•	We have a limited operating history, which makes it difficult to predict our future results of operations.

•

If we fail to innovate in response to rapid technological change, evolving industry standards and changing customer needs, requirements or preferences, our business, financial condition, and results of operations could be adversely affected.

•

If we are unable to efficiently acquire new customers, retain our existing customers or expand the level of adoption of our platform with our existing customers, our business, financial condition, and results of operations could be adversely affected.

•	Our quarterly results are likely to fluctuate and as a result may adversely affect the trading price of our common stock.

•

If our solutions have or are perceived to have defects, errors, or vulnerabilities, or if we otherwise fail or are perceived to fail to provide secure and frictionless user experiences, our brand and reputation could be harmed, which could adversely affect our business, financial condition, and results of operations;

•	We use open source software in our platform and offerings, which could negatively affect our ability to offer our platform and expose us to litigation or other actions;

•

If we fail to adequately obtain, maintain, defend, protect or enforce our intellectual property or proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation;

•

If we are subject to a claim that we infringe, misappropriate or otherwise violate a third party’s intellectual property rights, our business, financial condition, or results of operations could be adversely affected;

•

If we or our third-party service providers experience a data security breach or network incident that allows, or is perceived to allow, unauthorized access to our platform or our customers’ data, our reputation, business, financial condition, and results of operations could be adversely affected; and

•

We are subject to stringent laws, rules and regulations regarding privacy, data protection and information security. Any actual or perceived failure by us to comply with such laws, rules and regulations, the privacy or security provisions of our privacy policy, our contracts or other legal or regulatory requirements could result in proceedings, actions or penalties against us and materially adversely affect our business.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls, webcasts and our corporate blog at www.forgerock.com/blog.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were formed in October 2009 as ForgeRock AS under the laws of Norway. In February 2012, we underwent a reorganization and incorporated as ForgeRock, Inc. under the laws of the state of Delaware. Our principal executive offices are located at 201 Mission Street, Suite 2900, San Francisco, California 94105, and our telephone number is (415) 599-1100. Our website address is www.forgerock.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

“ForgeRock,” our logo and our other registered or common law trademarks, service marks or trade names of ForgeRock appearing in this prospectus are the property of ForgeRock, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. The reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

See the section titled “Risk Factors—Risks Related to Ownership of Our Common Stock—We are an “emerging growth company” and the reduced disclosure and/or delayed accounting standards adoption requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

THE OFFERING

Common stock offered by us	shares

Underwriters’ option to purchase additional shares of common stock from us	shares

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $                 (or approximately $                 if the underwriters’ option to purchase additional shares is exercised in full), based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to repay amounts outstanding under our Amended Restated Plain English Growth Capital Loan and Security Agreement with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC, or to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Risk factors

You should read the section titled “Risk Factors” and the other information included in this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Concentration of ownership

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately     % of the outstanding shares of our common stock, assuming the offering size set forth on the cover page of this prospectus.

Proposed trading symbol	“ ”

The number of shares of our common stock that will be outstanding after this offering is based on                      shares of our common stock outstanding as of                     , after giving effect to the automatic conversion of                      shares of convertible preferred stock that will automatically convert into                      shares of common stock immediately prior to the completion of this offering, or the Capital Stock Conversion, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants outstanding as of , with an exercise price of $ per share;

•	shares of our common stock subject to restricted stock units, or RSUs, outstanding as of ;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Equity Incentive Plan, or our 2021 Plan, which will become effective prior to the completion of this offering;

•

                     shares of our common stock reserved for future issuance under our 2012 Equity Incentive Plan, or our 2012 Plan, including shares of our common stock reserved for future issuance under the UK Enterprise Management Incentive Sub-Plan to the 2012 Plan and French Sub-Plan to the 2012 Plan as of                     , which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2012 Plan; and

•	shares of our common stock to be reserved for future issuance under our 2021 Employee Stock Purchase Plan, or our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2012 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the Capital Stock Conversion will occur immediately prior to the completion of this offering;

•	outstanding warrants to purchase shares of our convertible preferred stock will convert into warrants to purchase shares of our common stock immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, will each occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or warrants or settlement of outstanding RSUs subsequent to ; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2019 and 2020 and consolidated balance sheet data as of December 31, 2020 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
	(in thousands, except per share data)
Consolidated Statements of Operations Data
Revenue:
Subscription term licenses	$51,182	$64,318
Subscription SaaS, support & maintenance	40,682	57,833
Perpetual licenses	7,884	1,225

Total subscriptions and perpetual licenses	99,748	123,376
Professional services	4,750	4,258

Total revenue	104,498	127,634

Cost of revenue:
Subscriptions and perpetual licenses	9,120	12,249
Professional services	7,912	9,079

Total cost of revenue(1)	17,032	21,328

Gross profit	87,466	106,306

Operating expenses:
Research and development(1)	29,636	35,901
Sales and marketing(1)	69,559	75,768
General and administrative(1)	25,293	26,729

Total operating expenses	124,488	138,398

	Year Ended December 31,
	2019	2020
	(in thousands, except per share data)
Operating loss	(37,022)	(32,092)
Foreign currency (loss) gain	(140)	3,064
Fair value adjustment on warrants and preferred stock tranche option	(170)	(7,344)
Interest expense	(1,870)	(4,512)
Other , net	309	(345)

Interest and other expense, net	(1,871)	(9,137)

Loss before income taxes	(38,893)	(41,229)
(Benefit from) provision for income taxes	(1,985)	565

Net loss	$(36,908)	$(41,794)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.57)	$(1.74)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic, and diluted(2)	23,491	23,989

Pro forma net loss per share attributable to common stockholders, basic, and diluted (unaudited)(3)

Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic, and diluted (unaudited)(3)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$102	$166
Research and development	455	1,307
Sales and marketing	1,050	1,794
General and administrative	1,885	2,917

Total stock-based compensation	$3,492	$6,184

(2)

See Note 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted-average shares used in computing the per share amounts.

(3)

The unaudited pro forma net loss per share attributable to common stockholders, basic, and diluted gives effect to the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock (using the if-converted method) into an aggregate of                  shares of our common stock, as though the conversion has occurred as of the beginning of the period or the original date of issuance, if later.

	As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$99,953	$	$
Working capital(4)	77,186
Total assets	168,394
Deferred revenue, current and noncurrent	55,503
Long-term debt, including current portion(5)	39,396
Preferred stock tranche option	7,567
Redeemable convertible preferred stock warrants liability	2,401
Redeemable convertible preferred stock	231,503
Total stockholders’ equity (deficit)	(190,178)

(1)

The pro forma column in the consolidated balance sheet table above gives effect to: (i) the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock as if such conversions had occurred on December 31, 2020, (ii) the reclassification of the redeemable convertible preferred stock tranche option and warrants liability to additional paid-in capital, which conversion and reclassification will occur immediately prior to the completion of this offering, (iii) the April 2021 exercise of a $20.0 million Series E-1 preferred share call option that was exercised by one of our Series E preferred stock investors, and (iv) the filing and effectiveness of our amended and restated certificate of incorporation.

(2)

The pro forma as adjusted column in the consolidated balance sheet data table above gives effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of                  shares of our common stock in this offering, based upon the assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $                     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $                     million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

(4)

Working capital is defined as current assets less current liabilities. See our audited consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

(5)	Net of debt issuance costs of $0.7 million as of December 31, 2020.

	Year Ended December 31,
	2019	2020
	(in thousands)
Summary Cash Flow Data:
Net cash used in operating activities	$(46,959)	$(29,594)
Net cash provided by (used in) investing activities	6,905	(846)
Net cash provided by financing activities	24,911	101,151

Key Business Metrics

We review a number of operating and financial metrics, including the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The calculation of the key business metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

Annual Recurring Revenue (ARR)

	As of December 31,
	2019	2020
	(in millions)
ARR	$106	$136

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Annual Recurring Revenue” for information about how we calculate ARR.

Dollar-Based Net Retention Rate

	As of December 31,
	2019	2020
Dollar-based net retention rate	112%	115%

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Dollar-Based Net Retention Rate” for information about how we calculate dollar-based net retention rate.

Number of Large Customers

	As of December 31,
	2019	2020
Large Customers	277	327

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics—Number of Large Customers” for information about how we calculate the number of large customers.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures are useful to investors in evaluating our operating performance and liquidity. We use non-GAAP financial measures to understand and evaluate our core operating performance and trends, to prepare our annual budget, to monitor and assess our liquidity, and to develop short-term and long-term operating plans. We believe that the non-GAAP financial measures we review are each a useful measure to us and to our investors because they provide consistency and comparability with our past performance and between periods, as these metrices generally eliminate the effects of the variability of certain charges and expenses that may not reflect our overall operating performance and liquidity. We believe that non-GAAP financial measures, when taken collectively with GAAP financial information, can be helpful to us and to investors because it provides consistency and comparability with past performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results.

The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP measures used by other companies. The principal limitation of these non-GAAP financial measures is that they exclude expenses that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP financial measures.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, adjusted to exclude stock-based compensation.

	Year Ended December 31,
	2019	2020
	(dollars in thousands)
Gross profit	$87,466	$106,306
Non-GAAP gross profit	$87,568	$106,472
Gross margin	84%	83%
Non-GAAP gross margin	84%	83%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, adjusted for stock-based compensation expense and restructuring and impairment charges.

	Year Ended December 31,
	2019	2020
	(dollars in thousands)
Operating loss	$(37,022)	$(32,092)
Non-GAAP operating loss	$(33,530)	$(25,276)
Operating margin	(35)%	(25)%
Non-GAAP operating margin	(32)%	(20)%

Adjusted EBITDA

We define Adjusted EBITDA as GAAP operating loss before tax, adjusted for depreciation, stock-based compensation expense, and restructuring and impairment charges.

	Year Ended December 31,
	2019	2020
	(in thousands)
Operating loss	$(37,022)	$(32,092)
Adjusted EBITDA	$(32,362)	$(24,121)

Free Cash Flow

We define free cash flow as GAAP net cash used in operating activities less cash used for purchases of property and equipment.

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(46,959)	$(29,594)
Net cash provided by (used in) investing activities	$6,905	$(846)
Net cash provided by financing activities	$24,911	$101,151
Free cash flow	$(48,519)	$(30,448)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, and results of operations could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, and results of operations could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business, financial condition, and results of operations.

Risks Related to Our Business and Industry

We have a history of losses, and we expect to incur losses for the foreseeable future.

We have incurred net losses in each year since our inception, including net losses of $36.9 million and $41.8 million in 2019 and 2020, respectively. As of December 31, 2020, we had an accumulated deficit of $216.1 million. We expect to continue to incur net losses for the foreseeable future. Because the market for our platform is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations. We expect our operating expenses to continue to increase over the next several years as we hire additional personnel, particularly in sales and marketing, expand and improve the effectiveness of our distribution channels, expand our operations and infrastructure, both domestically and internationally, pursue business combinations and continue to develop our platform. As we transition and develop as a public company, we may incur additional legal, accounting, and other expenses that we did not incur historically. If our revenue does not increase to offset these increases in our operating expenses, we will not be profitable in future periods. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our common stock to decline.

We may not continue to grow on pace with historical rates.

We have experienced rapid growth in recent periods, and we may not sustain our current growth rates. Our ARR increased from $106 million as of December 31, 2019 to $136 million as of December 31, 2020, and our revenue increased from $104.5 million in 2019 to $127.6 million in 2020. However, you should not rely on our key business metrics or results of operations for any previous quarterly or annual period (or the growth rate relating to such metrics or results) as any indication of future periods. In particular, our revenue growth rate and ARR has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term. In future periods, our revenue growth and ARR could slow or our revenue could decline for a number of reasons, including slowing demand for or adoption of our platform and offerings, increasing competition, any failure to gain or retain customers or partners, a decrease in the growth of our overall market, changes to technology or our failure, for any reason, to continue to capitalize on growth opportunities. In addition, our revenue growth rate and ARR may experience increased volatility due to global societal and economic disruption, including the COVID-19 pandemic. As a result, our past financial performance should not be considered indicative of our future performance. If our revenue growth rate and ARR declines, investors’ perceptions of our business and the market price of our common stock could be adversely affected. Additionally, our ARR does not adjust for the timing impact of revenue recognition for specific performance obligations identified within a contract. Therefore, our ARR growth in any given period may not result in a similar growth rate for revenue. Our revenue is also affected by the overall growth in our business and changes in our revenue mix of self-managed subscriptions and SaaS subscriptions. As a result, our year-over-year growth rates for total revenue may not be comparable due to changes in our revenue mix.

We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The identity and access management market is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. We face competition from (1) legacy providers such as CA Technologies, IBM and Oracle, (2) cloud-only providers such as Okta, (3) companies that provide a subset of functionality across identity, access and governance such as Okta, Ping, and SailPoint, and (4) homegrown solutions that are designed to solve a limited identity use case. We also compete with other companies that offer a broad array of IT solutions that compete in our market.

With the continued increase in merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a significant likelihood that we will compete with other large technology companies in the future. For example, other technology companies could acquire or develop an identity and access management or digital identity platform that competes directly with our platform. These companies have significant name recognition, considerable resources and existing IT infrastructures and powerful economies of scale and scope, which allow them to rapidly develop and deploy new solutions. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as greater name recognition and brand awareness, longer operating histories, larger customer bases, larger sales and marketing budgets and resources, broader distribution and established relationships with partners and customers, greater professional services and customer support resources, greater resources to make acquisitions and enter into strategic partnerships, lower labor and research and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources. Certain of our competitors may also have greater ease of implementation of their products with customers in our market, as well as flexibility, scale, and breadth of integration points.

In addition, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products they offer or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our offerings, including through selling at zero or negative margins, product bundling or closed technology platforms. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Our larger competitors often have broader product lines and market focus and are less susceptible to downturns in a particular market. Our competitors may also seek to repurpose their existing offerings to provide identity solutions with subscription models. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. Further, industry trends, such as the migration to cloud and the transition to Zero Trust, could give competitors an advantage in the market if they are better positioned to address such industry trends. Additionally, start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with our solutions or solution packages.

Consolidation in the markets in which we compete may affect our competitive position. This is particularly true in circumstances where customers are seeking to obtain a broader set of solutions and services than we are currently able to provide. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with system integrators, third-party consulting firms, or other parties. Any such consolidation, acquisition, alliance, or cooperative relationship could lead to pricing pressure and loss of our market share and could result in a competitor with greater financial, technical, marketing, service, and other resources, all of which could harm our ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our offerings. Any failure to meet and address the foregoing could adversely affect our business, financial condition, and results of operations.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth, and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Our employee headcount grew from 588 as of December 31, 2019 to 680 as of December 31, 2020. Employee growth has occurred both at our headquarters and in a number of locations across the United States and internationally. Our ability to manage our growth effectively and to integrate new employees and technologies into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop, and motivate a large number of new employees, while maintaining the beneficial aspects of our culture.

Continued growth could challenge our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train, and retain highly skilled personnel and maintain customer satisfaction. In addition, we have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in evolving industries, including market acceptance of our platform and offerings, intense competition, and our ability to manage our costs and operating expenses. We must continue to improve and expand our IT and financial infrastructure, operating, and administrative systems and relationships with various partners and other third parties. Additionally, we currently have international operations in Canada, France, Germany, Norway, Sweden, the United Kingdom, Australia, New Zealand, and Singapore, and we may continue to expand our international operations in these jurisdictions or other countries in the future. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, research and development, sales and marketing, administrative, financial, and other resources. If we are unable to manage our continued growth successfully, our business, financial condition, and results of operations could suffer. In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our customer base continues to grow, we will need to expand our account management, customer service and other personnel, and our network of partners, to provide personalized account management and customer service. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, financial condition, and results of operations could be adversely affected.

We have a limited operating history, which makes it difficult to predict our future results of operations.

We were formed in 2009 and we have since frequently expanded our platform features and offerings and evolved our pricing methodologies. Our limited operating history and evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

•	accurately forecast our revenue and plan our expenses;

•	increase the number of new customers and retain and expand relationships with existing customers;

•	successfully introduce new offerings and services;

•	successfully compete with current and future competitors;

•	successfully expand our business in existing markets and enter new markets and geographies;

•	anticipate and respond to macroeconomic and technological changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	maintain and expand our relationships with partners;

•	successfully execute on our sales and marketing strategies;

•	adapt to rapidly evolving trends in the ways consumers interact with technology;

•	hire, integrate, and retain talented technology, sales, customer service, and other personnel; and

•	effectively manage rapid growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected. Additionally, we recently launched our SaaS offering, and it is in the early stages of customer adoption. Our SaaS offering may prove to be difficult to scale, or encounter other difficulties and such difficulties could cause our results of operations to differ materially from our expectations and our business, financial condition, and results of operations could be adversely affected.

If we fail to innovate in response to rapid technological change, evolving industry standards and changing customer needs, requirements or preferences, our business, financial condition, and results of operations could be adversely affected.

The identity and access management market is characterized by rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to anticipate, adapt, and respond effectively to these changes on a timely and cost-effective basis. In addition, as our customers’ technologies and business plans grow more complex, we expect them to face new and increasing challenges. Our customers require that our platform effectively identify and respond to these challenges without disrupting the performance of our customers’ IT systems or interrupting their business operations. As a result, we must continually modify and improve our offerings in response to changes in our customers’ IT infrastructures and operational needs or end-user preferences. The success of any enhancement to our existing offerings or the deployment of new offerings depends on several factors, including the timely completion and market acceptance of our enhancements or new offerings. Any enhancement to our existing offerings or new offerings that we develop and introduce involves significant commitment of time and resources and is subject to a number of risks and challenges including:

•	ensuring the timely release of new offerings, features and platform enhancements;

•	adapting to emerging and evolving industry standards, technological developments by our competitors and customers, and changing regulatory requirements;

•	interoperating effectively with existing or newly-introduced technologies, systems, or applications of our existing and prospective customers;

•	resolving defects, errors, or failures in our platform or offering;

•	extending the operation of our offerings and services to new and evolving platforms, operating systems, and hardware products, such as mobile and IoT devices; and

•	managing new offerings, features, and service strategies for the markets in which we operate.

If we are not successful in managing these risks and challenges, or if our new offerings, platform upgrades and services are not competitive or do not achieve market acceptance, our business, financial condition, and results of operations could be adversely affected.

If we are unable to efficiently acquire new customers, retain our existing customers or expand the level of adoption of our platform with our existing customers, our business, financial condition, and results of operations could be adversely affected.

To continue to grow our business, it is important that we continue to acquire new customers. Our success in adding new customers depends on numerous factors, including our ability to (1) offer a compelling identity and access management platform and effective offerings, (2) execute our sales and marketing strategy, (3) attract, effectively train and retain new sales, marketing, professional services and support personnel, (4) develop or expand relationships with partners, (5) expand into new geographies and vertical markets, (6) deploy our platform or offerings for new customers, (7) provide quality customer support once deployed, (8) effectively manage and forecast our customer count, and (9) expand our use cases for our existing customers.

It is important to our continued growth that we retain our existing customers. Our customers have no obligation to renew their subscription agreements, and our customers may decide not to renew these agreements with a similar contract period, at the same prices and terms or with the same or a greater number of identities, or at all. Our customer retention or our customers’ use of our platform and services may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our platform and offerings, our customer support and professional services, our prices and pricing plans, the competitiveness of other identity and access management offerings and services, reductions in our customers’ spending levels, user adoption of our platform and offerings, deployment success, utilization rates by our customers, new releases, and changes to our platform or offerings. Additionally, new consolidations, acquisitions, alliances or cooperative relationships involving one or more of our customers may lead such customers not to renew their existing subscriptions with us.

Our ability to increase revenue also depends in part on our ability to increase the number of identities managed by our platform and sell more use cases or offerings to our existing and new customers. Our ability to increase sales to existing customers depends on several factors, including their experience with implementing our offerings and using our platform and the existing offerings they have implemented, their ability to integrate our offerings with existing technologies and our pricing model. As we expand our market reach, we may experience difficulties in gaining traction and raising awareness among potential customers regarding the critical role that our offerings play in securing their businesses and we may face more competitive pressure in such markets. Additionally, our existing customers may delay or fail to pay us under our commercial agreements. Our dollar-based net retention rate may fluctuate from period to period and is dependent upon new ARR and renewals from existing customers, of which new ARR is impacted by the mix of new ARR from existing and new customers in any given period. We cannot accurately predict our renewals and dollar-based net retention rate given the diversity of our customer base, the size of our industry, and geography. Our renewals and dollar-based net retention rate may decline or fluctuate as a result of a number of factors, many of which are outside our control, including the business strength or weakness of our customers, customer usage, the ability of our customers to quickly integrate our products into their businesses, the ability of our customers to continually find new uses for our products within their businesses, and customer satisfaction with our products, platform capabilities, and customer support.

If we are unable to successfully acquire new customers, retain our existing customers or expand sales to existing customers, our business, financial condition, and results of operations could be adversely affected.

Our quarterly results are likely to fluctuate and as a result may adversely affect the trading price of our common stock.

Our quarterly results of operations, including our key business metrics, are likely to vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results for any one quarter are not necessarily an accurate indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, many of which are outside of our control. Factors that may cause fluctuations in our quarterly financial results include:

•	the mix of revenue attributable to our various offerings, in particular, our SaaS and subscription offerings;

•	the length of our sales cycles;

•	the weighted average duration of our contracts in any given period;

•	the mix of revenue attributable to larger transactions as opposed to smaller transactions, and the associated volatility and timing of our transactions;

•	the level of demand for our platform;

•	our ability to attract new customers, obtain renewals from existing customers, and upsell or otherwise increase our existing customers’ use of our platform;

•	the timing and success of new product introductions by us or our competitors or any other change in the competitive landscape of our market;

•	pricing pressure as a result of competition or otherwise;

•	seasonal buying patterns for IT spending;

•

changes in remaining performance obligations, or RPO, due to seasonality, the timing of and compounding effects of renewals, invoice duration, size and timing, new business linearity between quarters and within a quarter or average contract term, all of which may impact implied growth rates;

•	errors in our forecasting of the demand for our offerings, which could lead to lower than projected revenue, increased costs or both;

•	increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	security breaches or incidents impacting, technical difficulties with or interruptions to, the delivery and use of our platform and offerings;

•

our ability to comply with laws, rules, regulations, industry standards, contractual obligations, and other legal requirements relating to privacy, data protection and information security, including the GDPR, and the California Consumer Privacy Act, or CCPA;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

•	our ability to effectively obtain, maintain, protect, defend, and enforce our intellectual property rights;

•	credit, liquidity, financial or other difficulties confronting our channel partners;

•	adverse litigation judgments, settlements of litigation and other disputes or other litigation-related or dispute-related costs;

•	the impact of new accounting pronouncements and associated system implementations;

•	changes in the legislative or regulatory environment;

•	fluctuations in foreign currency exchange rates;

•	expenses related to real estate, including our office leases, and other fixed expenses; and

•	general economic conditions in domestic or international markets, including the economic impact of the COVID-19 pandemic and other geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. In addition, we generally experience seasonality based on when we enter into agreements with customers, which has historically been the most frequent in our fourth quarter, and our quarterly results of operations generally fluctuate from quarter-to-quarter depending on customer purchasing habits. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the subscription. We expect that seasonality will continue to affect our results of operations in the future and may reduce our ability to predict cash flow and optimize the timing of our operating expenses.

The variability and unpredictability of our quarterly results of operations or key business metrics could result in our failure to meet our expectations or those of securities analysts or investors. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline, and we could face costly lawsuits, including securities class action suits.

If our solutions have or are perceived to have defects, errors, or vulnerabilities, or if we otherwise fail or are perceived to fail to provide secure and frictionless user experiences, our brand and reputation could be harmed, which could adversely affect our business, financial condition, and results of operations.

Real or perceived defects, errors, or vulnerabilities in our software, the failure of our solution to secure digital identities, including any stored or transmitted data and integrated applications, services, and APIs, the failure to protect against advanced or newly developed exploits or discovered vulnerabilities, misconfiguration of our solutions, or the failure of customers to take action on attacks could harm our reputation and adversely affect our business, financial condition, and results of operations. Because our platform is complex, it may contain defects or errors that are not detected until after deployment. We cannot assure you that our products will protect against all security vulnerabilities, exploits, or cyber attacks, especially in light of the rapidly changing cybersecurity landscape that our offerings seek to address. Due to a variety of both internal and external factors, including, without limitation, defects or misconfigurations of our solutions, our offerings could become vulnerable to security incidents that cause them to fail to secure identities, to protect against vulnerabilities and exploits, to secure data that is stored or transmitted, and to secure integrated applications, services, and APIs. In addition, due to a variety of both internal and external factors, including real or perceived defects, errors, vulnerabilities, or misconfiguration in our software, our solutions may fail to deliver a frictionless experience or may significantly or negatively degrade the end user experience which could lead to customer and end user dissatisfaction that could harm our reputation and adversely affect our business, financial condition, and results of operations.

Moreover, as our platform is adopted by an increasing number of enterprises and governmental entities, it is possible that the individuals and organizations behind advanced cyberattacks will begin to focus on finding ways to defeat our platform. If this happens, our customers could be specifically targeted by attackers, which could result in vulnerabilities in our platform or undermine the market acceptance of our platform or solutions or our reputation as a provider of identity and access management solutions.

Companies are increasingly subject to a wide variety of attacks on their systems and networks on an ongoing basis. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms and ransomware), employee or contractor theft, fraud, misconduct or misuse, password spraying, phishing, social engineering attacks and denial-of-service attacks, we and our third-party service providers now also face threats from sophisticated nation-state and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to our systems (including those hosted on GCP or other cloud services), internal networks, our customers’ systems, and the information that they store and process. Despite our efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If any of our customers experiences a cyberattack while using our platform or offerings, or believes that this has occurred, such customer could be disappointed with our platform, regardless of whether our offerings or services were implicated in failing to prevent such attack. Real or perceived security breaches of, or security incidents impacting, our customers’ networks could cause disruption or damage to their networks or other negative consequences and could result in negative publicity to us, damage to our reputation, and other customer relations issues, and our business, financial condition, and results of operations could be adversely affected.

If we or our third-party service providers experience a data security breach or network incident that allows, or is perceived to allow, unauthorized access to our platform or our customers’ data, our reputation, business, financial condition, and results of operations could be adversely affected.

As a provider of identity and security solutions, we pose an attractive target for cyber attacks. The security measures we have integrated into our internal systems and platform, which are designed to detect unauthorized access or activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect our internal networks and platform against certain attacks and other security incidents. In addition, techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently, become more complex over time and generally are not recognized until launched against a target. As a result, we and our third-party service providers may be unable to anticipate these techniques or implement adequate preventative measures quickly enough to prevent either an electronic intrusion into our systems or services or a compromise of customer data, and we and they may face difficulties or delays in identifying or otherwise responding to any potential security breach or incident. Additionally, our remediation efforts and other response to any potential security breach or incident may not be successful or timely.

Third parties may attempt to fraudulently induce employees, contractors, customers, or our customers’ users into disclosing sensitive information, such as user names, passwords, or other information or otherwise compromise the security of our internal networks, electronic systems, or physical facilities in order to gain access to our data or our customers’ data, which could result in significant legal and financial exposure, a loss of confidence in the security of our platform, interruptions, or malfunctions in our operations, account lock outs, and, ultimately, harm to our business, financial condition, and results of operations.

Our customers’ use of ForgeRock to access business systems and store data concerning, among other things, their employees, contractors, partners and customers is essential to their use of our platform, which collects, uses, stores, transmits, and otherwise processes customers’ proprietary information and personal data. If a breach of customer data on our platform were to occur, as a result of third-party action, technology limitations, employee or contractor error, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data or systems was disrupted, we could incur significant liability to our customers and to individuals or businesses whose information was being stored by our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation. Further, and notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, including their security measures and the processing of data by our third-party service providers, we cannot ensure the integrity or security of measures they take to protect customer information and prevent data loss.

In addition, security breaches or incidents impacting our platform could result in a risk of loss or unauthorized disclosure of critical information, including personal data, or the denial of access to this information, which, in turn, could lead to enforcement actions, litigation, regulatory or governmental audits, investigations, inquiries and possible significant liability, and increased requests by individuals regarding their personal data. Security breaches and incidents could also damage our relationships with and ability to attract customers and partners, and trigger service availability, indemnification, and other contractual obligations. Security breaches and incidents may also cause us to incur significant investigation, mitigation, remediation, notification and other expenses, including necessitating that we put in place additional measures designed to prevent further security breaches or incidents. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security. Furthermore, as a provider of identity and security solutions, any such breach, including a breach of our customers’ systems, could compromise systems secured by our products, creating system disruptions, or slowdowns and exploiting security vulnerabilities of our or our customers’ systems, and the information stored on our or our customers’ systems could be improperly accessed, publicly disclosed, altered, lost or stolen, which could subject us to liability and cause us financial harm. While we maintain cybersecurity insurance, our insurance may be insufficient to cover all liabilities incurred in these incidents, and any incidents may result in loss of, or increased costs of, our cybersecurity insurance. We also cannot ensure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation and our business, financial condition, and results of operations. We also cannot ensure that any limitations of liability provisions in our customer agreements, contracts with third-party service providers and other contracts for a security lapse or breach or other security-related matter would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim.

Any breaches, or any perceived breach, of our systems, our customers’ systems, or other systems or networks secured by our products, whether or not any such breach is due to a vulnerability in our platform, may also undermine confidence in our platform or our industry and result in damage to our reputation and brand, negative publicity, loss of partners, customers and sales, increased costs to remedy any problem, costly litigation, and other liability. In addition, a breach of the security measures of one of our partners could result in the exfiltration of confidential corporate information or other data that may provide additional avenues of attack, and if a high profile security breach occurs with respect to a comparable identity and access management provider, our customers and potential customers may lose trust in identity and access management providers generally, which could adversely impact our ability to retain existing customers or attract new ones, potentially causing a negative impact on our business. Any of these negative outcomes could negatively impact market acceptance of our platform and our business, financial condition, and results of operations could be adversely affected.

The global COVID-19 pandemic has harmed and could continue to harm our business, financial condition, and results of operations.

The ongoing COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal and economic disruption and financial market volatility, resulting in business shutdowns, and reduced business activity. We believe that the COVID-19 pandemic has had a modest negative impact on our business and results of operations, primarily as a result of:

•

for certain enterprises, delaying or pausing digital transformation and expansion projects and negatively impacting IT spending, which has caused some potential customers to delay or forgo purchases of subscriptions for our platform and services and some existing customers to fail to renew subscriptions, reduce their usage or fail to expand their usage of our platform due to the COVID-19 pandemic’s impact on their business;

•	restricting our sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening our sales cycles; and

•	delaying the delivery of professional services and training to our customers.

The COVID-19 pandemic may cause us to continue to experience the foregoing challenges in our business in the future and could have other effects on our business, including disrupting our ability to develop new offerings and enhance existing offerings, market, and sell our products and conduct business activities generally.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, our customers and the communities in which we operate, and we may take further actions as required by government entities or that we determine are in the best interests of our employees, customers, partners, and third-party service providers. In particular, governmental authorities have instituted shelter-in-place policies or other restrictions in many jurisdictions in which we operate, including in the San Francisco Bay Area where our headquarters are located, which policies require most of our employees to work remotely. Even once shelter-in-place policies or other governmental restrictions are lifted, we expect to take a measured and careful approach to have employees returning to offices and travel for business. These precautionary measures and policies could negatively impact product innovation and development and employee and organizational productivity, training, and collaboration, or otherwise disrupt our business operations. The extent and duration of working remotely may expose us to increased risks of security breaches or incidents. We may need to enhance the security of our platform and offerings, our data, and our internal IT infrastructure, which may require additional resources and may not be successful.

In addition, the COVID-19 pandemic has disrupted and may continue to disrupt the operations of our customers and partners, particularly our customers in industries, including travel and entertainment, that have been especially impacted by the pandemic. Other disruptions or potential disruptions resulting from the COVID-19 pandemic include restrictions on our personnel and the personnel of our partners to travel and access customers for training, delays in product development efforts, and additional government requirements or other incremental mitigation efforts that may further impact our business, financial condition, and results of operations. The extent to which the COVID-19 pandemic continues to impact our business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, the scope of travel restrictions imposed in geographic areas in which we operate, mandatory or voluntary business closures, the impact on businesses and financial and capital markets and the extent and effectiveness of the development and distribution of vaccines and other actions taken throughout the world to contain the virus or treat its impact. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on our business, financial condition, and results of operations, though the full extent and duration is uncertain. To the extent the COVID-19 pandemic adversely affects our business, financial condition, and results of operations it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If our platform and offerings fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business, financial condition, and results of operations could be adversely affected.

The success of our platform depends, in large part, on its ability to help our customers achieve and maintain compliance with certain industry standards and government regulations, such as the Sarbanes-Oxley Act, HIPAA, the CCPA, the GDPR, and the GLBA, and these types of regulations continue to proliferate globally. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could affect whether our customers believe our platform assists them in maintaining compliance with such laws or regulations. If our platform and offerings fail to expedite our customers’ compliance initiatives, our customers may lose confidence in our platform and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to digital identity and security are changed in a manner that makes such regulations and industry standards less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our platform and offerings. If we are unable to manage the foregoing risks, our business, financial condition, and results of operations could be adversely affected.

We recognize a significant portion of our revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales may not be immediately reflected in our results of operations.

In 2020, 96% of our revenue was subscription revenue. We recognize revenue from the non-license element of subscriptions and support and maintenance ratably over the term of the subscription or support and maintenance agreements with our customers, which is generally one to three years. As a result, a substantial portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into in prior periods. Consequently, the full impact of a decline in new sales or renewals in any one period may not be immediately reflected in our results of operations for such period. Accordingly, the effect of significant downturns in sales and market acceptance of and demand for our platform and changes in our rate of renewals may not be fully reflected in our results of operations until future periods.

We also intend to increase our investment in research and development, sales and marketing, and general and administrative functions, and other areas to grow our business. These costs are generally expensed as incurred (with the exception of sales commissions), as compared to a significant portion of our revenue, which is recognized ratably in future periods. We may recognize the costs associated with such increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our business, financial condition and results of operations.

Our sales cycle is frequently long and unpredictable, and our sales efforts require considerable time and expense.

Since we primarily focus on selling our offerings to enterprises, the timing of our sales can be difficult to predict. We and our partners are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of our platform and offerings. Customers often view the purchase of our platform and offerings as a strategic decision and significant investment and, as a result, frequently require considerable time to evaluate, test, and qualify our platform and offerings prior to purchase. In particular, for customers in highly-regulated industries, the selection of a security solution provider is a critical business decision due to the sensitive nature of these customers’ data, which results in particularly extensive evaluations prior to the selection of information security vendors. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the discretionary nature of purchasing and budget cycles and decisions;

•	lengthy purchasing approval processes;

•	the industries in which our customers operate;

•	the evaluation of competing solutions and offerings during the purchasing process;

•	time, complexity and expense involved in replacing existing solutions;

•	announcements or planned introductions of new offerings, features or functionality by our competitors or of new offerings, features or functionality by us; and

•	evolving functionality demands.

If our efforts in pursuing sales and customers are unsuccessful, or if our sales cycles lengthen, our revenue could be lower than expected, which would adversely affect our business, financial condition, and results of operations.

Our international operations and continued international expansion subject us to additional costs and risks, which could adversely affect our business, financial condition, and results of operations.

We generated 56% and 52% of our revenue outside the United States in 2019 and 2020, respectively. Our growth strategy depends, in part, on our continued international expansion. We are continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will be successful.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	unexpected costs and errors in the localization of our platform, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	lack of familiarity and burdens of complying with foreign laws, legal standards, privacy standards, regulatory requirements, tariffs, and other barriers;

•	laws and business practices favoring local competitors or commercial parties;

•	costs and liabilities related to compliance with foreign data privacy, protection and security laws, rules, regulations, standards and enforcement, including the GDPR;

•	fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and expense;

•	risk that our foreign employees or partners will fail to comply with U.S. and foreign laws;

•

practical difficulties of obtaining, maintaining, defending, protecting, and enforcing intellectual property rights in countries with fluctuating laws and standards and reduced or varied protection for intellectual property rights in some countries;

•

restrictive governmental actions focusing on cross-border trade, including taxes, trade laws, tariffs, import and export restrictions, controls, or quotas, barriers, sanctions, custom duties, or other trade restrictions;

•	unexpected changes in legal and regulatory requirements;

•	difficulties in managing partners;

•	differing technology standards;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations, including compliance with differing employer-employee relationships and local employment laws;

•	political, economic and social instability, war, armed conflict, or terrorist activities;

•	health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses; and

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings.

Operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability. Any of the foregoing factors could harm our ability to generate revenue outside of the United States and, consequently, adversely affect our business, financial condition, and results of operations.

We may face exposure to foreign currency exchange rate fluctuations.

A substantial portion of our international customer contracts are denominated in local currencies. In addition, the majority of our international costs are denominated in local currencies. As a result, fluctuations in the value of the U.S. Dollar and foreign currencies may affect our results of operations when translated into U.S. Dollars. For example, in the first quarter of 2020, the volatility in the exchange rate of the Norwegian Krone, British Pound, and the U.S. Dollar resulted in a meaningful impact on our consolidated results of operations. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

If we fail to offer high-quality customer support, our business and reputation will suffer.

Once our platform is deployed, our customers rely on our support services to resolve any issues that may arise. High-quality customer education and customer support is important for the successful marketing and sale of our platform and offerings and for the renewal of existing customers. We must successfully assist our customers in deploying our platform and offerings, resolving performance issues, and addressing interoperability challenges with a customer’s existing network and security infrastructure. Many enterprises, particularly large enterprises, have complex networks, and require high levels of focused support, including premium support offerings, to fully realize the benefits of our platform. Any failure by us to maintain the expected level of support could reduce customer satisfaction and hurt our customer retention, particularly with respect to our large enterprise customers. To the extent that we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our platform could be adversely affected.

Given our growth, we may in the future engage third parties to provide support services to our customers. Any failure to properly train or oversee such contractors could result in a poor customer experience, which could have an adverse impact on our reputation and ability to renew subscriptions or engage new customers. In addition, some of our contracts with our larger customers require consent in the event we subcontract the services we provide thereunder. The process of obtaining consent to subcontract support services with these customers could be lengthy and there can be no assurance such consent would be provided.

Furthermore, as we sell our platform and offerings internationally, our support organization faces additional challenges, including those associated with delivering support, training and documentation in languages other than English. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, business, financial condition, and results of operations, and adversely impact our ability to sell our platform or offerings to existing and prospective customers. The importance of high-quality customer support will increase as we expand our business and pursue new customers.

If we do not set optimal prices for our platform and offerings, our business, financial condition, and results of operations could be adversely affected.

In the past, we have at times adjusted our prices either for individual customers in connection with long-term agreements or for a particular offering. We expect that we may need to change our pricing in future periods. Further, as competitors introduce new products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. As we expand internationally, we also must determine the appropriate price to enable us to compete effectively in each respective geographic region. In addition, if our mix of offerings changes, then we may need to, or choose to, revise our pricing model. If we do not optimally price our platform and offerings and manage risks related to changing our prices or pricing model, our business, financial condition, and results of operations could be adversely affected.

If we are unable to manage the costs associated with our professional services, our results of operations could be adversely affected.

We offer professional services associated with implementing our platform and training customers on the use of our platform, and our revenue from professional services carries a negative gross margin compared to our subscription revenue. We price our professional services to be attractive to customers because we believe that our professional services help achieve customer success on our platform, which assists us in retaining customers and expanding our relationships with them. If we are unable to manage and improve the margin associated with our professional services, our business, financial condition, and results of operations could be adversely affected.

If our platform or offerings do not effectively interoperate with our customers’ existing or future IT infrastructures, our business would be harmed.

Our success depends in part on the interoperability of our platform or offerings with our customers’ IT infrastructures, including third-party operating systems, applications, data and devices that we have not developed and do not control. Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. Any changes in such infrastructure, operating systems, applications, data or devices that degrade the functionality of our platform or offerings or give preferential treatment to competitive solutions could adversely affect the adoption and usage of our platform. We may not be successful in quickly or cost effectively adapting our platform or offerings to operate effectively with these operating systems, applications, data, or devices. If it is difficult for our customers to access and use our platform or offerings, or if our platform or offerings cannot connect a broadening range of applications, data and devices, then our customer growth and retention may be harmed, and our business, financial condition, and results of operations could be adversely affected. We rely on open standards for many integrations between our platform and third-party applications that our customers utilize, and in other instances on such third parties making available the necessary tools for us to create interoperability with their applications. If application providers were to move away from open standards, or if a critical, widely-utilized application provider were to adopt proprietary integration standards and not make them available for the purposes of facilitating interoperability with our platform, the utility of our platform and offerings for our customers would be decreased, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition, and results of operations could be adversely affected.

Real or perceived errors, failures, vulnerabilities or bugs in our platform, including deployment complexity, could harm our business, financial condition, and results of operations.

Errors, failures, vulnerabilities or bugs may occur in our platform, especially when updates are deployed or new platform offerings and functionalities are rolled out. Our platform is often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which our platform is deployed. In addition, deployment of our platform into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our platform. Any such errors, failures, vulnerabilities or bugs may be difficult to detect and may not be found until after they are deployed to our customers. Further, our platform and offerings operate in conjunction with, and we are dependent upon, numerous third-party products and components. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. If there is a security vulnerability, error, or other bug in one of these third-party products or components and if there is a security exploit targeting them, we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. More generally, real or perceived errors, failures, vulnerabilities or bugs in our platform, or delays in or difficulties implementing our platform releases, could result in negative publicity, or corruption of, or unauthorized access to, customer data, loss of or delay in market acceptance of our platform, a decrease in customer satisfaction, confidence or adoption rates, delayed product introductions, compromised ability to protect the data (including personal data) of our customers and our data and intellectual property, an inability to provide some or all of our services, loss of competitive position, or claims by customers for losses sustained by them, all of which could adversely affect our business, financial condition, and results of operations. Such errors, bugs, vulnerabilities or defects could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities.

If there are interruptions or performance problems associated with our technology or infrastructure, our customers may experience service outages or delays in the deployment of our platform.

Our continued growth depends on the ability of our existing and potential customers to access our platform 24 hours a day, seven days a week, without interruption or degradation of performance. We have in the past and may in the future experience disruptions, outages and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, distributed denial-of-service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by our customers, especially during peak usage times and as our offerings become more complex and our user traffic increases. If our platform is unavailable or if our customers are unable to access our offerings or deploy them within a reasonable amount of time, or at all, our business would be harmed. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services.

The adverse effects of any service interruptions on our reputation and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers expect continuous and uninterrupted access to our offerings and have a low tolerance for interruptions of any duration. Since our customers rely on our offerings to provide and secure access to their IT infrastructures and to support customer-facing applications, any outage on our platform would impair the ability of our customers to operate their businesses, which would negatively impact our brand, reputation and customer satisfaction. Additionally, our insurance policies may be insufficient to cover a claim made against us by any customers affected by any disruptions, outages, or other performance or infrastructure problems.

Moreover, we depend on services from various third parties to maintain our cloud infrastructure and deploy our offerings, such as GCP, which hosts our platform. If a third-party service provider fails to provide sufficient capacity to support our platform or otherwise experiences service outages, such failure could interrupt our customers’ access to our services, which could adversely affect their perception of our platform’s reliability. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our offerings. In the event that our service agreements are terminated with our cloud infrastructure providers, or there is a lapse of service, interruption of internet service provider connectivity or damage to such providers’ facilities, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our offerings until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. We may also be unable to effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Our platform is accessed by a large number of customers, often at the same time. As we continue to expand the number of our customers and offerings available to our customers, our technology may not be able to scale to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of third-party cloud infrastructure providers, third-party internet service providers or other third-party service providers whose services are integrated with our platform to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to scale our operations. Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to obtain subscription renewals from existing customers, impair our ability to grow our customer base, result in the expenditure of significant financial, technical and engineering resources, subject us to financial penalties and liabilities under our service level agreements, and otherwise could adversely affect our business, financial condition, and results of operations.

System interruption and the lack of integration, redundancy and scalability in these systems and infrastructures may harm our business, financial condition, and results of operations.

Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructure, including websites, information and related systems. System interruption and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent us from efficiently providing access to our platform. We also rely on third-party computer systems, broadband and other communications systems and service providers in connection with providing access to our platform generally. Any interruptions, outages or delays in our systems and infrastructure, our business or third parties, or deterioration in the performance of these systems and infrastructure, could impair our ability to provide access to our platform. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, other natural disasters, acts of war or terrorism and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructure at any time. Any of these events could cause system interruption, delays and loss of critical data, including personal data, and could prevent us from providing access to our platform. While we have backup systems for certain aspects of these operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these events were to occur, it could harm our business, financial condition, and results of operations.

If we fail to efficiently maintain, protect and enhance our brand, our ability to attract new customers could be impaired and our business, financial condition, and results of operations could be adversely affected.

We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread adoption of our platform and offerings and is critical to our ability to attract new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable and useful offerings at competitive prices, our ability to maintain our customers’ trust and our ability to successfully differentiate our services and platform capabilities from competitive products and services, any of which we may not be able to do effectively. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, financial condition, and results of operations could be adversely affected.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to grow our customer base and achieve broader market acceptance of our platform.

Our ability to increase our customer base and achieve broader market acceptance of our platform depends, in part, on our ability to expand our marketing and sales operations. We plan to continue expanding our direct sales force and engaging additional channel, system integrator and technology partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our partners if we are unable to attract and retain additional motivated partners, if any existing or future partners fail to successfully market, resell, implement or support our platform or offerings for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support the products and solutions of other providers. For example, some of our partners also sell or provide integration and administration services for our competitors’ products, and if such partners devote greater resources to marketing, reselling and supporting competing products, our business, financial condition, and results of operations could be adversely affected.

If we cannot maintain our corporate culture as we grow, our business could be adversely affected.

We believe that our corporate culture has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. We have invested substantial time and resources in building our team and we expect to continue to hire as we expand, including with respect to our international operations. As we transition and grow as a public company and grow internationally, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively execute on our business strategy.

We depend on our management team and other highly skilled personnel, and we may fail to attract, retain, motivate, or integrate highly skilled personnel, which could adversely affect our business, financial condition, and results of operations.

We depend on the continued contributions of our management team, key employees, and other highly skilled personnel. Our management team and key employees are at-will employees, which means they may terminate their relationship with us at any time. The loss of the services of any of our key personnel or delays in hiring required personnel, particularly within our research and development and engineering teams, could adversely affect our business, financial condition, and results of operations.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters is located, and in other locations where we maintain offices, is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill our current or future needs. Additionally, the former employers of our new employees may attempt to assert that our new employees or we have breached their legal obligations, which may be time-consuming, distracting to management and may divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines relative to our competitors, our ability to attract and retain highly skilled personnel may be harmed. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition, and results of operations could be adversely affected.

We may be unable to make acquisitions and investments, successfully integrate acquired companies into our business, or our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition, and results of operations.

We have in the past acquired, and we may in the future acquire or invest in, businesses, offerings, technologies, or talent that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of such acquisitions or investments. The pursuit of potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, solutions and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:

•	delays or reductions in customer purchases for both us and the acquired business;

•	disruption of partner and customer relationships;

•	potential loss of key employees of the acquired company;

•	claims by and disputes with the acquired company’s employees, customers, stockholders or third parties;

•

unknown liabilities or risks associated with the acquired business, product or technology, such as contractual obligations, potential security vulnerabilities of the acquired company and its products and services, potential intellectual property infringement, misappropriation or other violation, costs arising from the acquired company’s failure to comply with legal or regulatory requirements and litigation matters;

•	acquired technologies or products may not comply with legal or regulatory requirements and may require us to make additional investments to make them compliant;

•	acquired technologies or products may not be able to provide the same support service levels that we generally offer with our other offerings;

•	they could be viewed unfavorably by our partners, our customers, our stockholders or securities analysts;

•	unforeseen difficulties relating to integration or other expenses; and

•	future impairment of goodwill or other acquired intangible assets.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. We may have to pay cash, incur debt or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including ARR, dollar-based net retention rate, and number of large customers, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate or if we discover material inaccuracies with respect to these figures, we expect that our business, financial condition, and results of operations could be adversely affected.

We have substantial indebtedness under our term loan facility and our obligations thereunder may limit our operational flexibility or otherwise adversely affect our financial condition.

In March 2020, we entered into our Amended and Restated Loan Agreement (as defined herein) that provides for senior secured credit consisting of term loans. As of December 31, 2020, the aggregate principal amount of our outstanding indebtedness under our Amended and Restated Loan Agreement was $40.0 million and no further amounts are available to be drawn at this time. There can be no assurance that we will be able to repay this indebtedness when due, or that we will be able to refinance this indebtedness on acceptable terms or at all.

Our indebtedness could adversely impact us. For example, these obligations could, among other things:

•	make it difficult for us to pay other obligations;

•	increase our cost of borrowing;

•	make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, investments, acquisitions, debt service requirements, or other purposes;

•	restrict us from making acquisitions or cause us to make divestitures or similar transactions;

•	adversely affect our liquidity and result in an adverse effect on our financial condition upon repayment of the indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;

•	increase our vulnerability to adverse and economic conditions;

•	increase our exposure to interest rate risk from variable interest rate indebtedness;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	limit our flexibility in planning for and reacting to changes in our business.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The terms of our outstanding indebtedness restrict us from engaging in specified types of transactions. Subject to certain exceptions, these covenants restrict our ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions or dispositions;

•	sell, transfer or otherwise dispose of assets;

•	pay dividends and distributions on, or repurchase or redeem, capital stock; and

•	make acquisitions, investments, loans, advances or capital contributions.

We cannot guarantee that we will be able to maintain compliance with these covenants or, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. Even if our Amended and Restated Loan Agreement is terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.

A breach of any of the covenants in the Amended and Restated Loan Agreement could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of the indebtedness under our Amended and Restated Loan Agreement or under any other indebtedness could have an adverse effect on our business, results of operations, and financial condition. In the event of any default under our existing or future debt instruments, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, we have granted a security interest in a significant portion of our assets to secure our obligations under our Amended and Restated Loan Agreement. During the existence of an event of default under our Amended and Restated Loan Agreement, the applicable lenders could exercise their rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which could have an adverse effect on our business, financial condition, and results of operations.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay strategic acquisitions and partnerships, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders could accelerate our outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force us into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our amended and restated term loan facility or the exercise by the applicable lenders of their rights under the security documents could have a material and adverse effect on our business.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may incur significant additional indebtedness in the future, including additional tranches of term loans and/or term loan increases and/or revolving credit facilities, contractual obligations, and general and commercial liabilities. Although the terms of our Amended and Restated Loan Agreement contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of significant exceptions and qualifications and any additional indebtedness incurred in compliance with such restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If we and our subsidiaries incur significant additional indebtedness or other obligations, the related risks that we face could increase.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt instruments and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our platform. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend on, among other things, our development efforts, business plans and operating performance, and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition, and results of operations could be adversely affected. In March 2020, we entered into our Amended and Restated Loan Agreement, which provides for term loans, and we must adhere to the covenants contained therein.

Our results of operations may be adversely affected by changes in accounting principles applicable to us.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or the FASB, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, could have a significant effect on our reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Our estimates or judgments relating to our critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause our results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include those related to revenue recognition, the period of benefit for deferred sales commissions, assumptions used for estimating the fair value of common stock and to calculate stock-based compensation, certain accrued liabilities, and valuation allowances associated with income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We may fail to maintain an effective system of disclosure controls and internal control over financial reporting, which could impair our ability to produce timely and accurate financial statements or comply with applicable regulations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, Sarbanes-Oxley Act, and the listing standards of                     . The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any further international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on                     . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition, and results of operations, and could cause a decline in the market price of our common stock.

Our business could be adversely affected by economic downturns.

Prolonged economic uncertainties or downturns could adversely affect our business, financial condition, and results of operations. Negative conditions in the general economy in either the United States or abroad, including conditions resulting from financial and credit market fluctuations, changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster or global public health crisis, such as the COVID-19 pandemic, or armed conflicts, could cause a decrease in corporate spending on digital identity offerings in general and negatively affect the growth of our business.

These conditions could make it extremely difficult for our customers and us to forecast and plan future business activities accurately and could cause our customers to reevaluate their decision to purchase access to our platform, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. For example, the impact of the COVID-19 pandemic on the current economic environment has caused and may in the future cause our customers to reduce their spending on, or duration of, their contracts with us, or request concessions including extended payment terms or better pricing. Further, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us, if at all. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our results of operations.

A substantial downturn in any of the industries in which our customers operate may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on digital identity offerings. Customers in these industries may delay or cancel projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of access to our platform are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general digital identity spending.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry or geography. Any economic downtowns of the general economy or industries in which we operate would adversely affect our business, financial condition, and results of operations. For example, the full impact of the COVID-19 pandemic is unknown at this time, but could result in adverse changes in our results of operations for an unknown period of time.

Our business could be adversely affected by pandemics, natural disasters, political crises or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the Internet or the operations of our third-party technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, any unforeseen public health crises, such as the COVID-19 pandemic, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in the United States or abroad, can continue to adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our platform or a delay in the provision of our platform, which would adversely affect our business, financial condition, and results of operations. All of the aforementioned risks would be further increased if our disaster recovery plans prove to be inadequate.

Risks Related to Our Dependence on Third Parties

If we are unable to build and maintain successful relationships with our partners, our business, financial condition, results of operations and results of operations could be adversely affected.

We employ a go-to-market business model whereby a meaningful portion of our revenue is generated by sales through our strategic global channel partners, including global strategic consulting firms and global systems integrators, that further expand the reach of our direct sales force into additional geographies, sectors and industries. We provide certain of our partners with specific training and programs to assist them in selling access to our platform, and our deal cycles are sometimes protracted due to our partners’ involvement. If our partners are unsuccessful in marketing and selling access to our platform, it would limit our expansion into certain geographies, sectors and industries. If we are unable to develop and maintain effective sales incentive programs for our partners, we may not be able to incentivize these partners to sell access to our platform to customers.

Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in causing third parties to favor their products or services over subscriptions to our platform. In addition, acquisitions of such partners by our competitors could result in a decrease in the number of our current and potential customers, as these partners may no longer facilitate the adoption of our applications by potential customers. Further, some of our partners are or may become competitive with certain of our offerings and may elect to no longer integrate with our platform. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer. Even if we are successful, we cannot ensure that these relationships will result in increased customer adoption and usage of our platform or increased revenue. If our existing relationships with our partners are disrupted or terminated for any of these factors, our business, financial condition, and results of operations could be adversely affected.

Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our platform.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services such as GCP, customer relationship management services, support software and development hardware. Our business would be disrupted if any of the third-party software or services we use, or functional equivalents, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our platform and offerings to function with such software or services or develop substitutes ourselves, which would result in increased costs and could result in delays in our offering launches and the release of new platform offerings until equivalent technology can be identified, licensed or developed, and integrated into our platform. Furthermore, we might be forced to limit the features available on our platform. Any delays and feature limitations could adversely affect our business, financial condition, and results of operations.

Certain estimates and information contained in this prospectus are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

Certain estimates and information contained in this prospectus, including general expectations concerning our industry and the market in which we operate and addressable market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations, and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Intellectual Property

We use open source software in our platform and offerings, which could negatively affect our ability to offer our platform and expose us to litigation or other actions.

We use open source software in our platform and offerings and expect to use more open source software in the future. In certain circumstances, we also make available, upon customer request, the source code of the open source portions of our software. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. However, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform and offerings. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or claiming that software we developed using such open source software is a derivative work of open source software and demanding the release of portions of our source code, or otherwise seeking to enforce the terms of the applicable open source license. Litigation could be costly for us to defend, have a negative effect on our financial condition and results of operations or require us to devote additional research and development resources to change our platform and offerings.

In addition, if we were to combine our proprietary software offerings with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. This would allow our competitors to create similar products with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our platform or offerings, incur additional costs, discontinue the sale of some or all of our platform or take other remedial actions.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, many of the risks associated with usage of open source software, such as the lack of warranties or assurances of title, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

If we fail to adequately obtain, maintain, defend, protect or enforce our intellectual property or proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation.

Our success is dependent, in part, upon protecting our intellectual property, proprietary information and technology. We rely, or may in the future rely, on a combination of patents, copyrights, trademarks, service marks, trade secret laws in the United States and certain other jurisdictions and contractual restrictions to establish and protect our proprietary rights, all of which provide only limited protection. However, the steps we take to protect our intellectual property may be inadequate and we will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. We attempt to protect our intellectual property, technology and confidential information by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties we share information with to enter into nondisclosure and confidentiality agreements. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets, and no assurance can be given that these agreements will be effective in controlling access to and distribution of our intellectual property, trade secrets, platform or offerings and proprietary and confidential information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform or offerings. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Despite our precautions, it may be possible for unauthorized third parties to copy our platform or offerings and use information that we regard as proprietary to create products that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our platform or offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the United States or in foreign jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform or offerings and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing, misappropriating, or otherwise violating our technology and intellectual property.

To protect our intellectual property rights, we may be required to spend significant time, money, and resources to maintain, monitor, and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform or offerings, impair the functionality of our platform or offerings, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our platform and offerings, or injure our reputation.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license from third parties certain intellectual property, technologies, data, content and software that are important to our business, and in the future we may enter into additional agreements. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor may cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business may suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may not own or control intellectual property that has been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating a third party’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could an adverse effect on our competitive position, business, financial condition, and results of operations.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.

In the future, we may identify additional third-party intellectual property that we may need to license to conduct our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, and results of operations could be adversely affected. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could have an adverse effect on our competitive position, business, financial condition, and results of operations.

If we are subject to a claim that we infringe, misappropriate or otherwise violate a third party’s intellectual property rights, our business, financial condition, or results of operations could be adversely affected.

Claims by third parties that we infringe, misappropriate or otherwise violate their proprietary technology or other intellectual property rights could harm our business. A number of companies in our industry hold a large number of patents and also protect their copyrights, trade secrets and other intellectual property rights, and there is considerable patent and other intellectual property development activity in our industry. We expect that software companies will increasingly be subject to claims of infringement, misappropriation and other violations of intellectual property rights as the number of products and competitors grows and the functionality of products in different industry segments overlaps. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

In addition, the patent portfolios of many of our competitors are larger than ours, and this disparity may increase the risk that our competitors may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. Our use of third-party software and other intellectual property rights also may be subject to claims of infringement or misappropriation. For example, a claim may be made relating to technology that we acquire or license from third parties. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us. Further, we may be unaware of the intellectual property rights of others that may cover some or all of our technology, and our insurance may not cover intellectual property rights infringement claims that may be made.

Any claim of infringement, misappropriation or other violation, regardless of its merit or our defenses, could:

•	require costly litigation to resolve or the payment of substantial damages, ongoing royalty payments, or other significant amounts to settle such disputes;

•	require significant management time and attention;

•	cause us to enter into unfavorable royalty or license agreements, which may not be available on commercially reasonable terms, if at all;

•	require us to discontinue the sale of some or all of our platform, remove, or reduce features or functionality of our platform or comply with other unfavorable terms;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our platform.

Any of the foregoing could adversely affect our business, financial condition, and results of operations.

We may be obligated to disclose our proprietary source code to certain of our customers, which may limit our ability to protect our intellectual property and proprietary rights and could reduce the renewals of our solutions.

Some of our customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for certain of our products in escrow with a third party, and in certain circumstances, upon customer request, we also make available the source code of our proprietary software. We are currently party to a source code escrow agreement, pursuant to which an escrow agent may release our source code to customers identified as beneficiaries under such agreement (i) upon our written request or (ii) if we become the subject of a voluntary or involuntary petition in bankruptcy (other than a case filed under chapter 11 of the U.S. Bankruptcy Code), and such petition is not dismissed within 120 days of filing, or if we admit in writing of our inability to pay our debts as they become due. We have never released our source code from escrow. Agreements with certain customers may also require us to release our source code under certain other circumstances, such as material breach of the applicable agreement. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our products containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us. Following any such release, we cannot be certain that customers will comply with the restrictions on their use of the source code and we may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Any increase in the number of people familiar with our source code as a result of any such release also may increase the risk of a successful hacking attempt. Any of these circumstances could result in an adverse effect on our business, financial condition, and results of operations.

Risks Related to Legal and Regulatory Environment

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition, and results of operations.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing data privacy, security and protection laws and regulations, intellectual property, employment and labor laws, workplace safety, consumer protection laws, anti-bribery laws, import and export controls, immigration laws, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•	investigations, enforcement actions, orders and sanctions;

•	mandatory changes to our products and services;

•	disgorgement of profits, fines and damages;

•	civil and criminal penalties or injunctions;

•	claims for damages by our customers or partners;

•	termination of contracts;

•	loss of intellectual property rights; and

•	temporary or permanent debarment from sales to heavily regulated organizations and governments.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, financial condition, and results of operations.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with customers in heavily regulated industries and the public sector, including U.S. federal, state and local governmental organizations, which affect how we and our partners do business with such customers. Selling our product to customers in heavily regulated industries or to the U.S. government, whether directly or through partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our partners could subject us to investigations, fines and other penalties, which would adversely affect our business, financial condition, and results of operations. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting or other contracting opportunities. Any of these outcomes could adversely affect our business, financial condition, and results of operations.

We are subject to stringent laws, rules and regulations regarding privacy, data protection and information security. Any actual or perceived failure by us to comply with such laws, rules and regulations, the privacy or security provisions of our privacy policy, our contracts or other legal or regulatory requirements could result in proceedings, actions or penalties against us and materially adversely affect our business.

Our customers’ collection, storage, use and other processing of data concerning, among others, their employees, contractors, partners and customers is essential to their use of our platform. We have implemented various features intended to enable our customers to better comply with applicable privacy, data protection and information security requirements in their collection, use and other processing of data within our online service, but these features do not ensure their compliance and may not be effective against all potential concerns relating to privacy, data protection or information security.

Many jurisdictions have enacted or are considering enacting or revising privacy, data protection or information security legislation, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure or other processing of personal data, including for purposes of marketing and other communications. The costs of compliance with, and other burdens imposed by, such laws, rules and regulations that are applicable to the operations of our business, or those of our customers, may limit the use and adoption of our service and reduce overall demand for it. These privacy, data protection and information security related laws, rules and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. In addition, we are subject to certain contractual obligations regarding the collection, use, storage, transfer, disclosure or other processing of personal data. Although we are working to comply with applicable federal, state, and foreign laws, rules and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, rules, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our platform. We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business.

In June 2018, California enacted the CCPA, which took effect on January 1, 2020 and established a new privacy framework for covered businesses such as ours, which may require us to modify our data processing practices and policies and incur compliance-related costs and expenses. The CCPA broadly defines personal information and gave California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights Act of 2020, or CPRA. Effective in most material respects starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. The effects of the CPRA, the CCPA, other similar state or federal laws, and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant, may require us to modify our data processing practices and policies, and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation.

Other state legislatures are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that becomes effective on January 1, 2023 and shares similarities with the CCPA, the CPRA, and legislation proposed in other states. Laws in all 50 states require businesses to provide notice under certain circumstances to customers whose personally identifiable information has been disclosed as a result of a data breach. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data, and, in some cases, obtain individuals’ consent to use personal data for certain purposes. If we, or the third parties on which we rely, fail to comply with federal, state or international laws or regulations relating to privacy, data protection or information security, our ability to successfully operate our business and pursue our business goals could be harmed. In addition to government activity, privacy advocacy groups and technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations may require us to modify our data processing practices and policies, and could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our applications, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Internationally, many jurisdictions have established their own legal frameworks governing privacy, data protection, and information security with which we may need to comply. For example, the European Union has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs. The GDPR requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, imposes limitations on retention of information, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area, or EEA, including the United States. In 2016, the EU and United States agreed to a transfer framework for data transferred from the EEA to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the EU, or CJEU. The standard contractual clauses issued by the European Commission for the transfer of personal data, a potential alternative to the Privacy Shield, also have been drawn into question for use under certain circumstances, and regulators have issued additional guidance regarding considerations and requirements that we and other companies must consider and undertake when using such clauses, and it remains to be seen whether additional means for lawful data transfers will become available. Fines for noncompliance with the GDPR are significant and can be up to the greater of €20 million or 4% of annual global turnover. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations further limiting the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, financial condition, and results of operations.

Further, the United Kingdom’s exit from the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the United Kingdom and European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act 2018), which authorizes significant fines, up to the greater of £17.5 million or 4% of global turnover, and exposes us to two parallel regimes and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. The European Commission issued a draft adequacy decision for the United Kingdom on February 19, 2021, but this has not yet been adopted. If the adequacy decision is not adopted before the expiration of such specified period, the United Kingdom will become an ‘inadequate third country’ under the GDPR and transfers of data from the EEA to the United Kingdom will require a valid transfer mechanism. Furthermore, following the expiration of this specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. Additionally, many jurisdictions outside the United States, EEA, and United Kingdom in which we have operations or for which such jurisdictions’ laws or regulations may apply to us or our operations, including Canada, Australia, New Zealand, and Singapore, maintain laws and regulations relating to privacy, data protection, and information security that provide for extensive obligations in connection with the use, collection, protection, and processing of personal data. Many of these legal regimes provide for substantial fines, penalties, or other consequences for noncompliance. We may be required to implement new measures or policies, or change our existing policies and measures or the features of our platform, in an effort to comply with U.S. and international laws, rules, and regulations relating to privacy, data protection and information security, which may require us to expend substantial financial and other resources and which may otherwise be difficult to undertake.

Any failure or perceived failure by us to comply with federal, state or foreign laws, rules or regulations, industry standards, contractual or other legal obligations relating to privacy, data protection or information security, or any actual, perceived or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause our customers to lose trust in us, any of which could have an adverse effect on our reputation and business. Since many of our offerings involve the processing of personal data from our customers and their employees, contractors, customers, partners and others, any inability to adequately address privacy, data protection or information security concerns, even if unfounded, or comply with applicable laws, rules, regulations, policies, industry standards, contractual or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business, financial condition, and results of operations.

Around the world, there are numerous lawsuits in process against various technology companies that process personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy, data protection and information security that are applicable to the businesses of our customers may limit the use and adoption of our platform and reduce overall demand for it. Concerns relating to privacy, data protection or information security whether or not valid, may inhibit market adoption of our platform. Additionally, concerns about privacy, data protection or information security may result in the adoption of new legislation that restricts the implementation of technologies like ours or requires us to make modifications to our platform, which could significantly limit the adoption and deployment of our technologies or result in significant expense to modify our platform.

We publicly post our privacy policies and practices concerning our collection, use, disclosure and other processing of the personal data provided to us by our website visitors and by our customers. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Our publication of our privacy policies and other statements we publish that provide promises and assurances about privacy, data protection and information security can subject us to potential regulatory action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Evolving and changing definitions of what constitutes “personal information” and “personal data” within the EEA, the United States and elsewhere, especially relating to classification of IP addresses, machine or device identification numbers, location data and other information, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data. In addition, rapidly-evolving privacy laws and frameworks distinguish between a data processor and data controller (or under the CCPA, whether a business is a ‘service provider’), and different risks and requirements may apply to us, depending on the nature of our data processing activities. If our business model expands and changes over time, different sets of risks and requirements may apply to us, requiring us to re-orient the business accordingly.

If our platform is perceived to cause, or is otherwise unfavorably associated with, violations of privacy, data protection or information security requirements, it may subject us or our customers to public criticism and potential legal liability. Existing and potential laws, rules and regulations concerning privacy, data protection and information security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal data processing, privacy, data protection and information security may cause some of our customers’ end users to be less likely to visit their websites or otherwise interact with them. If enough end users choose not to visit our customers’ websites or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

We may be the subject of legal proceedings which could have an adverse effect on our business, financial condition, and results of operations.

In the ordinary course of business, we may be involved in various litigation matters, including but not limited to commercial disputes, employee claims and class actions, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our customers, partners and other third parties and could lead to additional related claims. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation and cause us to expend resources in our defense. Furthermore, there is no guarantee that we will be successful in defending ourselves in future litigation or similar matters under various laws. If judgments or settlements in any future litigation or investigation significantly exceed our insurance coverage, our business, financial condition, and results of operations could be adversely affected.

If we fail to meet the service level commitments under our customer contracts, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could adversely affect our business, financial condition, and results of operations.

Our customer agreements contain service level commitments, under which we guarantee specified availability of our platform, and time-bound resolutions to support inquiries. Any failure of or disruption to our infrastructure could make our platform unavailable to our customers. If we are unable to meet the stated service level commitments to our customers or suffer extended periods of unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, or customers could elect to terminate and receive refunds for prepaid amounts related to unused subscriptions. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers, partners and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or other violation, damages caused by us to property or persons, or other liabilities relating to or arising from the use of our platform or other acts or omissions. The term of these contractual provisions sometimes survives termination or expiration of the applicable agreement. As we continue to grow, the possibility of infringement claims and other intellectual property rights claims against us may increase. For any intellectual property rights indemnification claim against us or our customers, we will incur significant legal expenses and may have to pay damages, settlement fees, license fees or stop using technology found to be in violation of the third party’s rights. Large indemnity payments could harm our business, financial condition, and results of operations. We may also have to seek a license for the infringing or allegedly infringing technology. Such license may not be available on reasonable terms, if at all, and may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver certain offerings. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense or cause us to alter our platform, which could adversely affect our business, financial condition, and results of operations.

From time to time, customers require us to indemnify or otherwise be liable to them for breach of confidentiality, violation of applicable law or failure to implement adequate security measures with respect to their data stored, transmitted or accessed using our platform. Although we normally contractually limit our liability with respect to such obligations, the existence of such a dispute may have adverse effects on our customer relationship and reputation and we may still incur substantial liability related to them.

Any assertions by a third party, whether or not successful, with respect to such indemnification obligations could subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, harm our relationship with that customer and other current and prospective customers, reduce demand for our platform, and adversely affect our brand, business, financial condition, and results of operations.

We may be subject to liability claims if we breach our contracts and our insurance may be inadequate to cover our losses.

We are subject to numerous obligations in our contracts with our customers and partners. Despite the procedures, systems and internal controls we have implemented to comply with our contracts, we may breach these commitments, whether through a weakness in these procedures, systems and internal controls, negligence or the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, disruptions in our service, including those caused by cybersecurity incidents, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.

A portion of our revenue is generated from sales to government entities, which subject us to a number of challenges and risks.

A portion of our revenue is generated from sales to governmental entities, and we have made, and may continue to make, investments to support future sales opportunities in the government sector. We estimate that we generated approximately 16% of our revenue from sales to government entities in each of 2019 and 2020. Government demand for our platform and offerings could be impacted by budgetary cycles, and there may be governmental certification requirements for our platform. Further, we may be subject to audits and investigations regarding our governmental contracts, and any violations could result in penalties and sanctions, including termination of the contract, refunding or forfeiting payments, fines and suspension or disbarment from future government business. Selling to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale. Government entities often require contract terms that differ from our standard arrangements and impose compliance requirements that are complicated, require preferential pricing, termination rights tied to funding availability, or are otherwise time consuming and expensive to satisfy. Government entities may also have statutory, contractual, or other legal rights to terminate contracts with our partners for convenience, for lack of funding, or due to a default, and any such termination may adversely impact our results of operations. If we undertake to meet special standards or requirements and do not meet them, we could be subject to increased liability from our customers or regulators. Even if we do meet such special standards, the additional costs associated with providing our platform and offerings to government entities could harm our margins. Moreover, changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our platform to them and to grow or maintain our customer base. If we are unable to manage the risks related to contracting with government entities, our business, financial condition, and results of operations could be adversely affected.

Political developments in the United Kingdom, including the exit of the United Kingdom from the European Union, could adversely affect our business, financial condition, and results of operations.

We contract with our international customers via our subsidiary in the United Kingdom, ForgeRock Limited, and we derive a meaningful portion of our revenue from the United Kingdom, which is typically in British Pounds or Euros. Recent developments in the relationship between the United Kingdom and the European Union may have an adverse impact on our business and financial position, and results of operations and the currencies in which we transact business.

Following a referendum in June 2016, the United Kingdom withdrew from the European Union on February 1, 2020, or Brexit, and entered into a transition period to, among other things, negotiate an agreement with the European Union governing the future relationship between the European Union and the United Kingdom. Brexit created significant political and economic uncertainty in 2020 about the future relationship between the United Kingdom and the European Union, which in turn caused and continues to cause significant volatility in global financial markets and the value of the British Pound or other currencies, including the Euro.

While the E.U.-UK Trade and Cooperation Agreement was agreed on December 24, 2020 and ratified by the UK Parliament on December 30, 2020 shortly before the transition period ended on December 31, 2020, the ongoing impact of both Brexit and the E.U.-UK Trade and Cooperation Agreement, is undetermined. The E.U.-UK Trade and Cooperation Agreement left a certain amount of detail to be negotiated and agreed and it unclear how these further negotiations between the United Kingdom and the European Union will impact economic conditions in the United Kingdom as well as global financial markets.

While the European Union Withdrawal Act retains relevant E.U. law as domestic UK law and the E.U.-UK Trade and Cooperation Agreement has extended the transition period specifically for data transfers (the adequacy bridge), Brexit has nonetheless created uncertainty with regard to the regulation of data protection, immigration and taxation, among other issues, in the United Kingdom. For example, it is unclear how Brexit will affect how data transfers to and from the United Kingdom will be regulated in the future. Depending on the terms reached on agreements following the E.U.-UK Trade and Cooperation Agreement and the European Union’s decision on adequacy with regard to data transfers to and from the European Union, it is possible that there may be adverse practical or operational implications on our business, which could adversely affect our business, financial condition, and results of operations.

The uncertainty that Brexit has caused may cause some of our customers or potential customers to curtail or delay spending and may result in new regulatory challenges or increased costs to our United Kingdom and global operations, all of which could adversely affect our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the U.K. Bribery Act 2010 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees, agents, representatives, business partners, and third-party intermediaries from promising, authorizing, making or offering, directly or indirectly, improper payments or other benefits to recipients in the public or private sector. As we increase our international sales and business, our risks under these laws may increase.

In addition, we use third parties to sell our platform or offerings and conduct business on our behalf abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners and third-party intermediaries, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. We have policies to address compliance with such laws, but cannot ensure that all our employees, agents, representatives, business partners and third-party intermediaries, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA, other applicable anti-bribery, anti-corruption laws, or anti-money laundering laws could subject us to investigations, whistleblower complaints, sanctions, settlements, prosecution, and other enforcement actions, disgorgement of profits, significant fines, damages, injunctions, adverse media coverage, loss of export privileges, severe criminal or civil sanctions, suspension or debarment from government contracts and other consequences, any of which could have a material adverse effect on our reputation, business, financial condition, prospects and results of operations. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls and economic sanctions programs that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

In many cases, our business activities are subject to U.S. and international export control laws and regulations including the Export Administration Regulations, or EAR, and trade and economic sanctions maintained by the Office of Foreign Assets Control, or OFAC. As such, an export license may be required to export or reexport our software and services to certain countries and end-users, including to certain U.S. embargoed or sanctioned countries, governments, and persons and for certain end-uses. If we were to fail to comply with such export control laws and regulations, trade and economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities.

In addition, various countries regulate the import of certain software and technology using encryption, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our platform and offerings or could limit our end-customers’ ability to implement our platform in those countries. Changes in our platform or changes in export and import regulations in such countries may create delays in the introduction of our platform and offerings into international markets, prevent our customers with international operations from deploying our platform globally, or in some cases, prevent or delay the export or import of our platform and offerings to certain countries, governments, or persons altogether. The following developments could result in decreased use of our platform and offerings by, or in our decreased ability to export or sell our platform and offerings to, existing or potential end-customers with international operations: any change in export or import laws or regulations, economic sanctions or related legislation; shift in the enforcement or scope of existing export, import or sanctions laws or regulations; or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations. Any decreased use of our platform or offerings or limitation on our ability to export to or sell our platform or offerings in international markets could adversely affect our business, financial condition, and results of operations.

Our international operations may give rise to potentially adverse tax consequences.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage and use our intellectual property and the valuation of our intercompany transactions. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could harm our business, financial condition, and results of operations. In addition, taxing authorities in these jurisdictions could impose additional tax, interest and penalties on us, claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase our products in the future.

In addition, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our current and historic determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. In addition, changes to our corporate structure and intercompany agreements could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations.

There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development, or OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals—Pillar One and Pillar Two—that revise the allocation of revenues to market jurisdiction based on customer jurisdiction rather than physical presence of the provider and ensure a minimal level of taxation, respectively. Further, certain countries have implemented or are considering implementing measures such as digital services tax. These measures and corresponding tariffs in response to such measures create additional tax liabilities and uncertainty. As a result, we may have to pay higher taxes in countries where such rules are applicable.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three year period, the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes, such as research tax credits and interest deduction carryover, to offset its post-change income may be limited. Any ownership change in the future could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. The impact of any limitations that may be imposed due to such ownership changes has not been determined.

In addition, on December 22, 2017, the U.S. government enacted new tax legislation commonly referred to as the Tax Cuts and Jobs Act, or Tax Act. The Tax Act makes broad and complex changes to the U.S. tax code, including changes to the uses and limitations of net operating losses carryforwards. For example, under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, federal net operating losses incurred during our taxable years beginning after December 31, 2017 can be carried forward indefinitely, however, the deductibility of our federal net operating losses generated in such years will be limited to 80% of taxable income in the year utilized. Federal net operating losses incurred in years beginning before January 1, 2018 are subject to a twenty year carryforward but are not limited to 80% of taxable income. Furthermore, our ability to use our net operating loss carryforwards is conditioned upon generating future U.S. federal taxable income. Since we do not know whether or when we will generate the U.S. federal taxable income necessary to use our remaining net operating loss carryforwards, certain of our net operating loss carryforwards generated could expire before use.

Any successful action by state, foreign or other authorities to collect additional or past indirect taxes, including sales tax and others could adversely affect our business, financial condition, and results of operations.

States, some local taxing jurisdictions, and foreign jurisdictions have differing rules and regulations governing indirect taxes such as sales and use taxes, value added taxes, or VAT, and goods and services taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of indirect taxes to our platform in various jurisdictions is unclear. We file indirect tax returns and collect indirect taxes in certain states within the United States and certain foreign jurisdictions as required by law, and we do not file and collect indirect or other similar taxes in certain other states, certain other foreign jurisdictions and on certain of the offerings that we provide on the basis that such taxes are not applicable. It is possible that we could face indirect tax audits and that one or more states, local jurisdictions or foreign authorities could seek to impose additional indirect or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to audits in states, local and foreign jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional indirect or other taxes on our service in jurisdictions where we have not historically done so and do not accrue for indirect taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our platform and offerings or otherwise adversely affect our business, financial condition, and results of operations.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of                     . The Exchange Act requires, among other things, we file annual, quarterly and current reports with respect to our business, financial condition, and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an “emerging growth company.” In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business, financial condition, and results of operations will become more visible, which may result in threatened or actual litigation, including by competitors.

Certain members of our management team have limited experience managing a publicly traded company, and certain members joined us more recently. As such, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Ownership of Our Common Stock

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are also allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be for as long as five full reporting years following the completion of this offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Upon the completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately                      % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon the completion of this offering, our executive officers, directors and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately                     % of the outstanding shares of our common stock, based on the number of shares outstanding as of                     , after giving effect to the Capital Stock Conversion and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on the                      under the symbol “                    ”. However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

The market price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the market price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders, as well as the anticipation of expiration of, or releases, from lock-up agreements;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new offerings or platform features;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	short selling of our common stock or related derivative securities;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations; actual or perceived security breaches or incidents;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	announced or completed acquisitions of businesses, offerings or technologies by us or our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	new laws, regulations, rules or industry standards or new interpretations of existing laws, regulations, rules or industry standards applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, would result in substantial costs and a diversion of our management’s attention and resources.

Recently, the stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility, including as a result of the COVID-19 pandemic. Furthermore, the market price of our common stock may be adversely affected by third parties trying to drive down the price of our common stock. Short sellers and others, some of whom post anonymously on social media, can negatively affect the market price of our common stock and may be positioned to profit if the market price of our common stock declines. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on                      shares of our common stock (after giving effect to the Capital Stock Conversion) outstanding as of                     , we will have                      shares of our common stock outstanding following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific

exceptions, not to, without the prior written consent of                     , on behalf of the underwriters, dispose of or hedge any of our common stock for                      days following the date of this prospectus. We refer to such period as the restricted period. When the restricted period in the lock-up agreements expires, our locked-up security holders will be able to sell their shares of common stock in the public market. See the section titled “Shares Eligible for Future Sale” for additional information.

As a result of these agreements and the provisions of our amended and restated investors’ rights agreement, dated as of April 6, 2020, as amended, or IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning                      days after the date of this prospectus (subject to the terms of the lock-up agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Upon the completion of this offering, stockholders owning an aggregate of approximately                      shares of our common stock will be entitled, under our IRA, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

Sales, directly or indirectly, of shares of our common stock by existing equityholders could cause the market price of our common stock to decline.

Sales, directly or indirectly, of a substantial number of shares of our common stock, or the public perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equityholders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.

While our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into lock-up agreements with the underwriters, sales, short sales or hedging transactions involving our equity securities, whether before or after the completion of this offering and whether or not we believe them to be prohibited, could adversely affect the market price of our common stock. Further, record holders of our securities are typically the parties to the lock-up agreements, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact the market price of our common stock. In addition, to the extent an equityholder does not comply with or the underwriters are unable to enforce the terms of a lock-up agreement, such equityholder may be able to sell, short sell, transfer, hedge, pledge or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge or otherwise dispose of, their equity interests at any time after the completion of this offering, which could negatively impact the market price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price of $                     per share is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock of $                     per share as of                     . Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase common stock in this offering, you will incur immediate dilution of $                     per share in the net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of                     , stock options to purchase                      shares of our common stock with a weighted-average exercise price of $                     per share were outstanding under our equity compensation plans and warrants to purchase                      shares of our common stock with a weighted-average exercise price of $                     per share were also outstanding. The exercise of any of these stock options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” for additional information.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity compensation plans or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering authorizes us to issue up to                      shares of common stock and up to                      shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our equity compensation plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We have broad discretion over the use of the net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the market price of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of at least 66 2/3% of our then-outstanding common stock;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce this exclusive forum provision. Further, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, other courts may still find these provisions to be inapplicable or unenforceable.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our business, financial condition, and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the market price of our common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the market price and trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Additionally, our ability to pay cash dividends on our common stock is limited by restrictions under the terms of our Amended and Restated Loan Agreement. As a result, stockholders must rely on sales of their common stock after price appreciation, if any, as the only way to realize any future gains on their investment in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, our ability to determine reserves and our ability to achieve and maintain future profitability;

•	our future operational performance, including our expectations regarding ARR, dollar-based net retention rate, and the number of large customers;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	the demand for our products and services or for security solutions in general, including our recently introduced SaaS offering, the ForgeRock Identity Cloud;

•	our ability to attract and retain customers and partners;

•	our ability to cross-sell to our existing customers;

•	our ability to develop new products and features and bring them to market in a timely manner and make enhancements to our offerings;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to privacy, data protection and information security, as well as taxation;

•	our ability to manage and insure risk associated with our business;

•	our expectations regarding new and evolving markets;

•	our ability to develop and protect our brand;

•	our ability to maintain the security and availability of our platform and protect against data breaches and other security incidents;

•	our expectations and management of future growth;

•	our ability to continue to expand internationally;

•	our expectations concerning relationships with third parties;

•	our ability to obtain, maintain, protect, enhance, defend or enforce our intellectual property;

•	our ability to successfully acquire and integrate companies and assets;

•	the attraction and retention of qualified employees and key personnel;

•	our estimated total addressable market;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET, AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity, and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. While we believe the industry, market, and competitive position data included in this prospectus are reliable and are based on reasonable assumptions, these data are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of the statistical data, estimates and market and industry data contained in this prospectus are identified by superscript notations and are provided below:

•	App Annie, 2017 Retrospective, January 2018

•	Forrester, New Technologies Create the Need to Design for New Categories of Information Workers, September 2019

•	Forrester Analytics Global Business Technographics® Security Survey 2019, August 2019

•	Gartner, Information Security and Risk Management End User Spending, Worldwide

•	Risk Based Security, 2020 Year End Report, Data Breach QuickView Report, January 2020

•	Verizon, 2020 Data Breach Investigations Report, May 2020

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $                    , based upon the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $                    , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $                    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $                    , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to repay amounts outstanding under our Amended and Restated Loan Agreement. The March 2019, September 2019, December 2019, and April 2020 draws under the Amended and Restated Loan Agreement (i) bear interest at the prime rate plus 2.90%, plus 3.70%, plus 4.50%, and plus 4.50%, respectively (however, in no event will the prime rate be less than 5.50%), and (ii) mature in September 2023, December 2023, December 2023, and April 2024, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on the Amended and Restated Loan Agreement. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.

We cannot further specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our Amended and Restated Loan and Security Agreement place certain limitations on the amount of cash dividends we can pay, even if no amounts are currently outstanding.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of                      as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the automatic conversion and reclassification of all outstanding shares of our redeemable convertible preferred stock as if such conversion had occurred on                     , (ii) the reclassification of the redeemable convertible preferred stock tranche option and warrants liabilities to additional paid-in capital, which conversion and reclassification will occur immediately prior to the completion of this offering, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of                      shares of our common stock in this offering, based upon the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

As of
	Actual		Pro Forma	Pro Forma as Adjusted(1)
(in thousands, except for share and per share data)
Cash and cash equivalents	$		$	$

Long-term debt, net of current portion
Redeemable convertible preferred stock option and warrants liabilities
Redeemable convertible preferred stock, par value $0.001 per share: shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted					—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—			—

As of
	Actual	Pro Forma	Pro Forma as Adjusted(1)
(in thousands, except for share and per share data)

Common stock, par value $0.001 per share:                      shares authorized,                      shares issued and outstanding, actual;                      shares authorized,                      shares issued and outstanding, pro forma; and                      shares authorized,                      shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ equity (deficit)

Total capitalization	$	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $                    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $                    , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization and shares outstanding as of                      would be $                    , $                    , $                    , $                     and                     , respectively.

The number of shares of our common stock that will be outstanding after this offering is based on                      shares of our common stock outstanding as of                     , after giving effect to the Capital Stock Conversion, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants outstanding as of , with an exercise price of $ per share;

•	shares of our common stock subject to RSUs outstanding as of ;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•	shares of our common stock reserved for future issuance under our 2012 Plan, including shares of our common stock reserved for future issuance under the UK EMI Sub-Plan to

the 2012 Plan and French Sub-Plan to the 2012 Plan as of                     , which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2012 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2012 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of                      was $                    , or $                     per share. Our pro forma net tangible book value (deficit) as of                      was $                    , or $                     per share, based on the total number of shares of our common stock outstanding as of                     , after giving effect to the Capital Stock Conversion.

After giving effect to the sale by us of                      shares of our common stock in this offering at the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                      would have been $                    , or $                     per share. This represents an immediate increase in pro forma net tangible book value of $                     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                     per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value (deficit) per share as of
Increase in pro forma net tangible book value (deficit) per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $                    , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $                    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $                     per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $                     per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $                     per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $                     per share.

The following table presents, as of December 31, 2020, on a pro forma as adjusted basis, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percentage
Existing stockholders		%	$	%	$
New investors					$

Total		100%	$	100%

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $                    , assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $                    , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and table assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own                     % and our new investors would own                     % of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on                      shares of our common stock outstanding as of                     , after giving effect to the Capital Stock Conversion, and excludes:

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after , with a weighted-average exercise price of $ per share;

•	shares of our common stock issuable upon the exercise of warrants outstanding as of , with a weighted exercise price of $ per share;

•	shares of our common stock subject to RSUs outstanding as of ;

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2021 Plan, which will become effective prior to the completion of this offering;

•

                     shares of our common stock reserved for future issuance under our 2012 Plan, including shares of our common stock reserved for future issuance under the UK EMI Sub-Plan to the 2012 Plan and French Sub-Plan to the 2012 Plan as of                     , which number of shares will be added to the shares of our common stock to be reserved for future issuance under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2012 Plan; and

•	shares of our common stock to be reserved for future issuance under our ESPP, which will become effective prior to the completion of this offering.

Our 2021 Plan and ESPP each provides for annual automatic increases in the number of shares of our common stock reserved thereunder, and our 2021 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2012 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock or warrants are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal years ended December 31, 2019 and 2020 are referred to herein as 2019 and 2020, respectively.

Overview

Our vision is a world where you never log in again.

We help make the digital economy possible. ForgeRock supports billions of identities to help people simply and safely access the connected world—from shopping and banking to accessing company networks to get their work done. We make this possible through a unified and extensive identity platform to enable enterprises to provide exceptional digital user experiences without compromising security and privacy. This allows enterprises to deepen their relationships with customers and increase the productivity of their workforce and partners, while at the same time providing better security and regulatory compliance.

Our platform is purpose-built for the enterprise and provides mission-critical capabilities, including performance and scale, rich identity functionality, deployment flexibility, and extensive integration and interoperability. Our platform can handle large usage spikes as evidenced by our platform’s ability to support over 60,000 user-based access transactions per second per customer, or 216 million per hour. Our platform includes a full suite of identity functionality across CIAM, AM, and IGA and a differentiated identity object modeling approach that supports all identity types. We enable enterprises to rapidly integrate and secure thousands of applications across types, deployments, and operating environments such as SaaS, mobile, microservices, web, and legacy, running in public and private cloud, and on-premise. Together, these deep capabilities enable us to provide enterprises with a single view of all their identities in one unified platform and position us as a leader in digital identity for the enterprise market.

We Have a Strong History of Innovation and Growth

We were launched in 2010 in Norway and below are our key milestones:

•	2010: Acquired first customer, a leading provider of news and data to consumers and businesses

•	2013: Introduced the concept of the “Identity of Everything” to secure and manage any identity object and its attributes, and the relationships between them

•

2016: Introduced Continuous Security to enable an identity-centric Zero Trust security model. Also in 2016, we introduced consumer privacy and consent features understanding that privacy would emerge as a major concern for consumers

•

2017: Extended our Trust Network to include technology partners to take advantage of the extensibility of the Identity Platform. As of December 31, 2020, we had over 90 technology partners in our Trust Network

•	2018: Surpassed one billion identities managed through our platform

•	2018: Introduced Intelligent Access Trees, our rich, low-code user journey orchestration capability

•	2018: Released ForgeRock Identity Platform deployable on public cloud (GCP, AWS, and Azure) and multi-cloud environments

•	2019: Launched ForgeRock Identity Governance, enabling enterprises to manage and reduce risk from users having excessive or unnecessary access to applications and systems

•	2019: Crossed $100 million in ARR and $100 million in revenue in a fiscal year

•

2020: Introduced our enterprise-grade SaaS offering, ForgeRock Identity Cloud, with our proprietary tenant isolation technology, which is designed to provide enhanced data security in multi-tenant cloud environments

•	2020: We also introduced support for the FIDO2 Webauthn passwordless standard that has now been adopted by major web browsers

•	2020: Launched our AI-based Autonomous Identity solution that utilizes proprietary algorithms to help organizations streamline and automate error-prone, human-based governance processes

•	2020: Commenced Google Cloud Partner Advantage Program as a partner in identity management

We Generate Substantially All of Our Revenue From Subscriptions

Our revenue includes recurring revenue from term licenses, SaaS, and maintenance and support which we refer to as our subscription revenue. We now generate substantially all of our revenue from the sale of subscriptions, which accounted for 88% and 96% of our total revenue in 2019 and 2020, respectively. We have significantly reduced our percentage of revenue from perpetual licenses from 7% to 1% in 2019 and 2020, respectively. The remainder of our revenue is from professional services, which represented 5% and 3% of our revenue in 2019 and 2020, respectively. We enable our customers to choose how they want to deploy our software in their heterogeneous environments, including self-managed environments such as public and private cloud environments, and through our Software-as-a-Service (SaaS) offering, ForgeRock Identity Cloud, or a combination of both. Our subscription contracts are typically non-cancelable and non-refundable, and are largely billed annually upfront. Our weighted average new subscription term in 2020 was 26 months. Our pricing is based on the deployment method (SaaS or self-managed), products purchased, identity type (consumer, workforce, or IoT and services), and number of identities managed.

We Focus on Global Enterprises and Large Organizations, Who are Prioritizing Investments in Identity

Our go-to-market strategy is primarily focused on selling to large global enterprises, who are consistently investing in identity as a top priority. We focus our sales efforts on decision makers with a purview across the enterprise such as Chief Information Officers, or CIOs, Chief Information Security Officers, or CISOs, Chief Digital Officers, or CDOs, and Chief Technology Officers, or CTOs. We are also increasing our focus on line-of-business owners and developers as core stakeholders. We have been operating globally since our founding and 47% of our revenue in 2020 was generated from customers located in Europe, the Middle East and Africa, or EMEA, and the Asia-Pacific, or APAC, region, demonstrating the global demand for our offerings. Our customers are based in more than 50 countries and across a diverse set of industries such as financial services, public sector, technology, telecom and media, medical, services, retail, and manufacturing. Many of our customers are recognized as leaders in their respective industries or public sectors.

Our Go-to-Market Strategy is Driven by Close Collaboration Between Our Sales and Marketing Organizations and Our Partners

We primarily sell subscriptions through our direct sales teams located in geographic regions near our customers. Our sales and marketing organizations work closely to attract and drive awareness and engagement with prospective customers to help them understand our leadership in identity and our product differentiation, and to convert prospects into customers. Our marketing organization engages with prospective customers across physical and digital channels and provides them with solution guides, whitepapers, webinars, presentations, and other content to accelerate their understanding of our platform and drive greater adoption. We are highly focused on embracing and supporting our customers with the implementation of and utilization of our platform through dedicated customer success managers.

We also have a strong network of strategic global channel partners that both source and influence opportunities for us—providing leverage and execution capabilities across the globe. These strategic global channel partnerships not only provide us with a significant source of lead generation but also a global network of certified and trained implementation professionals. Our alliances, including global strategic consulting firms and global systems integrators, or GSIs, such as Accenture, Deloitte, and PwC, often promote our platform as part of large-scale digital transformation projects they drive by identifying opportunities in which our platform can help accelerate business initiatives and improve user experience. We also partner with leading regional consulting firms and implementation partners. These highly-skilled regional partners not only provide subject-matter expertise in the implementation of specific use cases, but they also act as an extension of our direct sales force by identifying and referring opportunities to us. For the year ended December 31, 2020, 44% of our new ARR was sourced through leads originated from our partners.

Our Customer Base Includes Many of the World’s Leading Brands

Our global customer base includes direct and indirect customers, of which direct customers are those we contract with directly (whether sourced by us or through a partner or reseller), and indirect customers include customers that receive the benefit of using components of our software by contracting with certain third parties, such as resellers, system integrators, managed service providers, or other channel partners, as well as with original equipment manufacturers, or OEMs. There are no additional fees associated with indirect customers. As of                     , we had over                      customers, including over                      direct customers and over                      indirect customers, of which                      were indirect customers through OEMs. For 2019 and 2020, we generated 63% and 68%, respectively, of our revenue from our direct customers and 37% and 32%, respectively, of our revenue from our indirect customers, of which 3% and 2%, respectively, of our revenue was attributable to indirect customers through OEMs.

We focus on the number of large customers because it represents our ability to land-and-expand with large enterprises and the number of large customers is a key indicator of our ability to grow our business and revenue in future periods. As of December 31, 2019 and 2020, and             , we had 277, 327, and              large customers with $100,000 of ARR or greater, respectively, representing 82%, 87% and         % of our total ARR as of such dates. No single customer accounted for more than 3% of our total ARR or 5% of our total revenue in 2019, 2020, or             .

We Have a Robust Land & Expand Model Enabled in Part by Our Flexible Purchasing Options

The breadth of our platform enables many entry points for new customers, and we enable them to purchase one or more product modules for their initial deployment and expand into new modules for additional functionality over time. We believe there is a significant opportunity for revenue expansion across our customer base as our customers increase the number of identities managed through our platform, expand across consumer, workforce and IoT and services use cases, subscribe to additional product offerings, and expand into additional deployments, such as our SaaS offering. Our land-and-expand strategy has underpinned a consistently strong dollar-based net retention rate, which was 115% for the quarter ended December 31, 2020, up from 105% for the quarter ended March 31, 2019. Our top 25 customers measured by ARR as of December 31, 2020 have increased their ARR by more than three times (3x) following their initial purchase. In 2020, approximately 45% of our customers purchased our platform for consumer (including IoT and services) and workforce use cases. More than 50% of our top 25 customers measured by ARR, purchased our platform for both consumer (including IoT and services) and workforce in their initial transaction; more than half of the remaining top 25 customers subsequently purchased an additional identity type. We believe we have significant opportunity for growth within our existing customer base.

Our self-managed offering is packaged and sold as individual stock keeping units, or SKUs, within six product families—Directory, Access Management, Identity Management, Identity Governance, Edge Security, and Autonomous Identity. Our SaaS offering is sold as five separate packages—Identity Core, Access Plus, Identity Plus, Edge and Sync.

Our Business Has Experienced Strong Growth and Gross Margins and Operating Leverage

We have experienced strong growth from a combination of internal drivers and external drivers. Internal drivers include the continuous innovation of our platform, resulting in new technology, products and deployment offerings, a loyal customer base that continues to increase their spend with us over time, and the acquisition of new customers. For example, we have developed and released our SaaS offering (ForgeRock Identity Cloud), Autonomous Identity and Governance in the past two years and both new and existing customers have adopted these offerings. Our effective go-to-market model has also been a driver of our growth, aided by recent leadership recognition by industry analysts. We believe external drivers such as the increasing importance of identity to enterprises, identity being a key enabler of digital transformation, the growing cyber threat landscape and constantly evolving regulatory and compliance requirements are also driving our growth.

In 2019 and 2020, our ARR was $106 million and $136 million, respectively, representing a year-over-year growth rate of 29%. We generate the majority of our revenue on a subscription basis, with 96% of our total revenue coming from subscriptions in 2020. In 2019 and 2020, our total revenue was $104.5 million and $127.6 million, respectively, representing a year-over-year growth rate of 22%. In the same periods, we incurred net losses of $36.9 million and $41.8 million, respectively.

Our GAAP gross margin was 84% and 83% in 2019 and 2020, respectively. Our GAAP operating loss as a percentage of revenue was (35)% and (25)% in 2019 and 2020, respectively. Our GAAP net loss as a percentage of revenue was (35)% and (33)% in 2019 and 2020, respectively.

Our non-GAAP gross margin was 84% and 83% in 2019 and 2020, respectively. Our non-GAAP operating loss as a percent of revenue was (32)% and (20)% in 2019 and 2020, respectively.

Impact of COVID-19

The ongoing COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal and economic disruption and financial market volatility, resulting in business shutdowns and reduced business activity. We believe that the COVID-19 pandemic has had a modest negative impact on our business, financial condition, and results of operations, primarily as a result of:

•

for certain enterprises, delaying or pausing digital transformation and expansion projects and negatively impacting IT spending, which has caused some potential customers to delay or forgo purchases of subscriptions for our platform and services and some existing customers to fail to renew subscriptions, reduce their usage or fail to expand their usage of our platform due to the COVID-19 pandemic’s impact on their business;

•	restricting our sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening our sales cycles; and

•	delaying the delivery of professional services and training to our customers.

The COVID-19 pandemic may cause us to continue to experience the foregoing challenges in our business in the future and could have other effects on our business, including disrupting our ability to develop new offerings and enhance existing offerings, market and sell our products and conduct business activities generally.

In the longer term, we expect some positive impacts on our business as a result of the COVID-19 pandemic. We believe the COVID-19 pandemic has accelerated the trend of enterprises pursuing digital transformation initiatives in order to remain competitive, with identity being a key enabler of such transformation. Further, the COVID-19 pandemic has led to a rapid expansion of digital identities, as more consumer transactions are being undertaken over the internet and more employees are working remotely. We believe that these impacts of the COVID-19 pandemic will benefit our business in the future.

The COVID-19 pandemic has also driven some temporary cost savings to our business. We have experienced slower growth in certain operating expenses due to reduced business-related travel, deferred hiring for some positions and the cancellation of in-person customer and employee events. We do not yet have visibility into the full impact that the COVID-19 pandemic will have on our future business or results of operations, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future financial condition, results of operations or cash flows. See the section titled “Risk Factors—Risks Related to Our Business and Industry—The global COVID-19 pandemic could harm our business, financial condition, and results of operations” for more information regarding risks related to the COVID-19 pandemic.

Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including the following:

Acquiring New Customers

Our results of operations and growth depends in part on our ability to attract new customers and we believe there is a significant opportunity to grow our customer base. To date, we have primarily relied on our marketing efforts, direct sales, channel partners and alliances, industry recognition and referrals to attract new customers. While we believe we have a significant market opportunity and an effective go-to-market strategy to win new customers, we will need to continue to invest in partner and alliance leverage, digital marketing, and expand into new markets and new customer segments to maintain or accelerate our customer growth.

Expanding Usage by Existing Customers

Our business depends, in part, on the degree to which our land-and-expand strategy is successful. Our customers often initially adopt our platform for a specific use case, such as consumer identity, and subsequently increase their adoption as they realize the benefits and flexibility of our platform. We have been successful in expanding our existing customers’ adoption of our platform as demonstrated by our dollar-based net retention rate, which we consider an indicator of our ability to retain and expand revenue from existing customers over time. Our dollar-based net retention rate was 115% for the quarter ended December 31, 2020, up from 105% for the quarter ended March 31, 2019. We continue to invest in our customer success efforts to help our customers realize the full potential of our platform and expand their usage of our platform over time.

Innovating and Advancing Our Platform

We intend to continue to invest in our research and development to extend the capabilities of our digital identity platform. Our investments in research and development drive core technology innovation and bring new products to market. We intend to continue to enhance our platform by developing new products and expanding the functionality of existing products to maintain our technology leadership. For example, since the beginning of 2019, we released ForgeRock Identity Governance, ForgeRock Identity Cloud, and Autonomous Identity. We have also strengthened our Trust Network of ecosystem partners that bring leading-edge authentication, biometrics, digital identity proofing, risk management, and other complementary technologies.

Expanding Strategic Partnerships and Alliances

Our growth depends in part on our ability to expand our strategic partnerships. We have four types of strategic alliances and partners: (1) GSIs and implementation partners such as                     , (2) OEM partners or customers who utilize components of our platform to deliver services, (3) strategic partners such as Google Cloud where ForgeRock is a premier partner for digital identity, and (4) Trust Network partners who provide complementary technologies that plug into our platform. Our partners help source and support relationships with new and existing customers, as well as provide technology and go-to-market benefits. We believe we have a meaningful opportunity to increase our revenue through strategic partners and our growth depends in part on the strength of these partnerships.

Mix of Multi-Year Subscription Licenses and SaaS, and Seasonality

Subscription term licenses are often deployed by our customers in public cloud environments such as AWS, GCP, or Azure. Under ASC 606, for self-managed term-based subscription licenses, we recognize approximately half of the total contract value of the portion upfront as license revenue, with the remainder attributable to maintenance and support that is recognized ratably over the license term. If the total contract value of our subscription term licenses increases as a percentage of total contract value of all our subscriptions, more revenue would be recognized upfront.

For our SaaS offering, the ForgeRock Identity Cloud, 100% of revenue is recognized ratably over the subscription term. If the total contract value of our SaaS subscriptions increases as a percentage of total contract value of all our subscriptions, less revenue would be recognized upfront.

For the reasons stated above, our revenue is affected by the overall growth in our business and changes in our revenue mix of self-managed subscriptions and SaaS subscriptions. As a result, our year-over-year growth rates for total revenue may not be comparable due to changes in revenue mix.

We also experience seasonality in our business. For the year ended December 31, 2020, 57% of our total revenue was recognized in the second half of the year, with 31% of total revenue recognized in the fourth quarter. We believe seasonality could continue to affect our financial results.

Key Business Metrics

Annual Recurring Revenue (ARR)

We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire new customers and to maintain and expand our relationship with existing customers. We define ARR as the annualized value of all contractual subscription agreements as of the end of the period. To the extent that we are negotiating a renewal with a customer after the expiration of the subscription, we continue to include that revenue in ARR if we are actively in discussion with such an organization for a new subscription or renewal, or until such organization notifies us that it is not renewing its subscription. We perform this calculation on an individual customer basis by dividing the total dollar amount of the customer’s contract by the total contract term stated in months and multiplying this amount by 12 to annualize. Calculated ARR for each individual customer is then aggregated to arrive at total ARR.

ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations computed and/or disclosed in accordance with GAAP and is not intended to be combined with or to replace any of those items. Specifically, ARR, as calculated under the definition herein, does not adjust for the timing impact of revenue recognition for specific performance obligations identified within a contract. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended by our customers.

The following chart sets forth our ARR as of the end of our last eight quarters.

Annual Recurring Revenue

(in millions)

Dollar-Based Net Retention Rate

Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with customers. An important way in which we track our performance in this area is by measuring the dollar-based net retention rate. We calculate our dollar-based net retention rate by first identifying customers, or the Base Customers, in a particular quarter, or the Base Quarter. We then divide the ARR in the same quarter of the subsequent year attributable to the Base Customers, or the Comparison Quarter, by the ARR attributable to those Base Customers in the Base Quarter. Our dollar-based net retention rate captures any increase or decrease in ARR from the Base Customers from the Base Quarter to the Comparison Quarter. We expand our relationships with customers as they purchase more identities, add more use cases across consumer, workforce, and IoT and services, subscribe to additional product offerings, and add additional deployment options such as our SaaS offering. Our new ARR for new customers in 2020 on average exceeded $200,000 as our platform is often initially deployed for significant or mission-critical use cases.

The following table sets forth our dollar-based net retention rate as of the end of our last eight quarters.

Dollar-Based Net Retention Rate

Number of Large Customers

We focus on the number of large customers because it represents our ability to land-and-expand with large enterprises and the number of large customers is a key indicator of our ability to grow our business and revenue in future periods. We define a large customer as a customer with $100,000 or greater ARR as of a measurement date. We had 327 large customers as of December 31, 2020, which represents an 18% increase compared to our large customer count as of December 31, 2019. These 327 customers in aggregate represented 87% of our total ARR, and no single customer accounted for more than 3% of our total ARR or 5% of our total revenue for the year ended December 31, 2020. We believe that our ability to increase the number of large customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. Over time, large customers have constituted a greater share of our revenue, which has contributed to an increase in average revenue per customer. We define a customer as a separate and distinct buying entity, such as a company, an educational or government institution, or a distinct business unit of a large company that has an active contract with us or one of our partners to access our platform.

Cohort Analysis

We continuously focus on increasing the value our customers derive from our platform. The chart below illustrates the strong relationship with our existing customers by showing the initial ARR of a cohort (defined by the year in which they became a ForgeRock customer) of new customers in a given year and the increase in ARR over time for that same cohort of customers. By increasing ARR with existing customers over time, we can significantly increase the return on our upfront sales and marketing investments.

Customer Cohort Analysis

(ARR, in millions)

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful to investors in evaluating our operating performance and liquidity. We use non-GAAP financial measures to understand and evaluate our core operating performance and trends, to prepare our annual budget, to monitor and assess our liquidity, and to develop short-term and long-term operating plans. We believe that the non-GAAP financial measures we review are each a useful measure to us and to our investors because they provide consistency and comparability with our past performance and between periods, as these metrices generally eliminate the effects of the variability of certain charges and expenses that may not reflect our overall operating performance and liquidity. We believe that non-GAAP financial measures, when taken collectively with GAAP financial information, can be helpful to us and to investors because it provides consistency and comparability with past performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results.

The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP measures used by other companies. The principal limitation of these non-GAAP financial measures is that they exclude expenses that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP financial measures. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

Gross profit is defined as GAAP revenue less cost of revenue and gross margin is GAAP gross profit as a percentage of total revenue. We define non-GAAP pross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, adjusted to exclude stock-based compensation.

A reconciliation of Non-GAAP gross profit to GAAP gross profit, and non-GAAP gross margin to GAAP gross margin, is as follows:

	Year Ended December 31,
	2019	2020
	(dollars in thousands)
Gross Profit	$87,466	$106,306
Add:
Stock-based compensation expense included in cost of revenue	102	166

Non-GAAP gross profit	$87,568	$106,472

Gross margin	84%	83%
Non-GAAP gross margin	84%	83%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, adjusted for stock-based compensation expense and restructuring and impairment charges.

A reconciliation of non-GAAP operating loss and non-GAAP operating margin to GAAP operating loss and GAAP operating margin, the most directly comparable GAAP measures, is as follows:

	Year Ended December 31,
	2019	2020
	(dollars in thousands)
Operating loss	$(37,022)	$(32,092)
Add:
Stock-based compensation expense	3,492	6,184
Restructuring and impairment charges	—	632

Non-GAAP operating loss	$(33,530)	$(25,276)

Operating margin	(35)%	(25)%
Non-GAAP operating margin	(32)%	(20)%

Adjusted EBITDA

We define Adjusted EBITDA as GAAP operating loss before tax, adjusted for depreciation, stock-based compensation expense and restructuring and impairment charges.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Operating loss	$(37,022)	$(32,092)
Depreciation	1,168	1,155
Stock-based compensation expense	3,492	6,184
Restructuring and impairment charges	—	632

Adjusted EBITDA	$(32,362)	$(24,121)

Free Cash Flow

We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment.

A reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Net cash used in operating activities	$(46,959)	$(29,594)
Less:
Purchases of property and equipment	(1,560)	(854)

Free cash flow	$(48,519)	$(30,448)

Net cash provided by (used in) investing activities	$6,905	$(846)
Net cash provided by financing activities	$24,911	$101,151
Cash paid for interest	$(2,173)	$(3,914)

Components of Results of Operations

Revenue

We derive revenue primarily from subscriptions and perpetual licenses and, to a lesser extent, professional services.

Subscriptions and perpetual licenses. Subscriptions and perpetual licenses revenue consists of the following:

•	Subscriptions. Subscriptions consist of:

•

Subscription term licenses. We sell subscriptions for our solutions that are self-managed by our customer within our customer’s IT infrastructure or cloud infrastructure. These subscriptions include licenses and technical support and access to new software updates on a when-and-if available basis. We recognize the license portion, which is approximately half of the total contract value, upon the later of the delivery of the software and commencement of the subscription term. The remainder is recognized ratably over the subscription term as support & maintenance revenue. We typically invoice our customers annually in advance.

•

Subscription SaaS, support & maintenance. We sell SaaS subscriptions for access to ForgeRock Identity Cloud, our SaaS offering. We sell support and maintenance bundled with license in the self-managed software subscription offering, or as a standalone for the perpetual license support & maintenance renewal. For our SaaS offering, we recognize revenue ratably over the period beginning on the later of the commencement of the subscription term or the provisioning of the SaaS service, to the end of the subscription term. For support and maintenance, we recognize revenue ratably over the period beginning on the later of the commencement of the subscription term or the delivery of the software to the end of the subscription term.

•

Perpetual licenses. We also sell perpetual licenses to our self-managed solutions. Revenue from our perpetual licenses is recognized when the software is delivered or made available to the customer. Perpetual license revenue decreased by $6.7 million, or 85%, in 2020 compared to 2019. In 2020, revenue from perpetual licenses represented 1% of our total revenue. This decrease reflects a shift by our customers away from purchasing perpetual licenses in favor of subscription term licenses or SaaS subscriptions. We do not expect perpetual license revenue to be material in future periods.

Subscriptions and perpetual licenses revenue represented 95% and 97% of our total revenue in 2019 and 2020, respectively. Subscriptions revenue represented 92% and 99% of our subscriptions and perpetual licenses revenue in 2019 and 2020, respectively. We expect that substantially all our revenue will be generated from subscriptions for the foreseeable future. Our subscriptions revenue may fluctuate due to the timing and relative mix between revenue from subscription term licenses and subscription SaaS, support & maintenance. Over time, we expect a greater percentage of our subscriptions and perpetual licenses revenue will come from our ForgeRock Identity Cloud offering. This will have a negative impact on our near-term revenue growth as SaaS subscription revenue is recognized ratably.

Professional services. Professional services consists primarily of fees from professional services provided to our customers and partners to configure and optimize the use of our solutions, as well as training services related to the configuration and operation of our solutions. Our professional services are generally priced on a time and materials or fixed package basis, which is generally invoiced upfront. Revenue from professional services is recognized as the service hours are used or milestones are achieved. Revenue from our training services is recognized on the date the services are complete.

Revenue from professional services represented 5% and 3% of our total revenue in 2019 and 2020, respectively. We expect our professional services revenue to increase in absolute dollars as our business continues to grow, but we expect professional services revenue to fluctuate as a percentage of total revenue over time.

Cost of Revenue

Subscriptions and perpetual licenses. Subscriptions and perpetual licenses cost of revenue consists of personnel costs, including salaries, bonuses, and benefits, as well as stock-based compensation, for employees associated with our subscription offerings and customer support, allocated overhead costs, and third-party costs, including cloud infrastructure costs and other expenses directly associated with our customer support. We expect our subscriptions and perpetual licenses cost of revenue to increase in absolute dollars to the extent our subscriptions revenue increases. As a percentage of revenue, we expect subscriptions and perpetual licenses cost of revenue to increase as a percentage of total revenue in the near term as we grow our SaaS subscription business, but to decrease as a percentage of our total revenue over the long term as our SaaS subscription revenue grows.

Professional services. Professional services cost of revenue consists of personnel costs, including salaries, bonuses and benefits, as well as stock-based compensation, for employees associated with our professional services and training services, allocated overhead costs, and third-party costs, including other costs directly associated with our professional services and training services. We expect our professional services cost of revenue to increase in absolute dollars as our business continues to grow. As a percentage of revenue, we expect professional services cost of revenue to fluctuate over time as we continue to invest in our growth. The cost of providing professional services has historically been higher than the associated revenue we generate, as we use professional services to help drive customer success and increased subscriptions and perpetual licenses revenue.

Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of total revenue, have been and will continue to be affected by various factors, including the timing of our acquisition of new customers and the renewal of and expansion of sales to existing customers, the mix between revenue from subscription term licenses and subscription SaaS, support & maintenance, the costs associated with operating our platform, the extent to which we expand our customer support team, and the extent to which we can increase the efficiency of our technology and infrastructure through technological improvements. We expect our gross profit to increase in absolute dollars as total revenue increases but our gross margin to decrease as we invest further in our cloud-based infrastructure to support our subscription SaaS offering. We expect subscriptions and perpetual licenses cost of revenue to increase consistently with the growth in our subscriptions and perpetual licenses revenue, although our gross margin could fluctuate from period-to-period.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, payroll taxes, stock-based compensation expense and, with regard to sales and marketing expenses, sales commissions.

Research and development. Research and development expenses primarily consist of personnel costs, outside consultants, and allocated overhead. We focus our research and development efforts on developing new solutions, core technologies, and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We expect our research and development expenses will increase in absolute dollars as our business grows. However, we expect our research and development expenses will decrease as a percentage of total revenue over the long term, although they may fluctuate as a percentage of total revenue from period-to-period depending on the timing of expenses.

Sales and marketing. Sales and marketing expenses primarily consists of personnel costs, costs of general marketing and promotional activities, travel-related expenses, and allocated overhead. Certain sales commissions earned by our sales force on subscription contracts are deferred and amortized over the period of benefit, which is generally four to five years. We expect to continue to invest in our sales force domestically and internationally, as well as in our channel relationships. We expect our sales and marketing expenses to increase in absolute dollars and continue to be our largest operating expense category for the foreseeable future. However, we expect our sales and marketing expenses will decrease as a percentage of total revenue over the long term, although they may fluctuate as a percentage of total revenue from period-to-period depending on the timing of expenses.

General and administrative. General and administrative expenses consist primarily of personnel costs associated with our executive, human resource, legal, facilities, accounting and finance, information security, and information technology departments. In addition, general and administrative expenses include third-party professional fees and allocated overhead.

We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of the                     , and increased expenses for insurance, investor relations, and fees for professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows. However, we expect that our general and administrative expenses will decrease as a percentage of total revenue over the long term, although they may fluctuate as a percentage of total revenue from period-to-period depending on the timing of expenses.

Interest and other expense, net

Interest expense. Interest expense consists primarily of interest payments on our outstanding borrowings under our Credit Facilities as well as the amortization of associated deferred financing costs. See “Liquidity and Capital Resources” for additional information.

Other income (expense), net. Other income (expense), net primarily consists of gains and losses from foreign currency transactions denominated in a currency other than the functional currency, fair value changes on a preferred stock tranche option and warrants, and interest income. We expect our exposure to fluctuations in foreign currencies will increase as we continue to expand our business internationally.

Provision for (Benefit From) Income Taxes

Provision for income taxes consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

In 2019 and 2020, our federal statutory income tax rate differs from the effective tax rate primarily due to the valuation allowance recorded against all our deferred tax assets. Further, our income tax rate varied from the U.S. federal statutory rate in 2019 due to a foreign current tax benefit due to a net operating loss carryback in the United Kingdom. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,
	2019		2020
	Amount	Percent	Amount	Percent
	(in thousands, except percentages)
Revenue
Subscription term licenses	$51,182	49%	$64,318	50%
Subscription SaaS, support & maintenance	40,682	38%	57,833	46%
Perpetual licenses	7,884	8%	1,225	1%

Total subscriptions and perpetual licenses	99,748	95%	123,376	97%
Professional services	4,750	5%	4,258	3%

Total revenue	104,498	100%	127,634	100%

Cost of revenue:
Subscriptions and perpetual licenses	9,120	8%	12,249	10%
Professional services	7,912	8%	9,079	7%

Total cost of revenue(1)	17,032	16%	21,328	17%

Gross profit	87,466	84%	106,306	83%

Operating expenses:
Research and development(1)	29,636	28%	35,901	28%
Sales and marketing(1)	69,559	67%	75,768	59%
General and administrative(1)	25,293	24%	26,729	21%

Total operating expenses	124,488		138,398

Operating loss	(37,022)		(32,092)
Foreign currency gain (loss)	(140)		3,064
Fair value adjustment on warrants and preferred stock tranche option	(170)		(7,344)
Interest expense	(1,870)		(4,512)
Other, net	309		(345)

Interest and other expense, net	(1,871)		(9,137)

Loss before (benefit from) provision for income taxes	(38,893)		(41,229)
(Benefit from) provision for income taxes	(1,985)		565

Net loss	$(36,908)		$(41,794)

(1) Includes stock-based compensation expense as follows:
	Year Ended December 31,
	2019	2020
	(in thousands)
Cost of revenue	$102	$166
Research and development	455	1,307
Sales and marketing	1,050	1,794
General and administrative	1,885	2,917

Total stock-based compensation	$3,492	$6,184

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(in thousands, except percentages)
Subscription term licenses	$51,182	$64,318	$13,136	26%
Subscription SaaS, support & maintenance	40,682	57,833	17,151	42%
Perpetual licenses	7,884	1,225	(6,659)	(84)%

Total subscriptions and perpetual licenses	99,748	123,376	23,628	24%
Professional services	4,750	4,258	(492)	(10)%

Total revenue	$104,498	$127,634	$23,136	22%

Total revenue increased by $23.1 million, or 22%, in 2020 compared to 2019.

Subscriptions and perpetual licenses revenue increased by $23.6 million, or 24%, in 2020 compared to 2019. Subscription term licenses revenue increased by $13.1 million or 26% in 2020 compared to 2019. Subscription SaaS, support & maintenance revenue increased by $17.2 million or 42% in 2020 compared to 2019. The increase in subscription term licenses and subscription SaaS, support & maintenance revenue was driven by the addition of new customers as well as an increase in the number of identities and additional modules sold to existing customers. We estimate that approximately 47% of the increase in revenue was attributable to growth from existing customers, as reflected by our dollar-based net retention rate in 2020, and the remaining approximately 53% was attributable to new customers. The increases in subscription term licenses and subscription SaaS, support & maintenance revenue were partially offset by a $6.7 million, or 84%, decrease in revenue from perpetual licenses in 2020 compared to 2019, as our revenues shifted to subscriptions.

Professional services revenue decreased by $0.5 million, or 10%, in 2020 compared to 2019. This was due to a decline in deployment service hours delivered by us in 2020 compare to the prior year.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(in thousands, except percentages)
Cost of Revenue
Subscriptions and perpetual licenses	$9,120	$12,249	$3,129	34%
Professional services	7,912	9,079	1,167	15%

Total cost of revenue	$17,032	$21,328	$4,296	25%

Gross Margin
Subscriptions and perpetual licenses	91%	90%
Professional services	(67)%	(113)%
Total Gross Margin	84%	83%

Cost of revenue increased by $4.3 million, or 25%, in 2020 compared to 2019. Subscriptions and perpetual licenses cost of revenue increased by $3.1 million, or 34%, in 2020 compared to 2019, primarily due to an increase in personnel costs and significant investment in cloud infrastructure costs for our subscription offerings, including our ForgeRock Identity Cloud offering. Professional services cost of revenue increased by $1.2 million, or 15%, in 2020 compared to 2019, primarily due to an increase in personnel costs and allocated overhead costs.

Gross margin for subscriptions and perpetual licenses decreased from 91% in 2019 to 90% in 2020. The decrease in gross margin was due to investments including cloud infrastructure costs to support the growth of subscription offerings, including our ForgeRock Identity Cloud offering. Gross margin for professional services decreased from (67)% in 2019 to (113)% in 2020. The decrease in gross margin for professional services was due to investments to increase our professional services capacity to support the anticipated growth in new customers.

Operating Expenses

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(in thousands, except percentages)
Operating Expenses
Research and development	$29,636	$35,901	$6,265	21%
Sales and marketing	69,559	75,768	6,209	9%
General and administrative	25,293	26,729	1,436	6%

Total operating expenses	$124,488	$138,398	$13,910	11%

Research and development. Research and development expenses increased $6.3 million, or 21%, in 2020 compared to 2019. The increase was primarily due to an increase of $6.3 million in personnel costs comprised of $5.4 million in salaries and benefits due to higher headcount, $0.9 million increase in stock-based compensation, and a $1.0 million increase in IT equipment to support the headcount increase. The increase was partially offset by a decrease of $0.8 million in travel and meeting expenses because of the COVID-19 pandemic.

Sales and marketing. Sales and marketing expenses increased $6.2 million, or 9%, in 2020 compared to 2019. The increase was primarily due to an increase of $10.5 million in personnel costs comprised of $9.8 million in salaries and benefits due to higher headcount and a $0.7 million increase in stock-based compensation, partially offset by a $4.5 million decrease in marketing and promotional activities and travel-related expenses because of the COVID-19 pandemic.

General and administrative. General and administrative expenses increased $1.4 million, or 6%, in 2020 compared to 2019. The increase was primarily due to an increase of $2.6 million in personnel costs comprised of $1.6 million in salaries and benefits due to higher headcount and $1.0 million of stock-based compensation expense on the repurchase of common stock from employees. This increase was partially offset by a decrease of $1.0 million in third-party professional fees and a decrease of $0.6 million in travel and meeting expenses because of the COVID-19 pandemic.

Interest and other expense, net

	Year Ended December 31,		Change
	2019	2020	Amount	Percent
	(in thousands, except percentages)
Interest and other expense, net
Foreign currency (loss) gain	$(140)	$3,064	$3,204	(2,289)%
Fair value adjustment on warrants and preferred stock tranche option	(170)	(7,344)	(7,174)	4,220%
Interest expense	(1,870)	(4,512)	(2,642)	141%
Other, net	309	(345)	(654)	(212)%

Total Interest and other expense, net	$(1,871)	$(9,137)	$(7,266)	388%

Interest and other expense, net, increased $7.3 million, or 388%, in 2020 compared to 2019.

We recorded a net foreign currency loss of $0.1 million in 2019 compared to a net foreign currency gain of $3.1 million in 2020, primarily due to fluctuations in foreign currency remeasurement gains on intercompany balances denominated in Norwegian krone, Euros and British pound.

In 2020, we recorded fair value mark-to-market adjustments of $6.1 million relating to a preferred stock tranche option held by one of our Series E preferred stock investors to purchase Series E-1 preferred shares totaling $20.0 million. In addition, the fair value of outstanding preferred stock warrants increased by $1.2 million due to mark-to-market adjustments on these instruments reflecting the increase in the value of ForgeRock.

The $2.6 million increase in interest expense was driven by the impact of recognizing a full year of interest expense on additional borrowings on our Amended and Restated Term Loan Agreement during March 2019, September 2019, December 2019 as well as additional borrowings in April 2020. These incremental $30.0 million borrowings in 2019 partially impacted 2019 as compared to 2020 when they were outstanding for the whole year.

Provision for (Benefit From) Income Taxes

In 2019, we recorded a benefit from income taxes of $2.0 million. In 2020, we recorded a provision for income taxes of $0.6 million. The benefit in 2019 was primarily due to a foreign current tax benefit from a net operating loss carryback in the United Kingdom. In 2019 and 2020, the federal statutory income tax rate of 21% differs from the effective tax rate primarily due to the valuation allowance against related deferred taxes. Our valuation allowance was $38.1 million and $47.0 million as of December 31, 2019 and 2020, respectively.

Quarterly Results of Operations Data and Other Data

The following tables set forth selected unaudited consolidated quarterly statement of operations data for each of the eight quarters ended December 31, 2020, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for 2021 or for any future period.

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
	(in thousands)
Revenue
Subscription term licenses	$14,731	$9,831	$11,765	$14,855	$11,734	$14,368	$16,102	$22,114
Subscription SaaS, support & maintenance	8,984	8,973	10,584	12,141	13,187	13,590	14,910	16,146
Perpetual licenses	2,992	874	194	3,824	153	428	158	486

Subscriptions and perpetual licenses	26,707	19,678	22,543	30,820	25,074	28,386	31,170	38,746
Professional services	1,355	1,019	1,267	1,109	887	1,025	953	1,393

Total Revenue	28,062	20,697	23,810	31,929	25,961	29,411	32,123	40,139

Cost of revenue:
Subscriptions and perpetual licenses	2,129	2,191	2,253	2,547	3,098	2,929	2,976	3,246
Professional services	2,002	1,862	1,856	2,192	2,201	2,164	2,069	2,645

Total cost of revenue	4,131	4,053	4,109	4,739	5,299	5,093	5,045	5,891

Gross profit	23,931	16,644	19,701	27,190	20,662	24,318	27,078	34,248
Operating expenses:
Research and development	7,078	7,128	7,192	8,238	8,177	9,183	9,432	9,109
Sales and marketing	16,135	16,681	16,513	20,230	19,842	18,350	18,134	19,442
General and administrative	6,116	6,286	6,365	6,526	6,311	6,955	6,214	7,249

Total operating expenses	29,329	30,095	30,070	34,994	34,330	34,488	33,780	35,800

Operating loss	(5,398)	(13,451)	(10,369)	(7,804)	(13,668)	(10,170)	(6,702)	(1,552)
Foreign currency gain (loss)	17	1,332	(4,329)	2,840	(12,903)	5,062	2,699	8,206
Fair value adjustment on warrants and preferred stock tranche option	2	(200)	—	28	—	(1,781)	(2,415)	(3,148)
Interest expense	(239)	(487)	(448)	(696)	(962)	(1,155)	(1,201)	(1,194)
Other, net	168	105	(61)	97	(47)	(151)	(65)	(82)

Interest and other expense, net	(52)	750	(4,838)	2,269	(13,912)	1,975	(982)	3,782

Loss before provision for (benefit from) income taxes	(5,450)	(12,701)	(15,207)	(5,535)	(27,580)	(8,195)	(7,684)	2,230
Provision for (benefit from) income taxes	192	(534)	(1,593)	(50)	116	64	123	262

Net (loss) income	$(5,642)	$(12,167)	$(13,614)	$(5,485)	$(27,696)	$(8,259)	$(7,807)	$1,968

(1)	Amounts include stock-based compensation expense as follows:

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
	(in thousands)
Cost of revenue	$24	$22	$25	$31	$42	$35	$35	$54
Research and development	105	103	121	126	119	798	167	223
Sales and marketing	251	278	245	276	521	399	619	255
General and administrative	453	454	478	500	510	1,122	583	702

Total stock-based compensation expense	$833	$857	$869	$933	$1,192	$2,354	$1,404	$1,234

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020
Revenue
Subscription term licenses	52%	47%	49%	47%	45%	49%	50%	55%
Subscription SaaS, support & maintenance	32	43	44	38	51	46	46	40
Perpetual licenses	11	4	1	12	1	1	—	1

Subscriptions and perpetual licenses	95	95	95	97	97	97	97	97
Professional services	5	5	5	3	3	3	3	3

Total Revenue	100	100	100	100	100	100	100	100

Cost of revenue:
Subscriptions and perpetual licenses	8	11	9	8	12	10	9	8
Professional services	7	9	8	7	8	7	6	7

Total cost of revenue	15	20	17	15	20	17	16	15

Gross profit	85	80	83	85	80	83	84	85

Operating expenses:
Research and development	25	34	30	26	31	31	29	23
Sales and marketing	57	81	69	63	76	62	56	48
General and administrative	22	30	27	20	24	24	19	18

Total operating expenses	105	145	126	110	132	117	105	89
Operating loss	(19)	(65)	(44)	(24)	(53)	(35)	(21)	(4)
Foreign currency gain (loss)	—	6	(18)	9	(50)	17	8	20
Fair value adjustment on warrants and preferred stock tranche option	—	(1)	—	—	—	(6)	(8)	(8)
Interest expense	(1)	(2)	(2)	(2)	(4)	(4)	(4)	(3)
Other, net	1	1	—	—	—	(1)	—	—

Interest and other expense, net	—	4	(20)	7	(54)	7	(3)	9

Loss before provision for (benefit from) income taxes	(19)	(61)	(64)	(17)	(106)	(28)	(24)	6
Provision for (benefit from) income taxes	1	(3)	(7)	—	—	—	—	1

Net (loss) income	(20)%	(59)%	(57)%	(17)%	(107)%	(28)%	(24)%	5%

Quarterly Revenue Trends

Our quarterly revenue increased in each of the periods presented, except for the quarters ended June 30, 2019 and March 31, 2020, primarily due to increases in the number of new customers and expansion of sales to existing customers. Revenue decreased by $7.4 million in the three months ended June 30, 2019, compared to the three months ended March 31, 2019, primarily due to a decrease in subscription term licenses and a decrease in perpetual license revenue in the three months ended June 30, 2019. Revenue decreased by $6.0 million in the three months ended March 31, 2020, compared to the three months ended December 31, 2019, primarily due to seasonality, as we generate a disproportionately large percentage of our total revenue in the fourth quarter of each year.

Our quarterly revenue can vary significantly from quarter-to-quarter due, in part, to the mix of sales in a given quarter between subscription term licenses, which results in significant recognition of revenue in the quarter in which the software license is delivered, and subscription SaaS, support & maintenance sales, which results in ratable revenue recognition over the contract term. In addition, we generally experience seasonality based on when we enter into agreements with customers, which has historically been the most frequent in our fourth quarter, and our quarterly results of operations generally fluctuate from quarter-to-quarter depending on customer purchasing habits. This seasonality is reflected to a lesser extent, and sometimes is not immediately apparent, for subscription SaaS, support & maintenance revenue, as we recognize such revenue ratably over the term of the subscription. We expect to sell more subscription SaaS solutions in the future compared to our self-managed subscription term licenses, which may negatively impact period-to-period revenue growth as more revenue will be recognized ratably rather than a substantial portion being recognized upfront, as is the case for sales of our subscription term licenses.

Quarterly Cost and Expense Trends

Our costs and operating expenses have fluctuated as we have grown and are primarily related to increases in personnel-related costs and related overhead in order to support our expanding operations and our continued investments in our solutions and service capabilities. However, our costs and operating expenses are impacted by certain discrete events, such as (i) $1.2 million of stock-based compensation expense on the repurchase of common stock from employees, of which $600,000 was recorded within general and administrative expenses and $600,000 was recorded within research and development expenses for the three months ended June 30, 2020 and (ii) an annual $4.5 million decrease in marketing and promotional activities and travel-related expenses because of the COVID-19 pandemic reflected in sales and marketing expenses reflected in each of the quarterly periods of 2020.

As a company with significant international operations, fluctuations in foreign currency exchange rates from quarter to quarter can have a significant impact to our quarterly results from operations primarily due to fluctuations in foreign currency remeasurement gains on intercompany balances denominated in Norwegian krone, Euros, and British pound. In particular, during the three months ended March 31, 2020, the commencement of the COVID-19 pandemic triggered significant and unusual volatility in global currencies, which resulted in an unusually large foreign currency loss in our statement of operations. However, as global currencies recovered during the remainder of the year, offsetting gains were also recorded in the following quarterly periods of 2020. In addition, fair value mark-to-market adjustments related to a preferred stock tranche option and warrants, as well as an increasing amount of debt, which has led to increasing interest expense, can also lead to significant variability from quarter to quarter.

Liquidity and Capital Resources

As of December 31, 2020, our principal sources of liquidity were cash and cash equivalents of $100.0 million, which were held for working capital purposes, as well as the available balance under our Amended and Restated Loan Agreement, described further below. In April 2021, we received $20.0 million of cash proceeds from the exercise of a preferred stock tranche option that was exercised by one of our investors. Our cash equivalents were comprised primarily of money market funds. We have generated significant operating losses and negative cash flows from operations as reflected in our accumulated deficit and consolidated statements of cash flows. We expect to continue to incur operating losses and negative cash flows from operations for the foreseeable future.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt instruments and cash generated from our operations. We believe our existing cash and cash equivalents and cash provided by sales of our products and services will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months following the date of this prospectus. Our future capital requirements will depend on many factors, including our licenses growth rate, licenses renewal activity, billing frequency, the timing and extent of spending required to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product offerings, the continuing market adoption of our platform and further investment in general and administrative functions to meet the compliance requirements of being a public company. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies this could reduce our ability to compete successfully and harm our business, financial condition, and results of operations.

In March 2016, we entered into a loan and security agreement with TriplePoint Venture Growth BDC Corp., or the 2016 Facility, providing for term loans of up to $20.0 million of which $10.0 million and $5.0 million were drawn in March 2016 and August 2016, respectively. These drawdowns were repaid by and during 2020. In November 2017, the 2016 Agreement was amended to change the interest rate on the term loan facility. In March 2019, we executed a second amendment to the 2016 Facility, or the 2019 Facility, for a new term loan facility for up to $50.0 million. Three tranches of $10.0 million each were drawn from the 2019 Facility in March 2019, September 2019 and December 2019 totaling $30.0 million. The payments on the 2019 Facility are interest only for various amounts of time with the principal due at the end of the term of each respective advance. In March 2020, we executed the Amended Restated Plain English Growth Capital Loan and Security Agreement with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC, or the Amended and Restated Loan Agreement. The Amended and Restated Loan Agreement included an option to extend the maturity and prepayment term dates by an additional 12 months. In April 2020, the Company exercised its option to receive another $10.0 million term loan under the Amended and Restated Loan Agreement. As of December 31, 2020, the balance outstanding under our term loan facility was $40.0 million and is included in long-term debt on our consolidated balance sheet. No further amounts under the Amended and Restated Loan Agreement are available to be drawn at this time.

The Amended and Restated Loan Agreement is secured by substantially all of our assets, excluding intellectual property, which is subject to a negative pledge.

A significant majority of our customers pay in advance for their subscriptions. Therefore, a substantial source of our cash is from our deferred revenue, which is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2020, we had deferred revenue of $57.0 million, of which $51.6 million is recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020
	(in thousands)
Cash used in operating activities	$(46,959)	$(29,594)
Cash provided by (used in) investing activities	6,905	(846)
Cash provided by financing activities	24,911	101,151
Effects of changes in foreign currency exchange rates on cash and cash equivalents	(1)	546
Net (decrease) increase in cash and cash equivalents and restricted cash	$(15,144)	$71,257

Operating activities

Our largest source of operating cash is cash collections from our customers for subscription, support and maintenance services. Our primary uses of cash from operating activities are for employee-related expenditures, marketing expenses and third-party hosting costs. Historically, we have generated negative cash flows from operating activities and have supplemented working capital requirements through net proceeds from the private sale of equity securities and term loans.

During the year ended December 31, 2020, cash used in operating activities was $29.6 million primarily due to our net loss of $41.8 million, adjusted for non-cash charges of $25.9 million and net cash outflows of $13.7 million used in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of deferred commissions of $13.4 million, change in fair value of warrants and a call option of $7.4 million and stock-based compensation of $6.2 million. The primary drivers of the changes in operating assets and liabilities related to a change in deferred commissions of $18.0 million, partially offset by a $5.3 million change in deferred revenue due to higher contracts and billings.

During the year ended December 31, 2019 cash used in operating activities was $47.0 million primarily due to our net loss of $36.9 million, adjusted for non-cash charges of $16.1 million and net cash outflows of $26.1 million used in our operating assets and liabilities. Non-cash charges primarily consisted of amortization of deferred commissions of $11.1 million and stock-based compensation of $3.5 million. The primary drivers of the changes in operating assets and liabilities related to change a in deferred commissions of $14.3 million, $5.4 million change in contract assets and a $7.1 million change in deferred revenue.

Investing activities

Net cash used in investing activities during the year ended December 31, 2020 of $0.8 million was primarily attributable to purchases of property and equipment of $0.9 million to support additional headcount.

Net cash provided by investing activities during the year ended December 31, 2019 of $6.9 million was primarily attributable to maturities and sales of marketable securities of $8.5 million partially offset by purchases of property and equipment of $1.6 million to support additional headcount.

Financing activities

Cash provided by financing activities during the year ended December 31, 2020 was $101.2 million resulting from the receipt of $93.5 million in proceeds from the sale of our Series E redeemable convertible preferred stock and receipt of $9.9 million in proceeds from borrowings on our term loan facility partially offset by $1.7 million used to repurchase our common stock, net of proceeds from common stock option exercises.

Cash provided by financing activities during the year ended December 31, 2019 was $24.9 million resulting from the receipt of $29.7 million in net proceeds from our term loan facility and $0.6 million proceeds from the exercise of employee stock options partially offset by $5.4 million in principal repayments on this facility.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. As we have operations in the United States and internationally, our market risk exposure is primarily a result of exposure due to potential changes in foreign currency exchange rates, inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

Our revenues and expenses are primarily denominated in U.S. dollars, British Pounds and Euros; however, we also have significant intercompany balances denominated in the Norwegian Krone. For the years ended December 31, 2019 and 2020, we recorded a net loss of $0.1 million and a net gain of $3.1 million on foreign exchange transactions, respectively. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, but we may do so in the future if our exposure to foreign currency should become more significant. For business conducted outside of the United States, we have both revenue and costs incurred in the local currency of the subsidiary, creating a partial natural hedge. Changes to exchange rates have led to significant fluctuations in both our statement of operations and stockholders’ equity balance from quarter to quarter. We will continue to reassess our foreign exchange exposure as we continue to grow our business globally. At December 31, 2020, a uniform hypothetical 10% increase or decrease in the foreign currency exchange rates in comparison to the United States dollar would have resulted in a corresponding increase or decrease in approximately $5.9 million in our revenue for the year ended December 31, 2020.

Interest Rate Risk

We had cash and cash equivalents of $28.7 million and $100.0 million as of December 31, 2019 and 2020, respectively. Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-

term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. We did not have any current investments in marketable securities as of December 31, 2019 or 2020 but anticipate holding short-term marketable securities in the future.

Our primary market risk exposure is changing prime interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. A hypothetical 10% change in interest rates would not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference to the LIBOR or another reference rate expected to be discontinued because of reference rate reform. The guidance generally can be applied from March 12, 2020 through December 31, 2022. We are currently assessing the impact of the practical expedients provided in ASU 2020-04 and which, if any, it will adopt.

The following table presents total debt outstanding (in thousands, except interest rates):

	As of December 31,
	2019		2020
	Amount	Interest Rate	Amount	Interest Rate
$5.0 million August 2016	$186	9.25%
$10.0 million March 2019	10,000	8.40%	10,000	8.40%
$10.0 million September 2019	10,000	9.20%	10,000	9.20%
$10.0 million December 2019	10,000	10.00%	10,000	10.00%
$10.0 million April 2020	—	—	10,000	10.00%
Other debt	—		120	6.23%
Less debt discount	(599)		(724)

Subtotal	29,587		39,396
Less current portion	(186)		(58)

Total debt outstanding, noncurrent	$29,401		$39,338

As of December 31, 2020, all outstanding amounts under our term loans were due within the next 40 months.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of Significant Accounting Policies” to the consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

We recognize revenue under ASC 606. In accordance with ASC 606, revenue is recognized when promised goods or services are transferred to a customer. The amount of revenue recognized reflects the consideration that we expected to be entitled to receive in exchange for these goods or services. We recognize revenue from contracts with customers using the five-step method described in Note 2 of the notes to our consolidated financial statements, included elsewhere in this prospectus.

We recognize revenue when we satisfy a performance obligation by transferring control of our product or service to a customer. We identify performance obligations in a contract based on the goods and services that will be transferred to the customer. Those goods or services must (i) be capable of being distinct, so the customer can benefit from a good or service either on its own or together with readily available resources (either from third parties or from us) and (ii) be distinct in the context of the contract, where the transfer of control is separately identifiable from other promises in the contract. Our performance obligations are and can include the following deliverables: licenses, SaaS, support & maintenance, and professional services. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price, or SSP.

The SSP is determined based on the prices at which we separately sell our product, assuming the majority of these fall within a pricing range. In instances where SSP is not directly observable, such as when we do not sell the software license separately, we determine the SSP using information that may include market conditions and other observable inputs that can require significant judgment. We have determined that our pricing for subscription term licenses and SaaS is highly variable and therefore allocates the transaction price to those performance obligations using the residual approach. Estimates of SSP could change over time based on changes in our pricing practices or other factors. The evaluation is made annually with any changes made prospectively by maximizing all observable inputs.

Revenue from our subscription term licenses is recognized when the software is delivered or made available to the customer. Subscription SaaS, support & maintenance revenue is recognized over the contract term as services are delivered. The changes in our pricing or the market conditions considered in determining SSP of our performance obligations between point-in-time license and over-time maintenance performance obligations could affect the timing and amount of revenue recognized.

Deferred Revenue and Sales Commissions

Deferred revenue consists of customer billings in advance of revenue being recognized. Amounts anticipated to be recognized within one year of the balance sheet date are recorded as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent in the consolidated balance sheets.

Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new revenue contracts and additional sales to existing customers are deferred and recorded in deferred commissions, current and noncurrent in the consolidated balance sheets. Deferred commissions are amortized consistent with the pattern of revenue recognition for each performance obligation for contracts for which the commissions paid were earned. Commissions paid for the ratable performance obligation in the initial acquisition of a contract are amortized over the estimated period of benefit.

We had total deferred commissions on our balance sheet of $10.0 million and $14.7 million as of December 31, 2019 and 2020, respectively. We amortized deferred commissions of $11.1 million and $13.4 million in our consolidated statement of operations for the years ended December 31, 2019 and 2020, respectively. If we changed the period in which we amortize deferred commissions it would have a significant impact to both our consolidated statement of operations and consolidated balance sheets.

Accounting for Income Taxes

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and tax attributes such as net operating losses and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or settled. The accounting standard for income taxes requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined by the accounting standard as a likelihood of more than 50%) that such assets will not be realized. A tax benefit from an uncertain income tax position may be recognized in the financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. We recognize interest and penalties related to unrecognized tax benefits within income tax benefit (expense) in the consolidated statements of operations.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of those future tax consequences. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of that available evidence, it is more likely than not the deferred tax assets will not be realized, we record a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following: 1) the nature, frequency and severity of current and cumulative financial reporting losses, 2) sources of future taxable income, 3) taxable income in prior carryback years, if carryback is permitted under the tax law and 4) tax planning strategies.

The calculation of our tax liabilities involves assessing uncertainties in the application of complex tax regulations in multiple tax jurisdictions. We may be periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews may include questions regarding the timing and amount of deductions and the allocation of income among the various tax jurisdictions that we operate within. In evaluating the exposure associated with various filing positions, we record estimated reserves when it is more-likely-than-not that an uncertain tax position will not be sustained upon examination by a taxing authority.

In assessing the tax benefit from an uncertain income tax position, the tax position that meets the more-likely-than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than a 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. In the past, we have estimated the value of certain intercompany transactions using a discounted cashflow approach. Significant assumptions used to estimate the fair market value include projected revenue growth and projected operating margins.

Stock-based Compensation

We account for the measurement and recognition of stock-based compensation expense in accordance with the provisions of ASC 718, Compensation-Stock Compensation, or ASC 718. ASC 718 requires compensation expense for all stock-based compensation awards made to employees, nonemployees and directors to be measured and recognized based on the grant date fair value of the awards. We recognize forfeitures as they occur.

Stock-based compensation expense for service-based awards is determined based on the grant-date fair value and is recognized on a straight-line basis over the requisite service period of the award, which is typically the vesting term of the award. Stock-based compensation expense for awards subject to performance conditions are determined based on the grant-date fair value and is recognized on a graded vesting basis over the term of the award once it is probable that the performance conditions will be met.

Stock Options

The fair value of each time-based option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The model requires certain subjective assumptions as inputs, including the following:

1.

Volatility: Since our common stock does not have a trading history, expected volatility is estimated based on the average of the historical volatilities of the common stock of publicly-traded entities in our peer group within our industry and with characteristics similar to us.

2.

Fair value of common stock: Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock. Our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting in which awards were approved.

As we continue to accumulate additional data related to our common stock, we may refine our estimates of expected volatility which could materially impact our future stock-based compensation expense.

Restricted Stock Units

The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. The fair value of RSUs that are subject to vesting is recognized as a compensation expense over the requisite service or performance period, using the accelerated attribution method, once the liquidity event-related vesting condition becomes probable of being achieved. Our RSUs vest upon the satisfaction of (i) either a performance-based vesting condition or a service-based vesting condition and a (ii) liquidity event-related vesting condition. The performance-based vesting condition is satisfied by our achievement of certain contracted annual recurring revenue targets. The service-based vesting condition is satisfied by the award holder providing services to us over a specific period. The liquidity event-related vesting condition is satisfied on the earlier of: (i) a Change in Control (as defined in the 2012 Plan) or (ii) this offering. All performance-based and time-based vesting conditions of our RSUs have been satisfied. Through                 , no stock-based compensation expense had been recognized for such RSUs because a qualifying liquidity event, as described above, was not probable. Upon consummation of this offering, we will record stock-based compensation expense based on the grant-date fair value of the RSUs. If this offering had been completed on                 , we would have recorded a cumulative stock-based compensation expense of $0.9 million for those RSUs for which the performance-based and service-based vesting conditions had been satisfied.

Common Stock Valuation

Given our common stock is not yet publicly traded, our board of directors establishes the fair value of the shares of common stock underlying our stock options. These estimates are based in part upon valuations provided by third-party valuation firms.

As there is no public market for our common stock, our board of directors exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of our common stock in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Guide. The factors considered by our board of directors in estimating the fair value of our common stock include the following:

•	contemporaneous valuations performed regularly by unrelated third-party specialists;

•	rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our historical operating and financial performance;

•	relevant precedent transactions involving our capital stock;

•

likelihood of achieving a liquidity event, such as the consummation of an initial public offering or the sale of our company given prevailing market conditions and the nature and history of our business;

•	forecasted exit prices assuming IPO event;

•	market multiples of comparable companies in our industry;

•	stage of development;

•	industry information such as market size and growth;

•	the lack of marketability of our securities because we are a private company; and

•	general macroeconomic conditions.

In valuing our common stock, our board of directors determines the value using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and subsequently applied to our financial results to estimate our enterprise value.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, including those regarding our future expected revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions impact our valuations at each valuation date and may have a material impact on the valuation of our common stock.

Prior to May 2020, the equity valuation was based on both the income and the market approach valuation methods and the Option Pricing Method, or OPM, was selected as the principal equity allocation method. Both these methods were consistent with prior valuations. For options granted starting after December 15, 2020, we have used a hybrid method to determine the fair value of our common stock. Under the hybrid method, multiple valuation approaches were used and then combined into a single probability weighted valuation. Our approaches included the use of initial public offering scenarios and a scenario assuming continued operations as a private entity.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock, warrants and preferred stock tranche option.

Following this offering, it will not be necessary to determine the fair value of our common stock, as the shares will be traded in the public market.

Based on the assumed initial public offering price per share of $                    , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of December 31, 2020 was $                     million, with $                     million related to vested stock options.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to our consolidated financial statements: “Summary of Significant Accounting Policies — Recent Accounting Pronouncements” appearing elsewhere in this prospectus.

JOBS Act Accounting Election

We are an emerging growth company pursuant to the provisions of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The JOBS Act also permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period until we are no longer an emerging growth company or until we choose to affirmatively and irrevocably opt out of the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies. See “Risk Factors — Risks Relating to Our Common Stock and This Offering — We are an ‘emerging growth company’ and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors”.

BUSINESS

Overview

Our vision is a world where you never log in again.

We help make the digital economy possible. ForgeRock supports billions of identities to help people simply and safely access the connected world — from shopping and banking to accessing company networks to get their work done. We make this possible through a unified and extensive identity platform to enable enterprises to provide exceptional digital user experiences without compromising security and privacy. This allows enterprises to deepen their relationships with customers and increase the productivity of their workforce and partners, while at the same time providing better security and regulatory compliance.

Digital identity is a massive and growing market and we believe we are well positioned to address this opportunity for the following reasons:

➢

We are a global identity leader. We estimate the global market opportunity for consumer, workforce, and IoT and services identity to be $71 billion. Digital identity has become a top priority for enterprises, and is viewed as a way to grow business and gain competitive advantage by enabling personalized, seamless, and secure omnichannel experiences. We are uniquely positioned to expand our share of this growing market by addressing emerging customer needs and by continuing to displace legacy, homegrown, and point identity solutions that cannot meet the functionality, performance, and scale that enterprises require.

➢

We are a next-generation cloud identity company. Our proprietary multi-tenant SaaS architecture with complete tenant isolation enables enterprise-grade data protection and performance. We maximize performance by not throttling or rate limiting individual customer environments, which can be critical for enterprises especially during large usage spikes such as Black Friday and Cyber Monday. Our platform is purpose-built for enterprises to create natural and frictionless identity experiences while providing capabilities to secure the enterprise in a Zero Trust environment. We are unique in the identity market due to the combination of: (1) our full suite platform that works for all kinds of identities, integrates with complex environments, and operates at high scale and performance; (2) the availability of our platform through multiple deployment options; and (3) our recognition as a market leader by premier industry analysts.

➢

We have a proven land-and expand business model. Our land-and-expand business model is centered on our ability to help our customers succeed and deliver on their value expectations. Our strong dollar-based net retention rate is further driven by our continuous investments in technology innovation and significant modular additions to our product portfolio. Once customers experience the benefits of our platform, they often expand their investments with ForgeRock in four different ways – through more identities, more use cases, more product modules, and more deployments. We have successfully sold our platform to a variety of C-suite level decision makers who are driving business transformation initiatives with increasing budgets year-over-year.

Enterprises Need Our Platform Now More Than Ever

Identity is foundational to the growth of enterprises in the era of digital transformation because it enables enterprises to create frictionless user experiences that are both simple and secure. Enterprises are under ever-increasing competitive pressure to deliver personalized and seamless omnichannel experiences and often compromise on experience or security to achieve these outcomes. This competitive pressure is driving enterprises to focus on identity as a key strategic initiative to provide differentiated experiences to increase loyalty with consumers and enhance productivity for employees. However, enterprises are saddled with complex, heterogeneous IT environments driven by the accumulation of a myriad of applications and infrastructures resulting from decentralization of IT, mergers and acquisitions, and decades of legacy systems. This often results in multiple identity repositories and complex integration challenges that can lead to disjointed and fragmented user experiences. Compounding this, the rapid growth in the number of digital identities across consumers, the workforce, and IoT and services, and the increasingly complex web of relationships between these identity types, present significant performance and scale challenges. In addition, enterprises are struggling to grapple with an ever-changing cyber threat landscape and increasing consumer fraud, which is forcing organizations to adopt an identity-centric Zero Trust security approach. Under this approach, enterprises must continuously authenticate identities connecting to its systems before and after granting initial access. Finally, increasing and evolving regulatory and compliance mandates continue to add pressure to global enterprises to satisfy these requirements.

We Purpose-Built our Platform to Relentlessly Serve the Modern Digital Identity Needs of Enterprises

We built a modern digital identity platform, the ForgeRock Identity Platform, with a differentiated SaaS architecture and identity object modeling approach that empowers enterprises to secure, manage, and govern the identities of everything—consumers, employees and partners, APIs, microservices, devices, and IoT. Our proprietary approach to customer tenant isolation in our multi-tenant SaaS environment is designed to enhance data security and sovereignty as well as improve performance. Our identity platform provides a full suite of identity management, access management, identity governance, and artificial intelligence, or AI, powered autonomous identity solutions. Our platform is deployable in a variety of configurations that can be combined, including self-managed environments, such as public and private cloud environments, and through ForgeRock Identity Cloud, our SaaS offering.

Our platform is purpose-built for the enterprise and provides mission-critical capabilities, including performance and scale, rich identity functionality, deployment flexibility, and extensive integration and interoperability. Our platform can handle large usage spikes as evidenced by our platform’s ability to support over 60,000 user-based access transactions per second per customer, or 216 million per hour. We enable enterprises to rapidly integrate and secure thousands of applications across types, deployments, and operating environments such as SaaS, mobile, microservices, web, and legacy, running in the public and private cloud, and on-premise. Together, these deep capabilities enable us to provide enterprises with a single view to manage all of their identities in one unified platform and position us as a leader in digital identity for the enterprise market.

Many of the World’s Leading Enterprises Rely on Our Platform, and We are Recognized as an Industry Leader

More than              organizations around the world leverage our platform to manage collectively over three billion identities. Our customer base includes many of the world’s leading enterprises that have very demanding consumer, workforce, and IoT and services needs, as well as enterprise-grade security requirements. Our customers include the                     ,                     ,                     ,                     ,                     , and                     . ForgeRock is the only vendor recognized as a leader by both Forrester and KuppingerCole in the CIAM market and by Gartner in the AM market.3 We believe the enterprise-grade scalability and performance of our platform, breadth of our platform capabilities, and our ability to deliver great user experiences and security makes us well-positioned to extend our leadership in the CIAM, AM, and IGA markets. Our platform is suited to enable enterprises to deliver both differentiated and frictionless experiences and security without a compromise between the two.

The Power of Our Platform, Combined with our Focus on the Enterprise, has Driven Expanding Customer Adoption and Rapid Growth

Our ability to serve enterprises’ mission-critical needs combined with our focus on customer success enables us to grow our customer base and significantly expand our relationships with customers over time. In 2020, approximately 45% of our customers purchased our platform for consumer (including IoT and services) and workforce use cases. More than 50% of our top 25 customers based on ARR as of December 31, 2020, purchased our platform for both consumer (including IoT and services) and workforce in their initial transaction;

(3)

The industry analyst firms mentioned published different evaluations using their own methodologies for each report. Five of the same identity providers were evaluated in each of three reports cited, and ForgeRock was the only provider named a ‘leader’ among those five in all three separate reports.

more than half of the remaining top 25 customers subsequently purchased an additional identity type. We believe we have significant opportunity for growth within our existing customer base.

Our business has experienced rapid growth. In 2019 and 2020, our total revenue was $104.5 million and $127.6 million, respectively, representing a year-over-year growth rate of 22%. In the same periods, we incurred net losses of $36.9 million and $41.8 million, respectively. In 2019 and 2020, our ARR was $106 million and $136 million, respectively, representing a year-over-year growth rate of 29%. We generate the majority of our revenue on a subscription basis, with 96% of our total revenue coming from subscriptions in 2020.

Our gross margin was 84% and 83% in 2019 and 2020, respectively. Our non-GAAP gross margin was 84% and 83% in 2019 and 2020, respectively.

Despite investing for growth, we have driven improved operating leverage, demonstrating the strength of our business model as we scale. Our operating loss as a percentage of revenue was (35)% and (25)% in 2019 and 2020, respectively. Our non-GAAP operating loss as a percentage of revenue was (32)% and (20)% in 2019 and 2020, respectively. We continue to invest in our growth to capture an attractive, large and growing market opportunity. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Non-GAAP Financial Measures” for additional information.

Industry Background

We believe identity is the foundation of business growth and expansion in the era of digital transformation and represents a ubiquitous security perimeter. Identity done well is a key enabler for enterprises to achieve higher customer satisfaction and loyalty and better employee productivity. Conversely, identity done poorly can severely inhibit enterprises’ growth through poor customer experiences, user productivity issues, and elevated security risks. We believe the following industry trends are accelerating the need for a modern and comprehensive digital identity platform:

Enterprises Must Digitally Transform to Remain Competitive and Identity is a Key Enabler

•

Enterprises Must Digitally Transform to Remain Competitive. In an increasingly competitive business environment, enterprises must digitally transform in order to provide customers with seamless product and service experiences and employees with access to critical tools and applications. In today’s on-demand economy, customers expect everything near-instantaneously and employees expect tools that enable them to work on any device from any location at any time. Further, digital transformation has resulted in an increasingly complex web of relationships between people, services, and things that enterprises can understand and leverage to deliver better experiences. Cloud computing has emerged as an essential element of digital transformation. The move to the cloud is driven by the demands of increasing digital channel presence, expansion of the remote workforce, and pressure for rapid application deployment on agile, flexible infrastructure.

•

Identity is Key to Providing Personalized and Frictionless Experiences. Leading enterprises must invest in the digital user experience in order to differentiate from their competitors, deepen their customer relationships, and win in their respective markets. Identity is the front door of an enterprise’s digital experience and essential to delivering simple and secure digital experiences. Without a frictionless identity experience, customers struggle to access products or services, and enterprises struggle to consistently recognize users across varying touchpoints. Consumers increasingly expect experiences that are personalized, seamless, and consistent across all the channels and devices that they use, and they expect these experiences to be fast and reliable. Accordingly, identity is a high priority for CEOs, CDOs, CMOs, CIOs, CISOs, and other business and technology leaders.

Enterprises are Challenged with the Rapid Proliferation of Identities to Manage

•	The Rapid Growth in the Number of Digital Identities Presents Additional Performance and Scale Challenges. The number of identities has increased over time as mobile device ownership has grown,

IoT endpoints have swelled, devices have become “smarter” and more connected, and APIs have become more pervasive. People have more devices in their personal lives and at work, resulting in an ever-expanding web of consumer and workforce identities. As the number of “smart” devices has grown, and the rise of 5G has led to increased connectivity, this has resulted in massive growth in the number of new device identities that must be managed. Further, as the number of identities grows, so does the need for enterprises to recognize and understand the relationships that exist between people, services, and things.

Cyber Threats are Increasing in Scale and Sophistication and Identity is a Key Attack Vector

•

Cyber Attackers are Launching Highly Sophisticated Attacks on an Unprecedented Scale and Most Attacks Involve Compromised Identity Credentials. Cyber attackers are employing advanced attacks that can be multi-staged and utilize a range of attack vectors. According to the Data Breach QuickView Report by Risk Based Security, the total number of records compromised in 2020 exceeded 37 billion, a 141% increase compared to 2019 and by far the most records exposed in a single year in Risk Based Security’s history of reporting. Cyber attackers are exploiting identities to gain access to sensitive systems and high-value personal and corporate data. According to the 2020 Verizon Data Breach Investigations Report, over 80% of hacking-related breaches utilized stolen or brute-forced identity credentials. Many large, well-known enterprises have been subject to cyber-attacks that exploited the identity vector, including Cisco, Equifax, General Electric, Microsoft, Twitter, and Yahoo!, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Consumers are also increasingly susceptible to fraud related to identity threats. Cyber criminals continue to find new ways to manipulate consumer behavior and to develop new mechanisms to commit fraud.

•

Enterprises Are Responding with a Zero Trust Security Model for their Consumers and Workforce. Attacks on enterprises, as well as an increasingly distributed workforce, have resulted in the acceleration of a Zero Trust security model. Identity is a crucial part of this new security model. With increased consumer fraud and identity theft, enterprises have to take action. The password has always been the weakest link of authentication and is also what attackers commonly target. Zero Trust, including passwordless authentication, is designed to secure access through continuous authentication and verification of users that reduces consumer fraud and identity theft.

Enterprises Must Comply with Growing and Continually Evolving Regulatory Requirements

•

Regulatory and Compliance Mandates are Accelerating. Compliance mandates for protecting sensitive user and account data are becoming increasingly complex and continually evolving, and IT organizations often struggle to satisfy both internal and external requirements. Protection of sensitive and personal data and user privacy are key focal points of regulation, such as the Sarbanes-Oxley Act, HIPAA, the CCPA, the GDPR, and the GLBA, and these types of regulations continue to proliferate globally. Recent data breaches are driving a new wave of regulations, which may feature stricter enforcement and higher penalties. In the United States in particular, state and local governments have expanded their focus on cybersecurity and data privacy, with as many as 30 states with comprehensive privacy bills in various stages as of April 2021.

•

Complying with Regulations Requires an Integrated Identity Solution. Complying with today’s regulatory environment around user and account data is cumbersome and requires robust technology. Organizations need their identity systems to have complete visibility over their organization’s entire architectures, as well as the identities that touch their platforms. Identity solutions must seamlessly recognize their organization’s internal and external user base, have modern controls to manage and govern access, and possess the ability to implement and manage a robust data privacy policy. Where applicable, these solutions must also comply with GDPR’s “right to be forgotten” policy for consumer data, along with other legal and regulatory requirements.

IT Environments are Becoming Increasingly Complex

•

Enterprises Need to Invest More in IT. Software is increasingly becoming the medium through which enterprises interact and transact with their customers, employees, and partners. Enterprises must invest in and be able to securely and effectively implement new technologies in order to digitally transform and provide personalized, omnichannel experiences. As a result, according to the Forrester Analytics Global Business Technographics® Security Survey 2019, 56% of enterprises expected that their IAM budget would grow by 5% or more in 2020.

•

Enterprise IT Environments are Becoming Increasingly Complex and Heterogeneous. Many of today’s enterprises are made up of a patchwork of systems. Within a global enterprise, there are typically hundreds or thousands of applications that are running in a variety of environments, including SaaS, public and private cloud, and on premise. In addition, there are often multiple legacy, homegrown, and point identity solutions running simultaneously. This complexity in infrastructure is further exacerbated by the proliferation of applications and devices tied to different identity stores that are attempting to access a growing number of applications, websites, and services.

Limitations of Other Identity Solutions

Existing homegrown, legacy, and point solutions struggle to meet the identity needs of today’s enterprises. Many homegrown and point solutions were designed to solve a limited identity use case and are difficult to secure, maintain, and scale and thus quickly become inadequate. Legacy identity solutions were initially developed 15-20 years ago, when IT environments were less complex and security and compliance challenges were far less demanding. All of these other solutions frequently fail to address modern identity requirements in today’s complex, heterogenous IT environments given various limitations:

Trade-off between user experience and security. Other solutions, especially legacy solutions, often require enterprises to compromise on user experiences in order to ensure security. Cumbersome identity processes and rigid rules engines introduce friction in the authentication process and result in frustrating digital experiences.

Lack of a unified platform. Enterprises that employ many different identity solutions independently need to integrate multiple systems. This patchwork of systems typically requires manual integration and makes it difficult to obtain an enterprise-wide view of identity and access from a single platform. This manual integration also often results in shadow identities—the creation of multiple identities for the same user, creating a fragmented and challenging experience for users.

Built for customers, employees, or devices, but not all three. Solutions designed for certain identity types typically do not easily adapt to other use cases.

Limited enterprise-grade performance and scale. Many other solutions were not designed for the performance and scale requirements of modern enterprises. These solutions struggle to handle large usage spikes that have millions of consumers connecting to their digital services.

Not designed to run in or support SaaS architectures for cloud or mobile. Legacy and homegrown solutions were designed before the widespread adoption of cloud computing and mobile devices in the enterprise. Many of these providers have struggled to adapt their software to run reliably at scale in the cloud.

Difficulty integrating into complex, heterogeneous environments. Many other solutions struggle to integrate with a variety of application types, such as modern microservices-based applications to legacy mainframes, and disparate operating environments and deployments, such as public cloud, private cloud, and on-premise data centers. They often fail to meet the enterprise need for interoperability as well as extensibility. Some existing solutions were designed only for the cloud, which makes serving enterprises with multi-environment deployments challenging.

Difficulty automating manual identity processes. Many legacy and point solutions struggle to intelligently automate manual governance processes such as requests, approvals, and provisioning for access. The existing rules-based approach and manual reviews requires significant human intervention, which is costly, error-prone, and significantly increases risk.

The ForgeRock Identity Platform

We provide a leading modern identity platform that enables enterprises to secure, manage, and govern the identities of everything—consumers, employees and partners, APIs, microservices, devices, and IoT. More than              organizations around the world leverage our platform to create seamless and secure digital experiences for collectively over three billion identities.

The ForgeRock Identity Platform includes a full suite of identity management, access management, identity governance, and AI-powered autonomous identity capabilities to serve the CIAM, AM, and IGA needs of enterprises. Our platform is deployable in a variety of configurations that can be combined, including self-managed environments such as public and private cloud environments, and through ForgeRock Identity Cloud.

We provide the ability to manage multiple identity types:

•

Consumer. Our platform enables enterprises to provide secure digital identity experiences for their consumers. User journeys built on our platform provide recognition and personalization across channels and devices, which we believe leads to better customer acquisition, loyalty, and retention while reducing friction and fraud.

•

Workforce. Our platform helps enterprises increase the productivity of their employees, partners, and contingent workers by automatically enabling access to appropriate systems during the worker lifecycle. Our platform also helps reduce enterprise risk by securing system access and governing that the provisioned access is appropriate.

•	IoT and Services. Our platform helps enterprises secure non-human identities, including IoT, machine identities, bots, APIs, and microservices.

We have an integrated set of comprehensive services to orchestrate and secure the user identity journeys across four fundamental areas:

•	Identity Management. Automates the identity lifecycle process, including initial set-up, provisioning, transfers, changes, privacy considerations, security protections, and departures.

•	Access Management. Provides simple and secure access management, using rich context and adaptive intelligence to make continuous access decisions.

•	Identity Governance. Manages and reduces risk from users having excessive or unnecessary access to applications, systems, devices, and data.

•	Autonomous Identity. Provides an enterprise-wide view of access, streamlines and automates governance processes, and reduces risk related to digital identities.

ForgeRock is the only vendor recognized as a leader by both Forrester and KuppingerCole in the CIAM market and by Gartner in the AM market.4

Why Leading Enterprises Choose ForgeRock

•

We enable enterprises to deliver exceptional user experiences without compromising security. We provide capabilities, such as passwordless and usernameless authentication that free users from the challenges and security risks associated with weak and forgotten credentials. Further, our Intelligent Access Trees enable our customers to quickly create flexible and tailored user identity journeys allowing for frictionless, seamless, and consistent omnichannel user experiences that also result in enhanced security.

•

We offer a full suite of capabilities that enable enterprises to secure, manage, and govern identities in a unified modern platform. Our platform includes a full suite of identity functionality across CIAM, AM, and IGA, and a differentiated identity object modeling approach that supports all identity types. Our unified platform is built to work with enterprises’ complex landscape of applications and infrastructure and fulfill their identity needs across four fundamental areas: identity management, access management, identity governance, and autonomous identity.

•

Our platform manages all identity types. Under our Identity of Everything philosophy, we built our platform for consumers, the workforce, and IoT and services. Further, our platform enables our customers to understand and set policies based on the relationships between different identities. For example, a parent and child relationship where the parent must authorize transactions on behalf of the child, or a connected car with different drivers in a household with various restrictions. While each identity has different requirements, our platform can unify the enterprise architecture and security design across multiple identity types.

•

For consumers, our platform enables enterprises to create personalized, simple, and secure identity journeys across multiple services and devices, regardless of where a consumer begins or continues their experience.

(4)

The industry analyst firms mentioned published different evaluations using their own methodologies for each report. Five of the same identity providers were evaluated in each of three reports cited, and ForgeRock was the only provider named a ‘leader’ among those five in all three separate reports.

•

For the workforce, our platform enables enterprises to increase the productivity of their workforce and partners by allowing users to login from anywhere, on any device, and quickly access necessary information with enterprise-grade security. Our platform provides foundational context designed to continuously ensure users are who they say they are as well as constantly fine tune user access based on signals and other gathered information.

•

For IoT and services, since there are no biometrics or passwords that devices can use, our platform is designed to close the IoT security gap by allowing enterprises to create trusted identities to secure authenticity and authorization of IoT devices and their transactions or data streams. Our platform is differentiated in its ability to define identity objects and their attributes, and relationships between them.

•

Our platform delivers enterprise-grade performance and scalability to serve mission-critical needs. Since our launch in 2010, our capabilities around performance and scale, rich identity functionality, deployment flexibility, and extensive integration and interoperability have been purpose-built to meet the specific requirements of global enterprises. Our platform can handle large usage spikes as evidenced by our platform’s ability to support over 60,000 user-based access transactions per second per customer, or 216 million per hour. As of December 31, 2020, we had four customers with 100 million or more licensed identities. Our ability to serve mission-critical needs in complex environments for large customers enables us to grow our base of large customers and expand within each of them.

•

Our differentiated SaaS architecture facilitates strong customer data protection and high performance. We enable our customers to choose how they want to deploy our software in their complex, heterogeneous environments—whether it be a self-managed deployment in their private or public cloud environments, our SaaS offering, or a combination of both.

•

Our proprietary tenant isolation approach is designed to enhance individual customers’ data security and sovereignty. We have improved upon a typical multi-tenant SaaS architecture by never commingling customer data with each other. In addition, our customers’ data resides only in locations that the customer chooses, which enables our customers to comply with data and privacy regulations, such as the GDPR in the European Union.

•

Our architecture does not limit performance of individual customers. Our architecture is designed to maximize performance by not throttling or rate limiting individual customer environments. We also protect against “noisy neighbor” issues so that load from one customer will not affect another customer’s performance.

•

Same codebase as our self-managed platform. Our SaaS offering leverages the same codebase as our self-managed offering, which enables us to create or modify functionality that can be released on both deployments, and enables our customers utilizing our self-managed deployment to add or migrate to our SaaS deployment more easily. We enable our customers to choose how they want to deploy our software in their complex, heterogeneous environments—whether it be a self-managed deployment in their private or public cloud environments, our SaaS offering, or a combination.

•

Designed to be deployable as SaaS or in public and private cloud environments using DevOps. Our platform utilizes Kubernetes and Docker containerization and is deployable with DevOps workflows, and has been certified to run in GCP, AWS, Azure, or can be run on a customer’s private cloud.

•

Extensive integrations enable our platform to be the single view of identity and provide powerful extensibility in complex and heterogeneous environments. Our platform has extensive integration capabilities that enable us to integrate with the myriad of applications and infrastructures that exist within our enterprise customers’ heterogeneous IT environments. Our integration capabilities include broad support for open identity standards, APIs, SDKs, and application server agents, and we have invested in turnkey integration connectors that rapidly connect to SaaS, web, mobile, and legacy applications. We also provide Identity Gateway, an identity-aware proxy and security gateway that can bridge identity to non-standard or legacy applications, as well as secure applications and APIs from unauthorized access. Further, we provide Identity Edge Controller and Microservices Security to integrate identity into IoT devices and microservices. We are also able to leverage our Trust Network, an ecosystem of over 90+ partners, to extend our rich native functionality with additional vertical-specific authentication, biometrics, digital identity proofing, and risk management capabilities.

•

Proven track record of innovation. We have consistently set the standard of innovation in the identity market, anticipating major market trends and introducing new capabilities to support them. We are a pioneer of the development of advanced capabilities such as Identity of Everything, to secure and manage any identity object and its attributes, and the relationships between them. In 2016, we introduced Continuous Security to enable an identity-centric Zero Trust security model. Also in 2016, we introduced consumer privacy and consent features understanding that privacy would emerge as a major concern for consumers. In 2018, we introduced Intelligent Access Trees, our rich, low-code user journey orchestration capability. Also, we released ForgeRock Identity Platform deployable on public cloud and multi-cloud environments with DevOps (including GCP, AWS, and Azure). In 2019, we launched ForgeRock Identity Governance, enabling enterprises to manage and reduce risk from users having excessive or unnecessary access to applications and systems. In 2020, we introduced our enterprise-grade SaaS offering, ForgeRock Identity Cloud, with our proprietary tenant isolation technology, which is designed to provide enhanced data security in multi-tenant cloud environments. Also, we also introduced support for the FIDO2 Webauthn passwordless standard that has now been widely adopted by the major web browsers. We also launched our AI-based Autonomous Identity solution that utilizes proprietary algorithms to help organizations streamline and automate error-prone, human-based identity processes. We intend to continue investing to extend our leadership in the CIAM, AM, and IGA markets by developing or acquiring new products and technologies.

•

Management team with deep identity domain expertise. Our management team’s collective experience and deep knowledge of the identity space allows us to maintain our position as an innovation leader. Our management team previously held leadership roles in identity at security and software companies, such as Oracle, Symantec (now Broadcom), and VeriSign. They are a driving force behind our vision, mission, culture, and focus on customer success. Our leadership enables us to continuously deliver products that enterprises need and want. They are also critical in building upon our culture which we believe is vital to our success.

Our Opportunity

We view global digital identity as a massive opportunity. We believe we are poised to continue to gain market share as a leader in this attractive and growing market due to our extensive enterprise-grade platform that can integrate with any application and operating environment.

According to Gartner, the Worldwide Identity Access Management market is estimated to reach $11.6 billion in 2021 (excluding privileged access management, which Gartner estimates at $1.9 billion). We view Gartner’s estimate as validation of the large near-term opportunity ahead of us. Within the near-term opportunity, we believe we are well-positioned to displace homegrown, legacy, and point solutions. We also believe we are well-positioned to address the enterprise fraud management market, which Forrester estimates to be $3.2 billion in 2020.

We see several attractive secular tailwinds driving the expansion of our global opportunity. Digitization and digital transformation are powering an explosion of addressable online identities globally. The need to protect identities is elevated in today’s cybersecurity threat environment. In addition, the adoption of Zero Trust security models, which are underpinned by identity, is accelerating. While our opportunity within self-managed identity is significant today, we believe the transition to delivering identity solutions via SaaS further expands our total opportunity.

We believe that identity is not only a functional tool to be used by IT, DevOps, and security professionals, but also a strategic initiative for global enterprises to meet the increasing need for personalized and omnichannel experiences. Thus, we have estimated our global addressable market opportunity to be $71 billion. Our opportunity includes Identity and Access Management, and Identity Governance and Administration solutions that are applied to consumer, workforce, and IoT and services identity types. We calculate the components of our opportunity as follows.

Consumer: We estimate that our market opportunity in Consumer identity is approximately $41 billion. We quantify this opportunity by multiplying eMarketer estimates of the number of smartphone users in 2021; by the global average number of total downloaded apps per smartphone in 2017 according to App Annie. We then apply our average price per consumer identity across our existing deployment options. Our price per identity is based on what our existing customers have purchased today.

Workforce: We estimate that our market opportunity in Workforce identity is approximately $27 billion. We quantify this opportunity by using a 2019 Forrester report estimate for the number of global information workers (defined as a person who uses a smartphone, PC, or tablet for work for at least one hour per day in a typical week) in 2018. We then apply our average price per workforce identity across our existing deployment options. Our price per identity is based on what our existing customers have purchased today.

IoT: We estimate that our global market opportunity in IoT identity is approximately $3 billion. We quantify this opportunity by using IDC’s estimate of total IoT devices in 2021 and then apply our average price per IoT identity based on our existing deployment option. Our price per identity is based on what our existing customers have purchased today.

Our Growth Strategy

•	Innovate and advance our platform.

•	Enhance SaaS. Add more products and functionality to accelerate our ForgeRock Identity Cloud platform, which we launched in 2020.

•	Enhance Governance. Continue to add functionality to our Governance offerings, which we launched in December 2019.

•	Enhance AI. Invest in AI capabilities to automate decision making and deepen the security of our platform.

•	Further build our Trust Network. Further develop and expand our Trust Network to help source and support relationships, provide technology, and enhance our go-to-market.

•	Acquire new customers.

•	Brand awareness and lead acceleration. Continue to invest in our brand and demand-generation to further expand our pipeline.

•	Partner and alliance leverage. Continue to capitalize on key strategic partnerships and alliances, such as our alliances with GSIs, such as Accenture, Deloitte, and PwC, to win new business.

•

Multiple entry points. The extensive breadth of our platform facilitates new customer acquisition by allowing customers to choose from: (1) numerous product modules across identity management, access management, identity governance, and autonomous identity, (2) identity types across consumer, workforce, and IoT and services, and (3) deployments across our self-managed and SaaS offerings.

•	New geographies. Enter new countries within our existing global regions.

•	New types of buyers. Address the needs of all identity constituents within the enterprise and expand adoption beyond the C-suite to developers and business unit leaders.

•	Expand into midmarket. Leverage the ease of deployment of our SaaS offering to accelerate traction in smaller enterprise and mid-market organizations.

•	Expand within our existing customer base.

•	More identities. Increase the utilization of our platform as our customers grow their identity footprint within existing use cases, as well as adding new use cases.

•	More identity types. Cross-sell additional identity types to our customers across consumer, workforce, and IoT and services.

•	More product modules. Cross-sell more product modules across identity management, access management, identity governance, and autonomous identity.

•	More SaaS. Leverage the flexibility of our platform to allow our customers to seamlessly add or transition to our SaaS offering.

•	Customer success. Maintain our focus on customer success to expand within our existing customer base.

Our Products

Our products and capabilities include the following:

Identity Management – Our Identity Management product fully automates the identity lifecycle process and includes the following capabilities:

•

Onboarding/Registration and Progressive Profiling. Our platform facilitates the initial establishment of a digital identity at the onboarding or registration stage, including by integrating into the HR workflow for employee onboarding or enabling the account registration and set-up process. After registration, our platform also helps enterprises to progressively gather profile information to minimize friction.

•

Identity Lifecycle and Relationship Management. As the lifecycle of the consumer or workforce progresses, changes in access are often necessary. Our platform enables enterprises to automate this process, eliminating error-prone manual intervention, and providing a consistent and efficient way to create, modify, and remove accounts while maintaining a high level of security. Furthermore, our platform can understand and traverse relationships between identities and apply policies to those relationships. To help explain the power of identity relationship management, consider an example of a parent/child relationship in a healthcare scenario: a parent will have access to the child’s records and the child’s identity will have a web of relationships to health care providers, medical records, and prescription services. Upon reaching adulthood, the identity platform can elegantly decouple parental access to all areas of medical connection by traversing relationships between identities, eliminating brittle and error-prone individual policies.

•

Identity Provisioning and Synchronization. Our platform centralizes and automates identity provisioning and deprovisioning processes (granting and revoking access) across systems and applications within an enterprise when users join, move, or leave the identity ecosystem. With our platform, continuous updates of identity changes are synced, mapped, and reconciled in real time.

•

User Self-Service. Our platform empowers users to easily remember their usernames, reset their passwords, and share discrete data over time, including by progressive profiling, without interrupting the user workflow, which helps enable a frictionless user experience and boosts business operational efficiency.

•

Personalization. Our platform saves and gathers information in order to provide personalized and tailored identity experiences based on user preferences, demographics, device types, risk profiles, and more.

•

Delegation. Our platform enables the ability to grant administrative access for specific privileges without providing full administrative access. For example, we can allow users with a help desk or support role to update another user’s information without allowing them to delete user accounts or system configurations.

•

Privacy and Consent Management. Our platform enables users to manage their own profile details, manage data sharing preferences, understand (and reject) terms and conditions, enjoy the right to be forgotten, and understand the devices connected to their account by providing a comprehensive, standards-based profile and privacy and consent management dashboard.

Access Management – Our Access Management product provides simple and secure access management using rich context and adaptive intelligence to make continuous access decisions and includes the following capabilities:

•

Passwordless, Usernameless, and Multi-factor Authentication. We provide standards-based, out-of-the box usernameless and passwordless authentication based on the FIDO2 WebAuthn standard with the added convenience of biometrics. We also provide several common multi-factor authentication methods to enable users to more securely authenticate with convenience and flexibility.

•	Single Sign-On (SSO). We enable seamless SSO experiences across different channels, including APIs and services, and across application types, from modern to legacy.

•

Contextual and Adaptive Risk-based Access. We provide an array of capabilities for helping support modern Zero Trust authorization architectures. We allow customers to combine identity and device information by leveraging the ability to capture user and device context during login and at every transaction level if needed and respond to contextual changes. During use, the context is recreated and compared to context during login, allowing customers to make access alterations such as automatic throttling, data redaction, or access denials dynamically.

•

Fine-grained Authorization. In addition to creating detailed policies for specific user groups, permissions, and environments, our policy engine can be used to protect custom and non-HTTP-based resources such as objects, data, and IoT components.

•

API and Microservices Security. Our platform secures API endpoints and microservices including ingress/egress control, throttling, and authentication with our identity-aware proxy gateways, Identity Gateway and Microservices Security.

•

Secure Impersonation and Data Sharing. Our platform allows users to provide access to data or accounts on behalf of others in a secure and auditable way without the need to share credentials or passwords.

Identity Governance – Our Identity Governance product manages and reduces risk to enterprises from users having excessive or unnecessary access to applications, systems, devices, and data and includes the following capabilities:

•

Access Requests. We allow users to request access to systems or applications through integration with help desk or service ticketing systems which can then be routed automatically according to business-defined identity workflows for approvals. Administrators can also use our platform to provide users with automated, policy-based access based on identity and role assignments.

•

Access Reviews and Certifications. We allow business line managers or other users with access rights validation to quickly grant, enforce, or revoke secure access to systems and applications according to established business policies and workflows, to increase workforce productivity.

•

Segregation of Duties. We provide a unified view of the entitlement landscape across the enterprise, minimizing risk of segregation of duties violations that could result in a security risk or possible internal fraud.

•

Role and Entitlement Management. Many enterprises have different and multiple environments for their applications and services. We enable a centralized and unified view of identities, roles, and entitlements so that they can be easily managed via an extensible model.

•

Policy Management. We allow enterprises to define, apply, and enforce compliance policies in a preventive and detective manner, preventing toxic access combinations and ensuring regulatory compliance. Administrators can also use our platform to define policies based on the relationships between different types of identities.

•

Identity Workflows. We enable enterprises to connect their business processes with identity events, such as identity synchronization and reconciliation, across identity infrastructures, allowing for appropriate reviews and administrative action, to reduce enterprise risk.

•	Reporting and Analytics. We provide out-of-the box reporting and ad hoc querying to enable enterprises to stay on top of their identity programs and compliance postures.

AI-powered Autonomous Identity – Our Autonomous Identity product provides an enterprise-wide view of access and streamlines and automates governance processes and reduces risk related to digital identities and includes the following capabilities:

•

Predictive Confidence Scores for Access. Using proprietary AI algorithms, our platform analyzes enterprise data to assign confidence scores for provisioned access, which highlights anomalies that should be further actioned.

•

Overprovisioned Access Detection and Access Revocation Recommendations. Our platform displays enterprise entitlements graphically on a user interface console to help easily detect over-provisioned access that could pose a security risk and identify high-risk access entitlement assignments that are candidates for access revocation.

•	Outlier Detection. Our platform flags any provisioned access for remedial action that is an outlier to predicted normal patterns.

•

Identity Automation Recommendations. Our platform reduces the burden on managers who otherwise must manually approve new entitlements by automatically approving high confidence, low-risk access requests and automating the re-certification of entitlements.

•

Role Mining and Recommendations. Our platform is designed to enable intelligent role mining by identifying redundant roles and making recommendations to reduce the number of roles in the enterprise, which can significantly improve an enterprise’s ongoing security posture.

•

Joiner, Mover, Leaver Access Automation. Our platform provides users with the access to applications they need to be rapidly productive during the worker lifecycle without manual review and fulfillment.

•	Automated Approvals and Certifications. Our platform can automate approvals and ensure that IAM and IGA systems are compliant for regulatory standards and audits by tracking assigned entitlements.

Our Technology

Our differentiated architecture and design unify Identity Management, Access Management and Governance in one end-to-end platform. It also leverages the same underlying architecture across all identity types and use cases, enabling rapid development and innovation. The technical differentiators of our platform include:

•

Intelligent Access Trees. Our platform includes Intelligent Access Trees, which leverage a visual designer with a drag-and-drop interface that allows enterprises to easily orchestrate, personalize, and secure user journeys to deliver meaningful user experiences without compromising security. These journeys can incorporate real-time digital signals such as device, contextual, behavioral, analytics, and risk-based factors to provide more personalized experiences that incorporate user-choice, omni-channel user recognition and better security.

•

“Identity of Everything.” While traditional IAM struggles to manage non-human identities, our flexible data model can define any kind of identity object and its attributes, which provides enterprises the flexibility of managing multiple identity types, including non-human identities.

•

Open Platform. Our platform was built to integrate with complex enterprise environments, which consist of heterogeneous cloud and data center environments, myriad on-premise and SaaS applications, corporate- and personally-owned devices, and emerging IoT services. Enterprises need cohesiveness across their IT environments and we make this possible through our technology stack:

•

Identity Gateway. Our Identity Gateway is a lightweight, flexible, and high-performance proxy that can provide identity services and security to web or application traffic. Acting as a bridge between legacy and modern web applications and identity management platforms, it enables the transition of identity integration of the application from legacy to modern.

•

SDKs. Our SDKs allow developers to quickly integrate identity to web or mobile applications without needing to understand the inner-workings of identity. Leveraging our Intelligent Access Trees, the SDKs step through each stage of a user journey via callbacks empowering developers to build applications that can handle changes in journeys in real time without the need to redeploy the application. They have the option to collect device profile information and automatically generate device fingerprints into the user’s profile.

•

Microservices Security. Our lightweight, high performance sidecar proxy can be deployed directly into the namespace of microservices to provide east-west service-to-service security while integrating identity into the services.

•	Policy Agents. Our policy agents are designed to plug directly into application servers to ease integration of identity into legacy applications, protecting them from unauthorized access.

•	Identity Edge Controller. We provide a device-embeddable controller that can bring identity security to the edge of where code runs, including physical things.

•	ICF Connectors. We leverage the standards-based Identity Connector Framework (ICF) to connect to multiple systems and applications by provisioning and synchronizing identities between them.

•	APIs. Our platform is REST API enabled, which provides enterprises with the flexibility to integrate deeply.

•	Extensibility. We provide extensive hook points in the platform that enable enterprises to extend core functionality with plug-ins and scripting to meet virtually any business need.

•

Open Standards. We provide support for major identity standards such as OAuth2, SAML, OIDC, and SCIM, and we embrace new open standards such as delivering an early integration with FIDO2 WebAuthn passwordless authentication standards or the UMA protocol.

•	Scale and Performance. Our platform is used to manage billions of identities globally. This is made possible by some key design principles:

•

High Availability. Our applications including our next-generation directory services provide the ability to deploy in highly-available configurations that provide resiliency against unforeseen events as well as the ability to perform maintenance with no downtime.

•

Stateless and Stateful Session Management. Our highly flexible session management enables both stateless and stateful sessions. Stateless session management allows for highly distributed elastic deployments with nearly unlimited horizontal scalability. Stateful session management enables complex, multi-site failover environments to always be highly available to end-users.

•	Horizontally Scalable. Our platform allows deployments to be horizontally scaled to meet the most demanding performance requirements.

•

SaaS Architecture. Our proprietary SaaS architecture has been purpose-built to solve real world enterprise problems, recognizing that most enterprises have complex IT environments and need a IAM solution that fits their environments.

•

Multi-tenant SaaS with Complete Tenant Isolation. Our proprietary SaaS architecture provides multi-tenant service with complete tenant isolation. Because each customer tenant in our Cloud is isolated, they are insulated from performance concerns arising from other customer usage. Furthermore, being isolated means a customer’s data is not co-mingled with any others.

•

One Platform, Any Cloud. ForgeRock utilizes one core platform for all deployment scenarios, SaaS and self-managed. This enables enterprises to meet their IT requirements with the same technology and enables an easier transition from on-premise to cloud for their applications and workloads.

•

Extreme Flexibility. The ForgeRock Identity Cloud treats both cloud and on-premise applications the same way. It can even co-exist with other legacy IAM solutions running on premise. Enterprises can also quickly augment legacy systems with new capabilities such as Intelligent Access Trees and multi-factor authentication while planning and executing on their cloud migration strategy.

•

Continuous Integration/Continuous Delivery Compatible. Identity is a critical enterprise technology and needs protection from user mistakes, such as accidentally deleting a critical configuration or set of identities. The ForgeRock Identity Cloud provides development, staging, and production environments, and both staging and production environments are immutable, so that changes are promoted from one environment to the next, protecting enterprises from unexpected changes or mistakes.

•

Proprietary AI Technology. Our proprietary AI technology deploys using a microservices architecture that scales linearly as the load increases. It is capable of quickly processing millions of access points and allows enterprises to configure the machine learning process and prune less productive rules. Enterprises can run analyses, predictions, and recommendations frequently to improve the machine learning process. Our Analytics Engine provides transparent and explainable results that lets enterprises get insight into why end-users have the access they have or what access they should have.

Our Customers

Our customer base includes many of the world’s leading brands and includes direct and indirect customers, of which direct customers are those we contract with directly (whether sourced by us or through a partner or reseller), and indirect customers include customers that receive the benefit of using components of our software by contracting with certain third parties such as resellers, system integrators, managed service providers, or other channel partners, as well as with original equipment manufacturers, or OEMs. There are no additional fees associated with indirect customers. As of                 , we had over              customers, including over              direct customers and over              indirect customers, of which              were indirect customers through OEMs. For 2019 and 2020, we generated 63% and 68%, respectively, of our revenue from our direct customers and 37% and 32%, respectively, of our revenue from our indirect customers, of which 3% and 2%, respectively, of our revenue was attributable to indirect customers through OEMs.

As of December 31, 2019 and 2020, and             , we had 277, 327, and              large customers with $100,000 of ARR or greater, respectively, representing 82%, 87%, and             % of our total ARR as of such dates. No single customer accounted for more than 3% of our total ARR or 5% of our total revenue in 2019, 2020, or             .

Our customers are based in more than 50 countries and across a diverse set of industries.

Marketing, Sales and Partners

Marketing

Our marketing organization is focused on building our brand reputation, increasing awareness of our platform, and driving customer demand. As part of these efforts, we execute on content marketing, search engine optimization and awareness ads, social media, press and news coverage, industry analyst recognition, and customer success stories, among other initiatives. We also continuously strengthen our position as a thought leader in our industry by participating in speaking engagements where we provide expert advice, updates on the state of the digital identity industry, and educate the public about the importance of digital identity and our platform.

Sales

We sell our platform through our direct sales organization, which is composed of our major account executives, solution engineers, sales development representatives, customer success managers, and partner representatives. Our direct sales teams are located in geographic regions near our customers and prospective customers, such as North and South America (Americas), EMEA and APAC. This enables our direct sales teams to effectively target enterprises in these regions, engage in timely dialogue with them to assess and provide solutions for their digital identity needs, close the sale, implement our platform, and support their ongoing needs with our dedicated customer success managers. Our ongoing support and dialogue with our customers fosters a “land-and-expand” business model where customers typically purchase one identity type initially and expand by adding more identities, use cases, product modules, and deployments.

Partners

Our strong network of strategic global channel partners source and influence opportunities for us, providing leverage and execution capabilities across the globe. These strategic global channel partnerships not only provide us with a significant source of lead generation but also a global network of certified and trained implementation professionals. Our alliances, including global strategic consulting firms and GSIs, such as Accenture, Deloitte, and PwC, often promote our platform as part of large-scale digital transformation projects they drive by identifying opportunities in which our platform can help accelerate business initiatives and improve user experience. We also partner with leading regional consulting firms and implementation partners. These highly skilled regional partners not only provide subject-matter expertise in the implementation of specific use cases, but they also act as an extension of our direct sales force by identifying and referring opportunities to us. In 2020, 44% of our new ARR was sourced through leads originated from these partners.

We also acquire customers through OEM partners or customers who utilize components of our platform to deliver services and strategic alliance partners such as Google Cloud, where ForgeRock is a premier partner for digital identity. Our partners help source and support relationships with new and existing customers, as well as provide technology and go-to-market benefits.

We foster an ecosystem of more than 90 Trust Network partners that enhance the value of our platform to enterprise customers by providing complementary technologies in categories such as strong authentication, risk and fraud management, behavioral biometrics, and identity proofing and enrichment. These technologies seamlessly plug into our platform through our Intelligent Access Trees. Examples of our Trust Network partners include                     .

Research and Development

Continued investment in research and development is critical to our business. We believe our research and development efforts are imperative to maintaining and extending our competitive advantage. Our research and development efforts are focused primarily on building industry leading solutions, addressing all primary use cases, enhancing deployment flexibility and providing seamless integration across cloud and on-premise applications. We regularly release updates to our platform which incorporate new features and enhancements to existing ones.

We have invested considerable time and resources into building a world-class research and development organization that continually enhances our broad, market-leading platform. Our research and development employees are primarily located in the United States, the United Kingdom, and France. We continue to invest in our platform to maintain and extend our market leadership.

Competition

The IAM market in which we operate is characterized by intense competition, constant change, and innovation. We face competition from (1) legacy providers such as CA Technologies, IBM and Oracle, (2) cloud-only providers such as Okta, (3) companies that provide only a subset of functionality across identity, access and governance such as Okta, Ping and SailPoint, and (4) homegrown solutions that are designed to solve a limited identity use case and are difficult to secure, maintain and scale, and quickly become obsolete. Microsoft and other companies that offer a broad array of IT solutions also compete in our market.

We believe the principal competitive factors in our market are:

•	enterprise-grade scalability and performance;

•	breadth of use cases supported by a single platform or solution;

•	ability to serve the most complex and largest identity environments;

•	single view of all identities in one unified platform;

•	reliability and effectiveness in maintaining secure identity management;

•	ability to deploy in a variety of environments;

•	ability of customers to use a platform or solution to achieve and maintain compliance with compliance standards and audit requirements;

•	ease of integration with an organization’s existing IT infrastructure and security investments;

•	capability for customization and configurability;

•	speed at which a platform can be deployed;

•	ease of use;

•	customer experience;

•	total cost of ownership;

•	strength of sales and marketing efforts, including partner relationships;

•	global reach and customer base;

•	brand awareness and reputation;

•	innovation and thought leadership; and

•	quality of professional services and customer support.

We believe we compete favorably on these factors. However, some of our current and potential future competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, larger market share, larger existing user bases and greater financial, technical, and other resources.

Intellectual Property

Our success depends in part on our ability to obtain, maintain, protect, defend, and enforce our intellectual property. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States and certain other jurisdictions, as well as contractual restrictions, to protect our intellectual property rights. We also license certain software and other intellectual property from third parties for integration into our product solutions, including open source software and other software available on commercially reasonable terms.

As of December 31, 2020, we owned one issued U.S. patent and ten pending U.S. patent applications relating to certain aspects of our technology. Our issued U.S. patent is expected to expire in 2039, assuming payment of all appropriate maintenance, renewal, annuity or other fees, and without taking into account any possible patent term adjustments or extensions. We cannot assure you that any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Our existing patent and any patents that are issued in the future may be contested, circumvented, found unenforceable, narrowed in scope or invalidated, and we may not be able to prevent third parties from infringing, misappropriating or otherwise violating them or any of our other intellectual property rights. Furthermore, our competitors or other third-parties may also claim that our technology infringes, misappropriates or otherwise violates their intellectual property rights. With regard to our brand, we have registered “ForgeRock” as a trademark in the United States, the European Union, Norway, and China. We have significant international operations and intend to continue to expand these operations, and effective patent, copyright, trademark, trade secret, and other intellectual property protection may not be available or may be limited in foreign countries.

We control access to, and use of, our solutions and other confidential and proprietary information through the use of internal and external controls, including contractual protections with employees, contractors, customers, partners, and other third parties. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses, contractual provisions, and confidentiality and invention assignment agreements, unauthorized parties may still copy or otherwise obtain and use our software, technology, trade secrets, or proprietary or confidential information, and such risks may increase as we attempt to expand into jurisdictions where such rights are less easily enforced, or are more subject to reverse engineering or misappropriation due to local legal requirements. For more information, see the section titled “Risk Factors–Risks Related to Our Intellectual Property.”

Government Regulation

We are subject to various federal, state, local, and foreign laws and regulations, including those relating to data privacy, protection and security, intellectual property, employment and labor, workplace safety, consumer protection, anti-bribery, import and export controls, immigration, federal securities, and tax. In addition, we are subject to various laws and regulations relating to the formation, administration, and performance of contracts with our customers in heavily regulated industries and the public sector, which affect how we and our partners do business with such customers. Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on how we operate our business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our platform, offerings or business practices, and may significantly increase our compliance costs and otherwise adversely affect our business, financial condition, and results of operations. As our business expands to include additional platform functionalities and offerings, and our operations continue to expand internationally, our compliance requirements and costs may increase, and we may be subject to increased regulatory scrutiny.

See the section titled “Risk Factors–Risks Related to Our Legal and Regulatory Environment” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Data Privacy and Cybersecurity

Many jurisdictions have enacted or are considering enacting or revising privacy, data protection or information security legislation, including laws, rules and regulations applying to the collection, use, storage, transfer, disclosure, or other processing of personal data, including for purposes of marketing and other communications.

For example, in June 2018, California enacted the CCPA, which took effect on January 1, 2020 and established a new privacy framework for covered businesses such as ours. The CCPA broadly defines personal information and gave California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of personal information. In November 2020, California voters passed the California Privacy Rights Act of 2020, or CPRA. Effective in most material respects starting on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. Other state legislatures are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business, and many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches, and the protection of sensitive and personal information.

Internationally, many jurisdictions have established their own legal frameworks governing privacy, data protection, and information security with which we may need to comply. For example, the EU has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs. The GDPR requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects about how their personal data is to be used, imposes limitations on retention of information, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. Additionally, many jurisdictions outside the United States and EEA in which we have operations or for which such jurisdictions’ laws or regulations may apply to us or our operations, including Canada, Australia, the United Kingdom, New Zealand, and Singapore, maintain laws and regulations relating to privacy, data protection, and information security that provide for extensive obligations in connection with the use, collection, protection, and processing of personal data. Many of these legal regimes provide for substantial fines, penalties, or other consequences for noncompliance. We may be required to implement new measures or policies, or change our existing policies and measures or the features of our platform, in an effort to comply with U.S. and international laws, rules, and regulations relating to privacy, data protection and information security, which may require us to expend substantial financial and other resources and which may otherwise be difficult to undertake.

Although we are working to comply with applicable federal, state, and foreign laws, rules and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, rules, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our platform.

Any failure or perceived failure by us to comply with federal, state or foreign laws, rules or regulations, industry standards, our internal or external privacy policies, contractual or other legal obligations relating to privacy, data protection or information security, or any actual, perceived or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in enforcement actions and prosecutions, private litigation, significant fines, penalties and censure, claims for damages by customers and other affected individuals, regulatory inquiries and investigations or adverse publicity and could cause our customers to lose trust in us, any of which could have an adverse effect on our reputation and business. For more information, see “Risk Factors—Risks Related to Legal and Regulatory Environment—We are subject to stringent laws, rules and regulations regarding privacy, data protection and information security. Any actual or perceived failure by us to comply with such laws, rules and regulations, the privacy or security provisions of our privacy policy, our contracts or other legal or regulatory requirements could result in proceedings, actions or penalties against us and materially adversely affect our business.”

Our Culture and People

As of December 31, 2020, we had 680 full-time employees. We supplement our workforce with contractors and consultants.

We believe our culture and values are critical to our success. Part of our culture involves embedding inclusion and diversity by design in our processes, policies, and programs to increase the representation of people from backgrounds that have been historically under-represented in the technology industry. Our culture also involves embedding social responsibility into our workdays in order to make a positive impact on the environment and those around us. We encourage our employees to volunteer their time to support non-profit causes of their choice and provide them with paid time off to do so.

Our values guide our business, our product development, our practices, and our brand and they have delivered tangible financial and operational benefits for our customers, employees, and our stockholders. As our company continues to evolve and grow, these six values remain constant:

Facilities

Our corporate headquarters is in San Francisco, California, where we currently lease approximately 16,000 square feet under a lease agreement that expires in April 2022, with an option to renew. We also lease offices in France, Germany, Norway, Singapore, the United Kingdom, and other locations in the United States. We do not own any real property.

We believe that our facilities are suitable to meet our current needs. However, we intend to expand our facilities and add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material and adverse effect on our business, financial condition or results of operations. Future litigation may be necessary to defend ourselves, our partners and our customers, to determine the scope, enforceability, and validity of third-party intellectual property or proprietary rights or to establish and protect our intellectual property or proprietary rights. The results of any current or future litigation cannot be predicted with certainty and there can be no assurances that favorable outcomes will be obtained, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management attention and resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of December 31, 2020:

Name	Age	Position(s)

Executive Officers:

Francis Rosch	56	President, Chief Executive Officer and Director

John Fernandez	43	Chief Financial Officer and Executive Vice President of Global Operations

Peter Barker	48	Chief Product Officer and Executive Vice President

Pete Angstadt	49	Chief Revenue Officer

Sam Fleischmann	55	Chief Legal Officer

Non-Employee Directors:

David DeWalt	56	Director

Bruce Golden	61	Director

Paul Madera	64	Director

Arun Mathew	35	Director

Alex Ott	55	Director

Jeff Parks	39	Director

Maria Walker	55	Director

Warren Weiss	64	Director

Dave Welsh	53	Director

Employee Director:

Jonathan Scudder	43	Director

Executive Officers

Francis Rosch. Mr. Rosch has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2018. Prior to joining us, he served as Executive Vice President and General Manager of Consumer Digital Safety Segment at Symantec Corporation (now Broadcom), a security software company, from March 2014 to June 2018, as its Vice President of Trust Services and SSL from August 2011 to June 2014, and as Vice President of Authentication and Industry services from September 2011 to June 2014. Mr. Rosch also previously held a variety of senior leadership positions at VeriSign Inc., a security software company, from August 1998 to August 2010. Mr. Rosch holds a B.S. in Industrial Engineering from Lehigh University.

Mr. Rosch was selected to serve on our Board of Directors because of the perspective and experience he brings as our President and Chief Executive Officer.

Juan “John” Fernandez. Mr. Fernandez has served as our Chief Financial Officer and Executive Vice President of Global Operations since July 2013. From February 2008 to December 2012, Mr. Fernandez held various roles, including Senior Vice President of Finance and acting Chief Financial Officer at Deem, Inc., a computer software company, where he managed business operations, analytics, IT, and accounting. Mr. Fernandez holds a B.A. in Economics from Stanford University and an M.B.A. from the University of California, Berkeley – Walter A. Haas School of Business.

Peter Barker. Mr. Barker has served as our Chief Product Officer and Executive Vice President since January 2018. Prior to ForgeRock, Mr. Barker served as Senior Vice President and General Manager for Identity and Security Products at Oracle, a cloud technology firm, from September 2015 to November 2017. Prior to Oracle, Mr. Barker served as the Senior Vice President of Products at Good Technology, a software security company, focusing on mobile security. Mr. Barker holds a B.A. in Business Administration from Washington State University.

Pete Angstadt. Mr. Angstadt has served as our Chief Revenue Officer since December 2018. Prior to ForgeRock, Mr. Angstadt served as Group Vice President of Cloud Security and Management at Oracle, a cloud technology firm, from January 2017 to December 2018. Also at Oracle, Mr. Angstadt served as Group Vice President of Security Sales for North America from January 2016 to December 2018. Mr. Angstadt holds a B.B.A in Accounting from James Madison University.

Samuel Fleischmann. Mr. Fleischmann has served as our Chief Legal Officer since December 2018. Prior to ForgeRock, Mr. Fleischmann served as Vice President and General Counsel at C3 IoT, an enterprise artificial intelligence software provider, from November 2016 to June 2017. Prior to C3 IoT, Mr. Fleischmann served as Vice President and General Counsel at AliphCom (dba Jawbone), a consumer technology and wearable device company, from April 2014 to October 2016. Prior to AliphCom, from November 2003 to November 2013, Mr. Fleischmann served in various legal roles at Salesforce.com, Inc., a cloud-based customer relationship management company, most recently as Senior Vice President and Corporate General Counsel. Mr. Fleischmann holds a B.A in Political Science from the University of California, Berkeley and a J.D. from the University of San Francisco School of Law.

Non-Employee Directors

David DeWalt. Mr. DeWalt has served as a member of our Board of Directors since December 2016. Mr. DeWalt has been serving as Managing Director at NightDragon, LLC, a venture capital firm he co-founded, since June 2017, and as Managing Director of AllegisCyber Capital, a venture capital firm, since November 2017. Mr. DeWalt has also been serving as Executive Chairman of Momentum Cybersecurity Group, LLC, a cybersecurity advisory group that he co-founded, since January 2018. Prior to that, Mr. DeWalt most recently served as the Executive Chairman of FireEye, Inc., a global network cyber security company. He served as FireEye’s Chief Executive Officer from November 2012 to June 2016 and Chairman of the Board from June 2012 to January 2017. Mr. DeWalt was President and Chief Executive Officer of McAfee, Inc., a security technology company, from 2007 until 2011 when McAfee, Inc. was acquired by Intel Corporation. From 2003 to 2007, Mr. DeWalt held executive positions with EMC Corporation, a provider of information infrastructure technology and solutions, including serving as Executive Vice President and President-Customer Operations and Content Management Software. Mr. DeWalt also serves as a director of Delta Air Lines, Inc., an airline company, NightDragon Acquisition Corp., a special purpose acquisition company, and Five9, Inc., a cloud contact software company. Mr. DeWalt holds a B.S. in Computer Science and an honorary Ph.D. in Computer and Information Sciences and Support Services from the University of Delaware.

Mr. DeWalt was selected to serve on our Board of Directors because of his extensive experience in the information technology security industry and strategic and operational experience as a former executive.

Bruce Golden. Mr. Golden has served as a member of our Board of Directors since February 2012 and as Chairman of our Board since November 2017. Mr. Golden joined Accel Partners, a venture capital firm, in September 1997, where he currently serves as a Partner focusing on enterprise software, infrastructure and consumer companies. Mr. Golden previously served as a director of Qlik Technologies, Inc., an end-to-end business analytics platform. Mr. Golden holds a B.A. in Political Science from Columbia University and an M.B.A. from the Stanford Graduate School of Business.

Mr. Golden was selected to serve on our Board of Directors because of his extensive experience as a venture capital investor, his extensive experience as a director of privately-held and public companies and his knowledge of technology companies.

Paul Madera. Mr. Madera has served as a member of our Board of Directors since June 2014. Mr. Madera has been serving as a Managing Director at Meritech Capital Partners LP, a venture capital firm he co-founded, since 1999. Prior to Meritech, Mr. Madera served as a Managing Director of Private Equity at Montgomery Securities, an investment bank, from 1994 to 1999. Mr. Madera holds a B.S. in Political Science from the United States Air Force Academy and an M.B.A. from the Stanford Graduate School of Business.

Mr. Madera was selected to serve on our Board of Directors because of his extensive experience in finance and expertise in enterprise software companies.

Arun Mathew. Mr. Mathew has served as a member of our Board of Directors since August 2017. Mr. Mathew has been serving as a Partner at Accel, a venture capital firm, since April 2009. Prior to Accel, Mr. Mathew served as an Associate at Insight Venture Partners, a venture capital firm, from June 2006 to April 2009. Mr. Mathew holds a B.S. in Economics and a B.A.S. in Operation and Information Management from the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business.

Mr. Mathew was selected to serve on our Board of Directors because of his extensive experience as a venture capital investor and his knowledge of technology companies.

Alexander Ott. Mr. Ott has served as a member of our Board of Directors since June 2012. Mr. Ott has been serving as a Managing Partner at Cross Continental Ventures, a venture capital firm he founded, since November 2002. From January 1999 to January 2003, Mr. Ott served as Vice President, General Manager of EMEA and Vice President, General Manager of Americas for Siebel CRM Systems, Inc., a customer relationship software company. Mr. Ott previously served as a director of Qlik Technologies, Inc., an end-to-end business analytics platform, from 2004 to 2016. Mr. Ott holds a B.A. in Business Management and Economics from University (BA) Mannheim.

Mr. Ott was selected to serve on our Board of Directors because of his extensive expertise as a venture capital investor and his expertise in enterprise software companies and board level participation across four continents.

Jeffrey Parks. Mr. Parks has served as a member of our Board of Directors since April 2020. Mr. Parks co-founded and served as a Managing Partner of Riverwood Capital Management LP, a private equity firm, since January 2008. Prior to co-founding Riverwood Capital, Mr. Parks served as an Investment Executive with KKR & Co. L.L.P., a private equity firm, from January 2005 to December 2007, as an Investment Professional in the Principal Opportunities Fund at Oaktree Capital Management, LP, an asset management firm, from August to December 2004, and as an Investment Banker at UBS Group AG, a global financial services company, from July 2002 to July 2004. Mr. Parks serves as a director of Nutanix, Inc., a cloud computing company. Mr. Parks holds dual B.A. degrees in Economics and Mathematics from Pomona College, where he currently serves on the Board of Trustees.

Mr. Parks was selected to serve on our Board of Directors because of his extensive corporate governance and management experience with technology companies, including as a director and private equity investor.

Jonathan Scudder. Mr. Scudder has served as a member of our Board of Directors since our founding in 2009. Mr. Scudder is one of our co-founders and has served as Vice President of our Identity Cloud since February 2019. From December 2011 to 2019, Mr. Scudder served as our Chief Architect and as Vice President, Operations from our founding in 2009 until 2011. Prior to co-founding ForgeRock, Mr. Scudder worked as a software engineer at several companies, and ran a consultancy providing Identity and Access Management professional services. Mr Scudder was engaged as an Identity Architect by Sun Microsystems, a hardware and information technology company, from 2007 to 2010. Mr. Scudder holds a B.S. in Computer Science from the University of Oslo, Norway.

Mr. Scudder was selected to serve on our Board of Directors because of his extensive experience as a co-founder of our company and expertise in identity, security and operations.

Maria Walker. Ms. Walker has served as a member of our Board of Directors since November 2019. Ms. Walker has served as Founding Partner and Chief Financial Officer of Patient Square Capital, LP, a health care investment firm, since August 2020. Ms. Walker has also served as the Chief Financial Officer for Montes Archimedes Acquisition Corp, a special purpose acquisition company, since October 2020. Ms. Walker co-founded, and served as Chief Executive Officer of, Recuerdo Therapeutics, Inc., a biotechnology company focused on the postponement of Alzheimer’s disease, from July 2008 to February 2020. From June 2008 to July 2018, Ms. Walker held various leadership roles at KPMG U.S., a public accounting firm, including as Audit Partner, Senior Director of KPMG’s Venture Capital Practice and a Global Lead Partner of Private Equity, and she led the San Francisco Bay Area Asset Management Practice. Ms. Walker holds a B.A. in Economics from the University of California, San Diego.

Ms. Walker was selected to serve on our Board of Directors because of her extensive financial and accounting experience.

Warren “Bunny” Weiss. Mr. Weiss has served as a member of our Board of Directors since March 2013. Mr. Weiss has served as Managing Partner of WestWave Capital LLC, a venture capital firm that he co-founded, since June 2017, and as General Partner of Foundation Capital LLC, a venture capital firm, since June 2002. Mr. Weiss holds a B.S. in Law Enforcement from Western Illinois University.

Mr. Weiss was selected to serve on our Board of Directors because of his experience as a venture capital investor and his corporate strategy and business development expertise.

Dave Welsh. Mr. Welsh has served as a member of our Board of Directors since August 2017. Mr. Welsh has served as Partner and Head of Tech Growth Equity within KKR & Co. Inc.’s Private Equity platform, where he serves on the TMT growth equity investment committee. Prior to joining KKR in October 2016, Mr. Welsh was a Partner with Adams Street Partners, LLC, a venture capital firm, from April 2008 to September 2016. From March 2007 to April 2008, Mr. Welsh served as Executive Vice President of Corporate Strategy and Business Development of McAfee, LLC. From June 2000 to March 2007, Mr. Welsh served as a General Partner of Partech, Inc., a venture capital firm. Mr. Welsh has served as a director of Five9, Inc., a cloud contact software company, since January 2011. Mr. Welsh holds a B.A. in Political Science from the University of California, Los Angeles and a J.D. from the University of California, Berkeley, School of Law.

Mr. Welsh was selected to serve on our Board of Directors because of his extensive experience as a growth equity investor, his enterprise security expertise and service on the boards of directors of numerous other companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eleven directors. Pursuant to our current restated certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	Mr. Scudder was elected as the designees nominated by holders of our common stock;

•	Messrs. Rosch, Ott, and DeWalt, and Ms. Walker were elected as the designees nominated by holders of our common stock and preferred stock;

•	Mr. Golden was elected as the designee nominated by holders of our Series A preferred stock;

•	Mr. Weiss was elected as the designee nominated by holders of our Series B preferred stock;

•	Mr. Madera was elected as the designee nominated by holders of our Series C preferred stock;

•	Messrs. Mathew and Welsh were elected as the designees nominated by holders of our Series D preferred stock; and

•	Mr. Parks was elected as the designee nominated by holders of our Series E preferred stock.

Our amended and restated voting agreement will terminate and the provisions of our current restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Classified Board of Directors

We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our amended and restated certificate of incorporation will provide that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. DeWalt, Golden, Madera, Mathew, Ott, Weiss, and Welsh and Ms. Walker do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the                     . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of                     ,                     , and                     , with                      serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the                      and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the                     . In addition, our board of directors has determined that                      and                      are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end financial statements;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the                     .

Compensation Committee

Our compensation committee consists of                     ,                     , and                     , with                      serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve, and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the                     .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                     ,                     , and                     , with                      serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the                      and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate, and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                     .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Our employee directors, Messrs. Rosch and Scudder, did not receive any compensation for their services as directors for the year ended December 31, 2020. The compensation received by Mr. Rosch as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.”

The following table provides information regarding the compensation of our non-employee directors and Mr. Scudder for service as directors for the year ended December 31, 2020:

Name	Fees Earned or Pain in Cash($)		Stock Awards(1)(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation($)		All Other Compensation		Total ($)
David DeWalt	—		—	—	—		—		—
Bruce Golden	—		—	—	—		—		—
Paul Madera	—		—	—	—		—		—
Arun Mathew	—		—	—	—		—		—
Alex Ott	—		—	—	—		—		—
Jeff Parks	—		—	—	—		—		—
Jonathan Scudder(3)	219,917	(4)	—	—	45,664	(5)	589	(4)	266,170
Maria Walker	—		—	—	—		—		—
Warren Weiss	—		—	—	—		—		—
Dave Welsh	—		—	—	—		—		—

(1)

The amount reported represents the aggregate grant-date fair value of the stock options awarded to the director in 2020, calculated in accordance with ASU No. 2016-09 “Compensation—Stock Compensation (Topic 718),” or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the director.

(2)	The following table lists all outstanding equity awards held by non-employee directors and Mr. Scudder as of December 31, 2020:

Name	Grant Date	Number of Shares Underlying Unexercised Option Awards		Option Exercise Price	Option Expiration Date	Number of Shares Underlying Unvested Stock Awards
David DeWalt	12/31/2016	—		—	—	111,121	(a)
Bruce Golden	—	—		—	—	—
Paul Madera	—	—		—	—	—
Arun Mathew	—	—		—	—	—
Alex Ott	—	—		—	—	—
Jeff Parks
Jonathan Scudder	4/24/2019	30,000	(b)	3.72	4/23/2029
	6/4/2016					40,000	(c)
Maria Walker	11/15/2019	166,457	(d)	4.71	11/14/2029	—
Warren Weiss	—	—		—	—	—
Dave Welsh	—	—		—	—	—

(a)

A total of 555,505 shares of common stock were granted on December 31, 2016. The shares of our common stock underlying this restricted stock award vested as to 1/60th of the total shares on January 31, 2017, with 1/60th of the total shares vesting monthly thereafter, subject to Mr. DeWalt’s continued role as a service provider to us. 100% of the shares underlying such restricted stock award shall vest in full immediately upon the earlier of (i) the one (1) year anniversary of the closing of the first firm commitment underwritten public offering of the Company’s common stock pursuant to an effective registration statement on Form S-1 (or any successor form thereto) under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock, or (ii) a Change in Control (as defined in the 2012 Plan).

(b)

The shares of our common stock underlying this option vested as to 1/4th of the total shares on April 1, 2020, with 1/48th of the total shares vesting monthly thereafter, subject to Mr. Scudder’s continued role as a service provider to us.

(c)

The shares of our common stock underlying this performance restricted stock unit, or PSU, will vest upon the satisfaction of both a performance-based condition and a liquidity condition. The performance-based conditions were based on the Company achieving certain performance targets. The performance-based conditions have been satisfied in full as of January 27, 2021. The liquidity condition will be satisfied on the earlier of first to occur of a Change in Control (as defined in the 2012 Plan) or the effective date of the Company’s first registration statement on Form S-1 (or similar) following which the Company’s common stock becomes publicly traded; provided that such liquidity condition occurs prior to December 31, 2022.

(d)

The shares of our common stock underlying this option vest, subject to Ms. Walker’s continued role as a service provider to us, as to 1/48th of the total shares monthly beginning on December 14, 2019. 100% of the shares underlying such option grant shall vest immediately in full upon a Change in Control (as defined in the 2012 Plan).

(3)	Mr. Scudder did not receive any compensation for his service as a director. The amounts reflected in this table represent his compensation as an employee during 2020.
(4)	The dollar amount reported is presented after conversion from British Pounds to U.S. dollars at the conversion rate in effect as of December 31, 2020.
(5)	The dollar amount reported is presented after conversion from British Pounds to U.S. dollars at the conversion rate in effect as of April 30, 2021.

Outside Director Compensation Policy

From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We reimburse our directors for necessary and reasonable expenses associated with attending meetings of our board of directors or its committees. We do not currently have a compensation policy for our non-employee directors. Prior to the completion of this offering, we expect our board of directors will adopt and our stockholders will approve a new compensation policy for our non-employee directors that will be effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part. We expect this policy to be developed with input from our independent compensation consultant, Compensia, Inc., regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this director compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board of directors or committee meetings.

The director compensation policy includes a maximum annual limit of $                     of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any year. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash Compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services under the policy:

•	$ per year for service as a board member;

•	$ per year for service as chair of the board;

•	$ per year for service as a lead independent director;

•	$ per year for service as chair of the audit committee;

•	$ per year for service as a member of the audit committee;

•	$ per year for service as chair of the compensation committee;

•	$ per year for service as a member of the compensation committee;

•	$ per year for service as chair of the nominating and corporate governance committee; and

•	$ per year for service as a member of the nominating and corporate governance committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

Initial Award. Each person who first becomes a non-employee director after the date of the effectiveness of the registration statement of which this prospectus forms a part will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of RSUs, or the Initial Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) equal to $                     multiplied by the fraction obtained by dividing (i) the number of full months during the period beginning on the date the person first becomes a non-employee director and ending on the one-year anniversary of the date of the then-most recent annual meeting of our stockholders (or, if no annual meeting has occurred,                     ), or the Initial Award Vesting Period, by (ii) 12, rounded to the nearest whole share. The Initial Award will vest in equal installments quarterly over the remaining quarterly vesting dates occurring during the period beginning on the date that is three months following the date that the Initial Award is granted and ending on the last day of the vesting period, or, if earlier, on the day before the annual meeting of our stockholders that follows the grant date of the Initial Award, subject to the non-employee director continuing to provide services to us through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award. Each non-employee director automatically will receive, on the date of each annual meeting of our stockholders following the effective date of the policy, an annual award of RSUs, or an Annual Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) of $                    , rounded to the nearest whole share. 1/4th of each Annual Award will vest on each of the first four quarterly vesting dates occurring after the grant date of the Annual Award, except that the fourth quarterly vesting date of each Annual Award will occur no later than the day before the annual meeting of our stockholders that follows the grant date of the Annual Award, subject to the non-employee director’s continued service through the applicable vesting date.

Each non-employee director may elect to defer the delivery of the settlement of any Initial Award or Annual Award that would otherwise be delivered to such non-employee director on or following the date such award vests pursuant to the terms of a deferral election such non-employee director makes in accordance with the director compensation policy.

In the event of a “change in control” (as defined in our 2021 Plan), each non-employee director will fully vest in their outstanding company equity awards issued under the director compensation policy, including any Initial Award or Annual Award, immediately prior to the consummation of the change in control provided that the non-employee director continues to be a non-employee director through such date.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2020, were:

•	Francis Rosch, our President and Chief Executive Officer and member of our board of directors;

•	John Fernandez, our Chief Financial Officer and Executive Vice President of Global Operations; and

•	Pete Angstadt, our Chief Revenue Officer.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2020:

Name and Principal Position	Reporting Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(2)		Total ($)
Francis Rosch	2020	400,000	991,931	422,000	(3)	504		1,814,435
President and Chief Executive Officer
John Fernandez	2020	342,825	1,481,522	235,328	(4)	551,978	(6)	2,611,653
Chief Financial Officer and Executive Vice President of Global Operations
Pete Angstadt	2020	351,750	247,920	319,408	(5)	504		919,582
Chief Revenue Officer

(1)

The amounts reported represent the aggregate grant-date fair value of the stock options calculated in accordance with FASB ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to vesting conditions. The assumptions used in calculating the grant-date fair value of the stock options reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)	The amounts reported consist of payments on behalf of Messrs. Rosch, Fernandez, and Angstadt for basic life insurance and accidental death and dismemberment insurance.
(3)	Represents $422,000 that was earned in 2020 under our executive bonus plan paid out in 2021.
(4)	Represents $235,328 that was earned in 2020 under our executive bonus plan paid out in 2021.
(5)	Represents $319,408 that was earned in 2020 under our sales commission plan (including $55,371 that was paid out in 2021).
(6)

Consists of $551,474 paid in connection with a repurchase of shares by us from Mr. Fernandez in April 2020, which is the difference between the purchase price paid by us and the fair market value of the shares on the date of repurchase.

Outstanding Equity Awards at Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020:

	Option Awards									Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(2)	Option Expiration Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested (#)
Francis Rosch	5/19/2020	—		41,406	(3)			4.83	2/8/2030
President and Chief Executive Officer	5/19/2020	—		358,594	(3)			4.83	2/8/2030
	6/29/2018	55,554		55,554	(4)			3.60	6/28/2028
	6/29/2018	1,760,827		1,034,275	(4)			3.60	6/28/2028
John Fernandez	5/19/2020	—		62,213	(5)			4.83	2/8/2030
Chief Financial Officer	5/19/2020	—		67,787	(5)			4.83	2/8/2030
	7/25/2013	253,707	(6)	—				0.43	7/25/2023
	7/25/2013	112,978	(6)	—				0.43	7/25/2023
	10/7/2020	—		11,502	(7)			4.83	10/6/2030
	10/7/2020	—		288,498	(7)			4.83	10/6/2030
	5/15/2017	22,066		14,350	(8)			2.70	5/14/2027
	5/15/2017	72,329	(6)	—				2.70	5/14/2027
	12/30/2014	17,739	(6)	—				1.68	12/29/2024
	12/30/2014	2,482	(6)	—				1.68	12/29/2024
	2/1/2018	—		—				—	—	111,111	(9)	400,000
Pete Angstadt	5/19/2020	—		26,953	(5)			4.83	2/8/2030
Chief Revenue Officer	5/19/2020	—		73,047	(5)			4.83	2/8/2030
	12/22/2018	53,762		53,762	(10)			3.72	12/21/2028
	12/22/2018	119,226		119,227	(10)			3.72	12/21/2028
	12/22/2018					13,440	(11)
	12/22/2018					73,054	(11)

(1)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2012 Plan.
(2)	This column represents the fair market value of a share of our common stock as of the applicable grant date, as determined by our board of directors.
(3)

The shares of our common stock underlying this option vested as to 1/4th of the total shares on March 1, 2021, with 1/48th of the total shares vesting monthly thereafter, subject to the named executive officer’s continued role as a service provider to us. 100% of the shares underlying this option shall vest immediately in full on the date the Company consummates a “Change of Control” (as defined in such stock option agreement) at any time and within the period starting three months before a Change of Control and ending the twelve (12) months following a Change of Control (i) the named executive officer’s employment is terminated by the Company (or any parent or subsidiary or successor of the Company) for reasons other than “Cause” (as defined in such stock option agreement), (ii) the named executive officer’s employment is terminated due to death or Disability or (iii) the named executive officer resigns from such employment with the Company (or any parent or subsidiary or successor of the Company) for “Good Reason” (as defined in such stock option agreement), in each case subject to the named executive officer entering into and not revoking a release of claims agreement in favor of the Company.

(4)

The shares of our common stock underlying this option vested as to 1/4th of the total shares on June 29, 2019, with 1/48th of the total shares vesting monthly thereafter, subject to Mr. Rosch’s continued role as a service provider to us. 100% of the shares underlying this option shall vest immediately in full if the Company consummates a “Change of Control” (as defined in such stock option agreement) at any time and within the period starting three months before a Change of Control and ending the twelve (12) months following a Change of Control (i) the Optionee’s employment is terminated by the Company (or any parent or subsidiary or successor of the Company) for reasons other than “Cause” (as defined in such stock option agreement), (ii) the Optionee’s employment is terminated due to death or Disability or (iii) the Optionee resigns from such employment with the Company (or any parent or subsidiary or successor of the Company) for “Good Reason” (as defined in such stock option agreement), in each case subject to the named executive officer entering into and not revoking a release of claims agreement in favor of the Company.

(5)

The shares of our common stock underlying this option vested as to 1/4th of the total shares on March 1, 2021, with 1/48th of the total shares vesting monthly thereafter, subject to the named executive officer’s continued role as a service provider to us. 50% of the shares unvested as of such date underlying this option shall vest immediately in full on the date the Company consummates a “Change of

Control” (as defined in such stock option agreement) at any time and within the period ending the twelve (12) months following a Change of Control (i) the named executive officer’s employment is terminated by the Company (or any parent or subsidiary or successor of the Company) for reasons other than “Cause” (as defined in such stock option agreement), (ii) the named executive officer’s employment is terminated due to death or Disability or (iii) the named executive officer resigns from such employment with the Company (or any parent or subsidiary or successor of the Company) for “Good Reason” (as defined in such stock option agreement), in each case subject to the named executive officer entering into a full release of claims agreement in favor of the Company.

(6)	The shares of our common stock underlying this option are fully vested and immediately exercisable.
(7)

The shares of our common stock underlying this option vest, subject to Mr. Fernandez’s continued role as a service provider to us, as to 1/4th of the total shares on October 7, 2021 with 1/48th of the total shares vesting monthly thereafter. 50% of the shares unvested as of such date underlying this option shall vest immediately in full on the date the Company consummates a “Change of Control” (as defined in such stock option agreement) at any time and within the period ending the twelve (12) months following a Change of Control (i) the named executive officer’s employment is terminated by the Company (or any parent or subsidiary or successor of the Company) for reasons other than “Cause” (as defined in such stock option agreement), (ii) the named executive officer’s employment is terminated due to death or Disability or (iii) the named executive officer resigns from such employment with the Company (or any parent or subsidiary or successor of the Company) for “Good Reason” (as defined in such stock option agreement), in each case subject to the named executive officer entering into a full release of claims agreement in favor of the Company.

(8)

The shares of our common stock underlying this option vested as to 1/4th of the total shares on April 1, 2018, with 1/48th of the total shares vesting monthly thereafter, subject to Mr. Fernandez’s continued role as a service provider to us. 50% of the shares unvested as of such date underlying this option shall vest immediately in full if the Company consummates a “Change of Control” (as defined in such stock option agreement) at any time and within the period ending the twelve (12) months following a Change of Control (i) the named executive officer’s employment is terminated by the Company (or any parent or subsidiary or successor of the Company) for reasons other than “Cause” (as defined in such stock option agreement), (ii) the named executive officer’s employment is terminated due to death or Disability or (iii) the named executive officer resigns from such employment with the Company (or any parent or subsidiary or successor of the Company) for “Good Reason” (as defined in such stock option agreement), in each case subject to the named executive officer entering into a full release of claims agreement in favor of the Company.

(9)

The shares of our common stock underlying this restricted stock unit award shall fully vest upon the earlier of (i) a Change in Control (as defined in the 2012 Plan) or (ii) the effective date of the Company’s first registration statement on Form S-1 (or similar) following which the Company’s common stock becomes publicly traded, provided that such event occurs prior to January 31, 2025.

(10)

The shares of our common stock underlying this option vested as to 1/4th of the total shares on December 17, 2019, with 1/48th of the total shares vesting monthly thereafter, subject to Mr. Angstadt’s continued role as a service provider to us. 50% of the shares unvested as of such date underlying this option shall vest immediately in full on the date the Company consummates a “Change of Control” (as defined in such stock option agreement) at any time and within the period ending the twelve (12) months following a Change of Control (i) the named executive officer’s employment is terminated by the Company (or any parent or subsidiary or successor of the Company) for reasons other than “Cause” (as defined in such stock option agreement), (ii) the named executive officer’s employment is terminated due to death or Disability or (iii) the named executive officer resigns from such employment with the Company (or any parent or subsidiary or successor of the Company) for “Good Reason” (as defined in such stock option agreement), in each case subject to the named executive officer entering into a full release of claims agreement in favor of the Company.

(11)

The shares of our common stock underlying this performance stock option agreement vest, subject to Mr. Angstadt’s continued role as a service provider to us, upon the satisfaction of certain performance-based conditions, provided that such performance-based conditions occur prior to December 22, 2028. The performance-based conditions are based on the Company achieving certain performance targets. The performance-based conditions have been satisfied as to 50% as of July 23, 2020.

Narrative Disclosure to Summary Compensation Table

Executive Bonus Plan

Each of Mr. Rosch and Mr. Fernandez is eligible for an annual bonus under our executive bonus plan and has an established target bonus amount as set forth in the section titled “Employment Arrangements with Our Named Executive Officers.” In 2020, our board determined each eligible executive officer’s actual bonus based upon an assessment of achievement of total annual recurring revenue and individual performance goals.

Sales Compensation Plan

Mr. Angstadt is eligible to participate in our sales compensation plan and had an established target incentive amount as set forth in the section titled “Employment Arrangements with Our Named Executive Officers.” In 2020, Mr. Angstadt’s incentive amount was determined based upon annual recurring revenue, churn, and professional services goals.

Cloud Incentive Bonus

In 2020, Mr. Angstadt was eligible to participate in our Cloud Incentive Bonus program. In 2020, Mr. Angstadt’s performance goals, related to SaaS goals, were not achieved.

Employment Arrangements with Our Named Executive Officers

Francis Rosch

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Rosch, our President and Chief Executive Officer. The employment letter is not expected to have a specific term and will provide that Mr. Rosch is an at-will employee.

We entered into a letter agreement dated May 11, 2018, with Mr. Rosch. Under the letter agreement, Mr. Rosch’s employment has no specific term and Mr. Rosch is an at-will employee. Mr. Rosch’s current annual base salary is $                     and he is eligible for an annual target cash incentive payment equal to                     % of his base salary. If Mr. Rosch’s employment is terminated by us other than for cause (as defined in the letter agreement) and not within the period beginning three months prior to and ending 12 months after a change in control (as defined in the letter agreement), then Mr. Rosch will be entitled to receive, subject to his timely execution of a customary release of claims in favor of us, continuing payments of salary for nine months from the date of such termination and COBRA reimbursement for up to nine months. If Mr. Rosch’s employment is terminated by us other than for cause or by him for good reason (as defined in the letter agreement) within the period beginning three months prior to and ending 12 months after a change in control, then Mr. Rosch will be entitled to receive, subject to his timely execution of a customary release of claims in favor of us, continuing payments of salary for 12 months from the date of such termination, COBRA reimbursement for up to 12 months, a lump sum payment of his target annual bonus for the year of termination, and accelerated vesting of equity awards, with performance awards vesting at target.

John Fernandez

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Fernandez, our Chief Financial Officer and Executive Vice President of Global Operations. The employment letter is not expected to have a specific term and will provide that Mr. Fernandez is an at-will employee.

In June 2013, we entered into an employment agreement with Mr. Fernandez. Under the employment agreement, Mr. Fernandez’s employment has no specific term and Mr. Fernandez is an at-will employee. Mr. Fernandez’s current annual base salary is $             and he is eligible for an annual cash incentive payment. If Mr. Fernandez’s employment is terminated by us other than for cause or by him for good reason (as defined in the employment agreement) within the period beginning upon and ending 12 months after a change in control (as defined in the employment agreement), then Mr. Fernandez will be entitled to receive, subject to his timely execution of a customary release of claims in favor of us, the accelerated vesting of 50% of his then-outstanding stock option awards.

Pete Angstadt

Prior to the completion of this offering, we intend to enter into a confirmatory employment letter with Mr. Angstadt, our Chief Revenue Officer. The employment letter is not expected to have a specific term and will provide that Mr. Angstadt is an at-will employee.

We entered into a letter agreement dated May 11, 2018, with Mr. Angstadt. Under the letter agreement, Mr. Angstadt’s employment has no specific term and Mr. Angstadt is an at-will employee. Mr. Angstadt’s current annual base salary is $                     and he is eligible for an annual target cash incentive payment equal to                     % of his base salary. Mr. Angstadt is also eligible for variable compensation under our sales compensation plan, and in 2020 had a target cash payment of $351,750. If Mr. Angstadt’s employment is terminated by us other than for cause or by him for good reason (as defined in the letter agreement) within the period beginning upon and ending 12 months after a change in control (as defined in the letter agreement), then Mr. Angstadt will be entitled to receive, subject to his timely execution of a customary release of claims in favor of us, continuing payments of salary for three months from the date of such termination and pro-rated amount of his annual variable compensation.

Potential Payments upon Termination or Change in Control

Change of Control and Severance Policy

Our compensation committee adopted a Change of Control and Severance Policy, or the Policy, which is expected to become effective as of July 1, 2021. Prior to the completion of this offering, we intend to enter into participation agreements with each of our named executive officers under the Policy. Subject to their execution of the participation agreements, the Policy will supersede all severance and/or change of control provisions of any offer letter, employment agreement, or equity award agreement entered into between us and our named executive officers. The Policy has an initial term of three years and automatically renews for additional one-year terms, unless we provide notice of non-renewal at least 60 days prior to the date of the automatic renewal. Under the Policy, if we terminate a named executive officer’s employment other than for cause, death or disability or the named executive officer resigns for good reason, as such terms are defined in the Policy, during the period from three months prior to until 12 months following a change of control, as defined in the Policy, with such period being referred to as the change of control period, such named executive officer will be eligible to receive the following severance benefits, less applicable tax withholdings:

•	100% of the named executive officer’s then-outstanding and unvested time-based equity awards will become vested and exercisable;

•	a lump sum cash amount equal to 12 months (18 months for Mr. Rosch) of the named executive officer’s base salary; and

•	a lump sum cash amount equal to 100% of the named executive officer’s target annual bonus (150% for Mr. Rosch).

•

payment or reimbursement of continued health coverage for the named executive officer and the named executive officer’s dependents under COBRA for a period of up to 12 months (18 months for Mr. Rosch).

Further, under the Policy, outside of the change of control period, if we terminate a named executive officer’s employment other than for cause, death or disability (or, for Mr. Rosch, if he resigns for good reason), such named executive officer will be eligible to receive the following severance benefits, less applicable tax withholdings:

•	continued payments of base salary for six months (12 months for Mr. Rosch); and

•

payment or reimbursement of continued health coverage for the named executive officer and the named executive officer’s dependents under COBRA for a period of up to six months (12 months for Mr. Rosch).

To receive the severance benefits upon a qualifying termination, either in connection with or not in connection with a change of control, a named executive officer must sign and not revoke our standard separation agreement and release of claims within the timeframe set forth in the Policy.

If any of the payments provided for under the Policy or otherwise payable to a named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax under Section 4999 of the Internal Revenue Code, then the named executive officer will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer.

Employee Benefit and Stock Plans

Employee Incentive Compensation Plan

Prior to the completion of this offering, we expect our board of directors to adopt an Employee Incentive Compensation Plan, or Incentive Compensation Plan. Our Incentive Compensation Plan will allow our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Incentive Compensation Plan, our compensation committee, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under our Incentive Compensation Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation, attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, (viii) expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital, and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

We expect our compensation committee will administer our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan will have the authority to, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The compensation committee will reserve the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, as the compensation committee determines. Payment of awards will occur as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and our compensation committee will have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

2021 Equity Incentive Plan (2021 Plan)

Prior to the completion of this offering, we expect our board of directors to adopt, and our stockholders to approve, our 2021 Equity Incentive Plan, or 2021 Plan. We expect the 2021 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and any of our future subsidiary corporations’ employees and consultants.

Authorized Shares. A total of     % shares of our common stock are reserved for issuance pursuant to our 2021 Plan. In addition, the shares reserved for issuance under our 2021 Plan will also include a number of shares of our common stock equal to the number of shares of common stock subject to awards granted under our 2012 Equity Incentive Plan that, on or after the termination of the 2012 Equity Incentive Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to this sentence is                      shares). The number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each year beginning with 2022, equal to the lesser of:

•	shares;

•	5% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan will not be returned to the 2021 Plan except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased by or forfeited to us, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. The compensation committee of our board of directors will initially administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2021 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2021 Plan, including creating sub-plans, modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under our 2021 Plan. The exercise price of options granted under our 2021 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for 12 months following the termination of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. To provide a maximum limit on the cash compensation and equity awards that can be made to our outside directors, our 2021 Plan provides that in any given fiscal year, an outside director will not be granted equity awards (including any awards issued under the 2021 Plan) with an aggregate value (the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles) or any other compensation (including without limitation any cash retainers or fees) that, in the aggregate, exceeds $750,000.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class, and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type similarly. If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, and/or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award and/or shares issued under the award, any amounts paid under the award, and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment; Termination. The administrator has the authority to amend, alter, suspend, or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant. Our 2021 Plan continues until terminated, but no incentive stock options may be granted 10 years after the date it is adopted and the automatic share increase will operate only until the 10th anniversary of the date it is adopted.

2012 Equity Incentive Plan

Our 2012 Plan was originally adopted by our board of directors in 2012 and was most recently amended in March 2021. Our stockholders originally approved our 2012 Plan in 2012 and approved the most recent amendment to our 2012 Plan in March 2021.

Our 2012 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units, or award, and the recipient of such award, a participant, to eligible employees, directors, officers, and consultants of ours and any parent or subsidiary of ours. As of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2012 Plan will be replaced by the 2021 Plan and we will not grant any additional awards under our 2012 Plan thereafter. However, our 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2012 Plan.

As of                     , stock options to purchase                      shares of our common stock were outstanding.

Plan Administration

Our 2012 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2012 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2012 Plan and to control its operation, including the authority to construe and interpret the terms of our 2012 Plan and the awards granted under our 2012 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend, and rescind rules and regulations relating to our 2012 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2012 Plan.

Eligibility

Employees, officers, directors, and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options.

Stock options have been granted under our 2012 Plan. Subject to the provisions of our 2012 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. Certain of the company’s outstanding options under our 2012 Plan have an early exercise provisions pursuant to which the participate may exercise the option prior to the shares being fully vested.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2012 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for three months or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for 12 months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Non-transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution, or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments

If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2012 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control

In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2012 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for an option (or portion thereof), the option will become fully vested and exercisable, and, with respect to options with performance-based vesting, all performance goals, or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, the administrator will notify each participant in writing or electronically that the option will be exercisable for a period of time determined by the administrator in its sole discretion and the option will terminate upon the expiration of such period.

Clawback

Awards are subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments, or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return, or reimburse us all or a portion of the award or shares issued under the award, any amounts paid under the award and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

Our board of directors may, at any time, terminate, or amend our 2012 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2012 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2012 Plan. No amendment or alteration of our 2012 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2012 Plan will be terminated and we will not grant any additional awards under our 2012 Plan thereafter.

2021 Employee Stock Purchase Plan (ESPP)

Prior to the completion of this offering, we expect our board of directors to adopt, and our stockholders to approve, our 2021 Employee Stock Purchase Plan, or the ESPP. Our ESPP will be effective on the effective date it is adopted by our board. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of                      shares of our common stock will be available for sale under our ESPP. The number of shares of our common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each year beginning on January 1, 2022, equal to the least of:

•	shares;

•	1% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding year; and

•	such other amount as the administrator may determine.

Shares issuable under the ESPP will be authorized, but unissued, or reacquired shares of our common stock.

Plan Administration. Our board of directors, or a committee appointed by our board of directors, will administer our ESPP and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP, and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator’s findings, decisions, and determinations are final and binding on all participants to the maximum extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date for all options granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service since his or her last hire date (or a lesser period of time determined by the administrator), (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(v) of the Code or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period. However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•

immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of our (or any parent’s or subsidiary’s) capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering Periods. The ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code, or the Section 423 Component, and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. Our ESPP will provide for consecutive, overlapping 12-month offering periods. The offering periods will be scheduled to start on the first trading day on or after                      and                      of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before                     , and the second offering period will commence on the first trading day on or after                     . Each offering period will include purchase periods, which, unless the administrator provides otherwise, will (i) commence on the first trading day on or after                      and                      and (ii) terminate on the last trading day on or before                      of the same year and                      of the following year, respectively, except that the first purchase period under our ESPP will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the last trading day on or before                     . No offering period may last more than 27 months.

Contributions. Our ESPP will permit participants to purchase shares of our common stock through payroll deductions of up to 15% of their ESPP eligible compensation. A participant may purchase a maximum of                      shares of our common stock during a purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant will be used to purchase shares of our common stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant will not be permitted to transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Certain Adjustments. Our ESPP will provide that if any dividend or other distribution (whether in the form of cash, our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of our common stock or other securities of ours, or other change in our corporate structure affecting our common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each option granted under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control. Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator will have the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP will automatically terminate 20 years after the later of the date of the ESPP’s adoption by our board of directors or the business day immediately prior to the effective date of our registration statement of which this prospectus forms a part, unless we terminate it earlier.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. We do not provide for any matching contributions under the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series E-1 Redeemable Convertible Preferred Stock Financing

In April 2021, we sold an aggregate of 1,935,789 shares of our Series E-1 redeemable convertible preferred stock to one accredited investor at a purchase price of $10.3317 per share, for an aggregate purchase price of $19,999,991.23. The following table summarizes purchases of our Series E-1 redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E-1 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Riverwood (1)	1,935,789	$19,999,991.23

(1)

Shares purchased by RCP III AIV L.P., Riverwood Capital Partners III (Parallel – A) L.P., and Riverwood Capital Partners III (Parallel – B) L.P. Entities affiliated with Riverwood hold more than 5% of our outstanding capital stock.

Series E Redeemable Convertible Preferred Stock Financing

In April 2020, we sold an aggregate of 9,697,144 shares of our Series E redeemable convertible preferred stock to 15 accredited investors at a purchase price of $9.6453 per share, for an aggregate purchase price of $93,531,863.08. The following table summarizes purchases of our Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Riverwood (1)	5,183,871	$49,999,990.96
KKR Fox Investors LLC (2)	2,591,935	$24,999,990.66
Entities affiliated with Accel (3)	1,140,451	$10,999,992.06
Entities affiliated with Meritech Capital Partners (4)	469,856	$4,531,902.08
Entities affiliated with Foundation Capital (5)	207,354	$1,999,991.55

(1)

Shares purchased by RCP III AIV L.P. and Riverwood Capital Partners III (Parallel – A) L.P. Entities affiliated with Riverwood held more than 5% of our outstanding capital stock as a result of this transaction.

(2)	Entities affiliated with KKR hold more than 5% of our outstanding capital stock.
(3)

Shares purchased by Accel Growth Fund IV L.P., Accel Growth Fund IV Strategic Partners L.P., Accel Growth Fund Investors 2016 L.L.C., Accel London III L.P., and Accel London Investors 2012 L.P. Entities affiliated with Accel hold more than 5% of our outstanding capital stock.

(4)	Shares purchased by Meritech Capital Partners IV L.P. and Meritech Capital Associates IV L.P. Entities affiliated with Meritech hold more than 5% of our outstanding capital stock.
(5)	Shares purchased by Foundation Capital VII, L.P. and Foundation Capital VII Principals Fund, LLC. Entities affiliated with Foundation hold more than 5% of our outstanding capital stock.

Investors’ Rights Agreement

We are party to our IRA, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Accel, KKR, Meritech, Foundation, and Riverwood have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Bruce Golden and Arun Mathew, each members of our board of directors, are affiliated with Accel. Warren Weiss, a member of our board of directors, is affiliated with Foundation. Paul Madera, a member of our board of directors, is affiliated with Meritech. Dave Welsh, a member of our board of directors, is affiliated with KKR. Jeff Parks, a member of our board of directors, is affiliated with Riverwood. In addition, Mr. Rosch, our President and Chief Executive Officer and a member of our board of directors, and Mr. Fernandez, our Chief Financial Officer and Executive Vice President of Global Operations, are party to the IRA. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Right of First Refusal

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement, dated as of April 6, 2020, as amended, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Mr. Rosch, our President and Chief Executive Officer and a member of our board of directors, and Mr. Fernandez, our Chief Financial Officer and Executive Vice President of Global Operations, are party to the right of first refusal and co-sale agreement. Bruce Golden and Arun Mathew, each members of our board of directors, are affiliated with Accel. Warren Weiss, a member of our board of directors, is affiliated with Foundation. Paul Madera, a member of our board of directors, is affiliated with Meritech. Dave Welsh, a member of our board of directors, is affiliated with KKR. Jeff Parks, a member of our board of directors, is affiliated with Riverwood.

Voting Agreement

We are party to our amended and restated voting agreement, dated as of April 6, 2020, as amended, under which certain holders of our capital stock, including entities affiliated with Accel, KKR, Meritech, Riverwood, and Foundation, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, our voting agreement will terminate, and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Mr. Rosch, our President and Chief Executive Officer and a member of our board of directors, and Mr. Fernandez, our Chief Financial Officer and Executive Vice President of Global Operations are party to our voting agreement. Bruce Golden and Arun Mathew, each members of our board of directors, are affiliated with Accel. Warren Weiss, a member of our board of directors, is affiliated with Foundation. Paul Madera, a member of our board of directors, is affiliated with Meritech. Dave Welsh, a member of our board of directors, is affiliated with KKR. Jeff Parks, a member of our board of directors, is affiliated with Riverwood.

Other Transactions

In April 2020, we entered into a repurchase agreement with Mr. Fernandez, our Chief Financial Officer and Executive Vice President of Global Operations, to repurchase an aggregate of 143,240 shares of common stock for $8.68 per share in cash.

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at Year-End” and “Management—Non-Employee Director Compensation” for a description of these stock options.

We have entered into change in control severance agreements with certain of our executive officers that, among other things, provides for certain severance and change in control benefits. See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for additional information.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2018, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of                     , and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                      shares of our common stock outstanding as of                     , which includes                      shares of preferred stock that will automatically convert into shares of common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation. We have based our calculation of the percentage of beneficial ownership after this offering on                      shares of our common stock issued by us in our initial public offering and                      shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                      shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of                     . We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ForgeRock, Inc., 201 Mission Street, Suite 2900, San Francisco, California 94105.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Named Executive Officers and Directors:
Francis Rosch(1)		%	%
John Fernandez(2)		%	%
Peter Angstadt(3)		%	%
David DeWalt(4)		%	%
Bruce Golden(5)		%	%
Paul Madera(6)		%	%
Arun Mathew(7)		%	%
Alex Ott(8)		%	%
Jeff Parks(9)		%	%
Jonathan Scudder(10)		%	%
Maria Walker(11)		%	%
Warren Weiss(12)		%	%

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Dave Welsh(13)		%	%
All executive officers and directors as a group ( persons)(14)		%	%
5% Stockholders:
Entities affiliated with Accel(15)		%	%
Entities affiliated with Riverwood(16)		%	%
Entities affiliated with Meritech(17)		%	%
Entities affiliated with Foundation Capital(18)		%	%
KKR Fox Investors LLC(19)		%	%
Entities affiliated with GravityRock(20)		%	%

*	Represents beneficial ownership of less than one percent (1)% of the outstanding shares of our common stock.
(1)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(2)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(3)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(4)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(5)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(6)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(7)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(8)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(9)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(10)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(11)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(12)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(13)	Consists of shares held of record by and shares subject to stock options exercisable within 60 days of .
(14)	Consists of shares beneficially owned by our executive officers and directors and shares subject to stock options held by our executive officers and directors exercisable within 60 days of .
(15)

Consists of (a)                      shares of common stock held by Accel Growth Fund Investors 2016 L.L.C., (b)                      shares of common stock held by Accel Growth Fund IV L.P., (c)                      shares of common stock held by Accel Growth Fund IV Strategic Partners L.P., (d)                      shares of common stock held by Accel London III L.P., and (e)                      shares of Class A common stock held by Accel London Investors 2012 L.P. Accel Growth Fund IV Associates L.L.C., or AGF4A, is the General Partner of both Accel Growth Fund IV L.P. and Accel Growth Fund IV Strategic Partners L.P., and has sole voting and investment power. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of AGF4A and share such powers. Andrew G. Braccia, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock, Ryan J. Sweeney, and Richard P. Wong are the Managing Members of Accel Growth Fund Investors 2016 L.L.C. and share the voting and investment powers. Accel London III Associates L.L.C., or AL3A L.L.C., is the General Partner of Accel London III Associates L.P., which is the general partner of Accel London III L.P. AL3A L.L.C. has sole voting and investment power. Kevin Comolli, Bruce Golden, Hendrik Nelis, and Sonali de Rycker are the managers of AL3A L.L.C. and share such powers. AL3A L.L.C. is the General Partner of Accel London Investors 2012 L.P. and has sole voting and investment power. Kevin Comolli, Bruce Golden, Hendrik Nelis, and Sonali de Rycker are the managers of AL3A L.L.C. and share such powers. The address for all Accel entities listed above is 500 University Avenue, Palo Alto, California, 94301.

(16)

Consists of (a)                      shares of common stock held by Riverwood Capital Partners III (Parallel—A) L.P., (b)                      shares of common stock held by Riverwood Capital Partners III (Parallel—B) L.P., and (c)                      shares of common stock held by RCP III AIV L.P. (collectively, the “Riverwood Entities”), whose general partner is Riverwood Capital III L.P. Riverwood Capital GP III Ltd.

is the general partner of Riverwood Capital III L.P. Riverwood Capital GP III Ltd. and Riverwood Capital III L.P. may be deemed to have shared voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by the Riverwood Entities. All investment decisions over the shares held by the Riverwood Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood Entities are made by a majority vote of Riverwood Capital GP III Ltd.’s eleven shareholders. Jeffrey Parks is a member of the investment committee and a shareholder of Riverwood Capital GP III Ltd. He disclaims beneficial ownership with respect to the shares held by the Riverwood Entities except to the extent of his pecuniary interest therein. No single person controls investment or voting decisions with respect to the shares held by the Riverwood Entities. The business address for each of these entities is c/o Riverwood Capital Management L.P., 70 Willow Road, Suite 100, Menlo Park, California, 94025.

(17)

Consists of (i)                  shares held of record by Meritech Capital Affiliates IV L.P., or Capital Affiliates; and (ii)                  shares held of record by Meritech Capital Partners IV L.P., or Capital Partners and together with Capital Affiliates, the Meritech Entities. Meritech Capital Associates IV L.L.C., or Meritech Associates, the general partner of the Meritech Entities, has sole voting and dispositive power with respect to the shares held by the Meritech Entities. Paul Madera, George Bischof, Craig Sherman and Rob Ward, the managing members of Meritech Associates, share the voting and dispositive power with respect to such shares. The address for the Meritech Entities is 245 Lytton Ave, Suite 125, Palo Alto, California 94301.

(18)

Consists of (a)                      shares of common stock held by Foundation Capital VII, L.P., (b) and                      shares of common stock held by Foundation Capital VII Principals Fund, L.L.C. Foundation Capital Management Co. VII, L.L.C., is the General Partner of Foundation Capital VII, L.P. and the Manager of Foundation Capital VII Principals Fund, L.L.C., and has sole voting and investment power. Ashu Garg, William B. Elmore, Paul R. Holland , Charles P. Moldow, Steven P. Vassallo and Warren M. Weiss are the Managers of Foundation Capital Management Co. VII, L.L.C., and share such powers. The address for all Foundation entities listed above is 550 High Street, 3rd Floor, Palo Alto, California, 94301, USA.

(19)

Consists of                      shares of common stock held by KKR Fox Investors LLC. KKR Next Generation Technology Growth Fund L.P., as the managing member of KKR Fox Investors LLC; KKR Associates NGT L.P., as the general partner of KKR Next Generation Technology Growth Fund L.P.; KKR Next Gen Tech Growth Limited, as the general partner of KKR Associates NGT L.P.; KKR Group Partnership L.P., as the sole shareholder of KKR Next Gen Tech Growth Limited; KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P.; KKR & Co. Inc., as the sole shareholder of KKR Group Holdings Corp.; KKR Management LLP, as the Series I preferred stockholder of KKR & Co. Inc.; and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may also be deemed to be the beneficial owners of the securities held by KKR Fox Investors LLC. The principal business address of each of the entities and persons identified in this footnote, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, NY 10001. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(20)	Consists of shares of common stock held by .

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and IRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                      shares of capital stock, $0.001 par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of                     , to issue additional shares of our capital stock.

As of December 31, 2020, after giving effect to the Capital Stock Conversion, there were                      shares of our common stock outstanding, held by                      stockholders of record, and no shares of our preferred stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of                      , we had outstanding options to purchase an aggregate of                      shares of our common stock, with a weighted-average exercise price of approximately $                     per share, under our equity compensation plans.

Restricted Stock Units

As of                     , we had outstanding restricted stock units, or RSUs, for                      shares of our common stock under our equity compensation plans.

Preferred Stock Warrants

As of                      , we had outstanding warrants to purchase 195,992 shares of our Series C redeemable convertible preferred stock, with an exercise price of $                     per share.

As of                      , we had outstanding warrants to purchase 215,632 shares of our Series D redeemable convertible preferred stock, with an exercise price of $                     per share.

Common Stock Warrants

As of                      , we had outstanding common stock warrants to purchase 34,679 shares of our common stock, with an exercise price of $                     per share.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our preferred stock are parties to our IRA. The registration rights set forth in our IRA will expire (i) three years following the completion of this offering or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under our IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering. In addition, in connection with this offering, we expect that each stockholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of                      during the “restricted period,” in a lock-up agreement with the underwriters, as described in the sections titled “Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements” and “Underwriting.”

Demand Registration Rights

After the completion of this offering, the holders of up to                      shares of our common stock will be entitled to certain demand registration rights, or registrable securities. At any time beginning 180 days after the effective date of this offering, the holders of 30% of the then outstanding registrable securities can request that we register the offer and sale of their shares. Such request for registration must (i) cover securities that represent at least 30% of the registrable securities then outstanding or (ii) cover securities, the anticipated aggregate public offering price of which, after deducting payment of underwriting discounts and commissions, is at least $30,000,000. We are obligated to effect only two such registrations. If our board of directors determines that it would be materially detrimental to the Company to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to                      shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration or a Form S-3 registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration relating solely to the offer and sale of debt securities and the common stock that is issuable upon the conversion of such debt securities, or (iv) a registration on any registration form which does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, holders of up to                      shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of these shares then outstanding may make a written request we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the aggregate public offering price of which, excluding payment of underwriting or brokering discounts and commissions, is at least $2,500,000. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if our board of directors determines that it would be materially detrimental to the Company to effect such registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified Board of Directors.”

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least                     % of our then outstanding capital stock. Our amended and restated bylaws will provide that the approval of stockholders holding at least                     % of our then outstanding capital stock is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to                      shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against the company or any director or officer of the company arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                     . The transfer agent and registrar’s address is                     .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our common stock on the                      under the symbol “                    ”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our common stock outstanding as of                             , we will have a total of                      shares of our common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and after giving effect to the Capital Stock Conversion. Of these outstanding shares, all the shares of our common stock sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares) will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares subject to stock options and warrants will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning                      days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below)                      additional shares will become eligible for sale in the public market, of which                      shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Lock-Up and Market Standoff Agreements

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                      for a period of                      days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of a substantial majority of all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of                      days after the date of this prospectus, may not, without the prior written consent of                     , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

In addition, our executive officers, directors and holders of a substantial majority of all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of                      days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to                      shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to “non-U.S. holders” (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, which may result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships or other entities or arrangements treated as partnerships, that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is for informational purposes only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift, estate or other tax laws or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owners of our common stock that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale or other disposition of property as described below under “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the paragraph on effectively connected income and the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the U.S. Internal Revenue Service, or IRS.

In order to receive a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate. In addition, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. In addition, you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are includable on your U.S. federal income tax return and taxed to you at the same regular rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting,” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

In general, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe, and this discussion assumes, that we currently are not, and will not become, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC at some point in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale or other disposition under regular U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax treaty or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the sale or other disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. broker. However, for information reporting purposes, sales, or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding generally will be reduced by the amount of tax withheld under backup withholding rules. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock if paid to a “foreign financial institution” (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid on and the gross proceeds from a sale or other disposition of our common stock if paid to a “non-financial foreign entity” (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect “substantial United States owners” (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
BTIG, LLC
Cowen and Company, LLC
Piper Sandler & Co.
Truist Securities, Inc.
William Blair & Company, L.L.C.

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                     per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to the receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                    . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc., or FINRA, up to $                    .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the                      under the trading symbol “                    ”.

In connection with this offering, we and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of                      on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending on and including the                                     day after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, (i) the foregoing precludes hedging or other transactions designed or intended to lead to or result in, or which could reasonably be expected to lead to or result in, a sale or disposition of such securities, and (ii) without the prior written consent of                      on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions.

                    , in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a) to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1  of the French Code monétaire et financier;

(b) to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c) in a transaction that, in accordance with article L.411-2-II-1° -or-2°  -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through  L.621-8-3 of the French Code monétaire et financier.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

The shares of our common stock offered by this prospectus are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Brazil

No securities may be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The securities have not been, and will not be, registered with the Comissão de Valores Mobiliários.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares of common stock offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Hong Kong

Shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired shares of our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired shares of our common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

South Korea

The shares of common stock offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of South Korea and the decrees and regulations thereunder, or FSCMA, and the shares have been and will be offered in South Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or FETL. Furthermore, the purchaser of the shares will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in South Korea or is a resident of South Korea, it purchased the shares pursuant to the applicable laws and regulations of South Korea.

Taiwan

The shares of common stock offered by this prospectus have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock offered by this prospectus has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the

Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

United Arab Emirates

The shares of common stock offered by this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer will not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(a) the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reverse Bank of South Africa;

(iv) authorized financial service providers under South African law;

(v) financial institutions recognized as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

(b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008, as amended or re-enacted, or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in Section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within Section 96(1)(a) of the South African Companies Act, or SA Relevant Persons. Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of the Company at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.forgerock.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

FORGEROCK, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Years Ended December 31, 2019 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of ForgeRock, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ForgeRock, Inc. (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

San Jose, California

May 14, 2021

FORGEROCK, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$28,698	$99,953
Accounts receivable, net of allowances of $14 and $159, respectively	35,184	35,372
Contract assets	7,546	11,167
Deferred commissions	4,870	5,923
Prepaid expenses and other assets	5,098	3,802

Total current assets	81,396	156,217
Deferred commissions	5,172	8,825
Property and equipment, net	2,620	2,535
Contract and other assets	—	817

Total assets	$89,188	$168,394

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,627	$1,370
Accrued expenses	13,574	17,070
Current portion of long-term debt	186	58
Deferred revenue	41,178	50,341
Other liabilities	2,875	10,192

Total current liabilities	59,440	79,031
Long-term debt	29,401	39,338
Deferred revenue	9,814	5,162
Other liabilities	1,301	3,538

Total liabilities	99,956	127,069

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock, $0.001 par value —31,745,808 and 41,557,099 shares authorized at December 31, 2019 and 2020, respectively; 31,145,475 and 40,842,619 shares issued and outstanding at December 31, 2019 and 2020, respectively (liquidation preference of $140,480 and $268,619 at December 31, 2019 and 2020, respectively)	139,734	231,503

Stockholders’ deficit:
Common Stock, $0.001 par value; 71,000,000 and 83,500,000 shares authorized as of December 31, 2019 and 2020, respectively; 23,716,033 and 24,185,622 shares issued and outstanding as of December 31, 2019 and 2020, respectively	24	24
Additional paid-in capital	14,660	20,602
Accumulated other comprehensive income	7,599	5,253
Accumulated deficit	(172,785)	(216,057)

Total stockholders’ deficit	(150,502)	(190,178)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$89,188	$168,394

See accompanying notes to consolidated financial statements

FORGEROCK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2019	2020
Revenue:
Subscription term licenses	$51,182	$64,318
Subscription SaaS, support & maintenance	40,682	57,833
Perpetual licenses	7,884	1,225

Total subscriptions and perpetual licenses	99,748	123,376
Professional services	4,750	4,258

Total revenue	104,498	127,634
Cost of revenue:
Subscriptions and perpetual licenses	9,120	12,249
Professional services	7,912	9,079

Total cost of revenue	17,032	21,328

Gross profit	87,466	106,306
Operating expenses:
Research and development	29,636	35,901
Sales and marketing	69,559	75,768
General and administrative	25,293	26,729

Total operating expenses	124,488	138,398

Operating loss	(37,022)	(32,092)
Foreign currency (loss) gain	(140)	3,064
Fair value adjustment on warrants and preferred stock tranche option	(170)	(7,344)
Interest expense	(1,870)	(4,512)
Other, net	309	(345)

Interest and other expense, net	(1,871)	(9,137)

Loss before income taxes	(38,893)	(41,229)
(Benefit from) provision for income taxes	(1,985)	565

Net loss	$(36,908)	$(41,794)

Net loss per share:
Basic and diluted	$(1.57)	$(1.74)

Weighted-average shares used in computing net loss per share:
Basic and diluted	23,491	23,989

FORGEROCK, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2019	2020
Net loss	$(36,908)	$(41,794)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(683)	(2,346)

Total comprehensive loss	$(37,591)	$(44,140)

See accompanying notes to consolidated financial statements

FORGEROCK, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	Redeemable convertible preferred stock		Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	31,145,475	$139,734	23,185,391	$23	$10,528	$8,282	$(135,877)	$(117,044)
Stock-based compensation expense	—	—	—	—	3,492	—	—	3,492
Exercise of common stock options, net of repurchased shares from employees	—	—	530,642	1	640	—	—	641
Foreign currency translation adjustment	—	—	—	—	—	(683)	—	(683)
Net loss	—	—	—	—	—	—	(36,908)	(36,908)

Balances at December 31, 2019	31,145,475	$139,734	23,716,033	$24	$14,660	$7,599	$(172,785)	$(150,502)
Stock-based compensation expense	—	—	—	—	4,985	—	—	4,985
Series E redeemable convertible preferred stock issuance, net of issuance costs (Note 12)	9,697,144	91,769	—	—	—	—	—	—
Exercise of common stock options	—	—	780,521	1	994	—	—	995
Repurchase of shares from employees	—	—	(310,932)	(1)	(37)	—	(1,478)	(1,516)
Foreign currency translation adjustment	—	—	—	—	—	(2,346)	—	(2,346)
Net loss	—	—	—	—	—	—	(41,794)	(41,794)

Balances at December 31, 2020	40,842,619	$231,503	24,185,622	$24	$20,602	$5,253	$(216,057)	$(190,178)

See accompanying notes to consolidated financial statements

FORGEROCK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2020
Operating activities
Net loss	$(36,908)	$(41,794)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,168	1,155
Restructuring and impairment charge	—	530
Stock-based compensation expense	3,492	6,184
Amortization of deferred commissions	11,089	13,423
Foreign currency remeasurement loss (gain)	6	(3,079)
Change in fair value of redeemable convertible preferred stock warrants liability	170	1,218
Change in fair value of preferred stock tranche option liability	—	6,146
Amortization of debt discount	137	234
Bad debt expense	11	145
Accretion on marketable securities	(19)	(8)
Changes in operating assets and liabilities:
Deferred commissions	(14,308)	(18,005)
Accounts receivable	1,077	(797)
Contract and other non-current assets	(5,357)	(4,819)
Prepaid expenses and other current assets	(450)	1,390
Accounts payable	(550)	(398)
Accrued expenses and other liabilities	599	3,576
Deferred revenue	(7,116)	5,305

Net cash used in operating activities	(46,959)	(29,594)

Investing activities
Purchases of property and equipment	(1,560)	(854)
Purchases of marketable securities	—	(2,992)
Sales of marketable securities	4,050	—
Maturities of marketable securities	4,415	3,000

Net cash provided by (used in) investing activities	6,905	(846)

Financing activities
Proceeds from exercises of employee stock options	641	566
Proceeds from issuance of redeemable convertible preferred stock	—	93,532
Redeemable convertible preferred stock issuance costs	—	(343)
Repurchase of common stock from employees	—	(2,307)
Proceeds from issuance of debt, net of issuance costs	29,674	9,914
Principal repayments on debt	(5,404)	(211)

Net cash provided by financing activities	24,911	101,151

Effect of exchange rates on cash and cash equivalents and restricted cash	(1)	546

Net (decrease) increase in cash, cash equivalents and restricted cash	(15,144)	71,257
Cash, cash equivalents and restricted cash, beginning of year	43,929	28,785

Cash, cash equivalents and restricted cash, end of year	$28,785	$100,042

Supplemental disclosures of cash flow information
Cash paid for:
Income taxes	$370	$270

Interest	$2,173	$3,914

Reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets to the amounts shown in the statements of cash flows above:
Cash and cash equivalents	$28,698	$99,953
Restricted cash included in prepaids and other current assets	87	89

Total cash and cash equivalents and restricted cash	$28,785	$100,042

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Company and Background

ForgeRock, Inc. (“ForgeRock” or “the Company”) is a modern digital identity platform transforming the way enterprises secure, manage, and govern the identities of customers, employees and partners, APIs, microservices, devices, and Internet of Things (IoT). Organizations adopt the ForgeRock Identity Platform as their digital identity system of record to enhance data security and sovereignty as well as improve performance. ForgeRock’s identity platform provides a full suite of identity management, access management, identity governance, and artificial intelligence (AI)-powered autonomous identity solutions. The Company is headquartered in San Francisco, California and has operations in Canada and the United States of America (collectively referred to as Americas), France, Germany, Norway and the United Kingdom (collectively referred to as EMEA), Australia, New Zealand and Singapore (collectively referred to as APAC). The Company was formed in Norway in 2009 and incorporated in Delaware in February 2012.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). These accounting principles require us to make certain estimates, judgments and assumptions. The significant estimates and judgments relate to (i) standalone selling price (SSP) in revenue recognition, (ii) valuation of deferred taxes, (iii) fair value of stock awards and (iv) the fair value of common stock. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are differences between these estimates, judgments or assumptions and actual results, the Company’s consolidated financial statements will be affected.

In 2019, the World Health Organization categorized the Coronavirus disease (COVID-19) as a pandemic. The rapid worldwide spread of COVID-19 has resulted in economic and societal disruptions and uncertainties, which have negatively impacted business with a corresponding decrease in demand for certain goods and services, including possibly from the Company’s customers. If the pandemic or its impact changes, the Company’s judgments or estimates will also change and those changes could materially impact the Company’s consolidated financial statements.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. The fair market value of cash equivalents approximated their carrying value at December 31, 2019 and 2020.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount net of allowance for doubtful accounts and are non-interest bearing. The allowance is based on the Company’s assessment of the collectability of accounts by considering the age of each outstanding invoice, the collection history of each customer and an evaluation of potential risk of loss associated with delinquent accounts. Amounts deemed uncollectible are recorded to these allowances in the consolidated balance sheets with an offsetting decrease in related deferred revenue and a charge to general and administrative expense in the consolidated statement of operations. As of December 31, 2019 and 2020, the Company recorded an allowance for doubtful accounts of $14,000 and $159,000, respectively.

Capitalized Software Costs

Capitalization of software development costs for products to be sold to third parties begins upon the establishment of technological feasibility and ceases when the product is available for general release. The Company’s current process for developing its software is essentially completed concurrently with the establishment of technological feasibility, whereby there is minimal passage of time between achievement of technological feasibility and the availability of the Company’s product for general release. Therefore, the Company has not capitalized any internally developed software costs to date. Software development costs incurred before technical feasibility and after general release are expensed as incurred.

Software development costs for internal use software are subject to capitalization during the application development stage, beginning when a project that will result in additional functionality is approved and ending when the software is put into productive use. The cost incurred between these stages are generally not material to the Company due to short development cycles. Capitalizable software development costs for the years ended December 31, 2019 and 2020, were not material. The Company has capitalized certain implementation costs incurred in connection with cloud computing arrangements that are service contracts and recorded these in contract and other assets in the consolidated balance sheets. Costs related to preliminary project activities and post- implementation activities are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method in amounts sufficient to write-off depreciable assets over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the period of the lease term. Repairs and maintenance are expensed as incurred. The Company eliminates the cost and accumulated depreciation of depreciable assets retired or otherwise disposed of from the respective accounts and reflect any gains or losses in operations for the period.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount exceeds the undiscounted cash flows, the assets are determined to be impaired and an impairment charge is recognized as the amount by which the carrying amount exceeds its fair value. For the year ended December 31, 2019 and 2020, there were no material impairment charges recorded.

Estimated useful lives of fixed assets are as follows:

Computer hardware	3 years
Furniture, fixtures and equipment	5-7 years
Leasehold improvements	5-10 years

Revenue

The Company recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Consistent with the overall core principle of ASC 606, the Company recognizes revenue when promised products and services are transferred to the customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these products and services. The Company applies judgement in identifying and evaluating terms and conditions in contracts which may impact revenue recognition.

To determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of the agreements, the Company performs the following steps:

•	Step 1 – Identify the contract(s) with the customer

•	Step 2 – Identify the performance obligations in the contract

•	Step 3 – Determine the transaction price

•	Step 4 – Allocate the transaction price to the performance obligations in the contract

•	Step 5 – Recognize revenue when (or as) performance obligations are satisfied

Step 1 – Identify the contract with the customer:

Prior to recognizing any revenue, both the Company and its customer sign a written agreement (“contract”) that clearly specifies each party’s rights and obligations, as well as the payment terms for delivered products and services.

Step 2 – Identify the performance obligations in the contract

Performance obligations are identified based on the products and services that will be transferred to the customer that are both (i) capable of being distinct, whereby the customer can benefit from a product or service either on its own or together with other resources that are readily available from third parties or from the Company, and (ii) are distinct in the context of the contract, whereby the transfer of certain products or services is separately identifiable from other promises in the contract.

The Company sells its products and services through term license, perpetual license and SaaS subscription contracts. On-premise (i.e. self-managed) offerings are comprised of subscription term or perpetual licenses and an obligation to provide support and maintenance, which constitute separate performance obligations. The Company’s SaaS subscriptions provide customers the right to access cloud-hosted software and support as a service, which the Company considers to be a single performance obligation. The Company also renews subscriptions for support and maintenance, which the Company considers to be a single performance obligation.

Professional services consist of consulting and training services. These services are distinct performance obligations from self-managed offerings and SaaS subscriptions and do not result in significant customization of the software.

Step 3 – Determine the transaction price

In general, consideration earned by the Company consists of fixed amounts only. The impact of variable consideration has not been material in any year because the Company generally does not offer refunds, rebates or credits to customers. The Company’s contracts do not contain a significant financing component.

The Company is generally the principal and controls the delivery of products and services, and revenue is recorded as the gross amounts billed and receivable. Indirect transactions are those where subscriptions, professional services and/or training is provided to an end customer through a partner (reseller). Revenue from transactions with reseller partners is recorded based on the amount billed to the reseller partner. In cases where the Company is not the principal, revenue is recorded net of amounts payable to partners.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer, are excluded from revenue.

Step 4 – Allocate the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”)

The SSP is determined based on the prices at which the Company separately sells the product, assuming the majority of these fall within an observable range of prices when sold separately in comparable circumstances to similar customers. In instances where SSP is not directly observable, such as when the Company does not sell the software license separately, the Company determines the SSP using information that may include market conditions and other observable inputs that can require significant judgment. The Company’s self-managed subscription term licenses and perpetual licenses have not historically been sold on a standalone basis, as the Company always sells theses licenses together with support and maintenance contracts. License support and maintenance contracts are generally priced as a percentage of the net fees paid by the customer to access the license. The Company is unable to establish SSP for ForgeRock’s self-managed subscription term and perpetual licenses and SaaS subscriptions based on observable prices given the same products are sold for a broad range of amounts (that is, the selling price is highly variable) and a representative SSP is not discernible from past transactions or other observable evidence. As a result, the SSP for self-managed subscription term and perpetual licenses and SaaS subscriptions included in a contract with multiple performance obligations is determined by applying a residual approach whereby all other performance obligations within the contract are first allocated a portion of the transaction price based upon their respective SSPs, with any residual amount of transaction price allocated to the self-managed subscription term and perpetual licenses or SaaS subscription.

Step 5 – Recognize revenue when (or as) performance obligations are satisfied

Software Licenses

Revenue is generally recognized when the software is delivered or made available to the customer, at which time the Company’s performance obligation is satisfied.

Support & Maintenance

Revenue from support and maintenance represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support on an if and when available basis. Support and maintenance revenue is recognized ratably over the subscription term license period or the support period.

Identity and Access Management Service (SaaS)

Revenue from SaaS earned by providing customers stand ready access to the Company’s hosted Identity Cloud-based Access Management Service and support. Revenue is recognized ratably over the contract period as the Company satisfies its performance obligation.

Professional Services

Revenue from professional services and training services are recognized when such services or training are delivered.

Cost of Revenue

Subscriptions and perpetual licenses cost of revenue consists primarily of employee compensation costs for employees associated with supporting the Company’s subscriptions and perpetual license arrangements and certain third-party expenses such as third-party contractors and cloud infrastructure and customer support costs.

Professional services cost of revenue consists primarily of employee compensation costs and third-party hosting costs.

Contract Costs

The Company has determined sales commissions as well as payroll tax and other costs associated with and directly attributable to the contract obtained are incremental and recoverable costs of obtaining a contract with a customer. These costs are recorded as deferred commissions in the consolidated balance sheets, current and noncurrent. Sales commissions for renewals of customer contracts are not commensurate with the commissions paid for the acquisition of the initial contract. Accordingly, commissions paid upon the initial acquisition of a contract are amortized over the estimated period of benefit of four to five years, which may exceed the term of the initial contract because of expected renewals. Commissions paid upon multi-year renewal are amortized over the renewal contract term. The Company amortizes these commissions consistent with the pattern of satisfaction of the performance obligation to which the asset relates. Amortization expense is included in sales and marketing expense in the consolidated statements of operations.

The Company determines the estimated period of benefit based on the duration of relationships with the Company’s customers, which includes the expected renewals of customer contracts, customer retention data, the Company’s technology development lifecycle and other factors. The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

As of December 31, 2019 and 2020 capitalized commissions were $10.0 million and $14.7 million, respectively. Amortization of capitalized commissions was $11.1 million and $13.4 million for the years ended December 31, 2019 and 2020, respectively.

Foreign Currency Translation and Re-measurement

The functional currencies of the Company’s foreign subsidiaries are their local currencies. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Subsidiaries’ equity balances are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Adjustments arising from translation of those financial statements into the Company’s reporting currency, the U.S. dollar, are included in accumulated other comprehensive income (loss) within stockholders’ deficit.

Several of the Company’s foreign subsidiaries transact in currencies other than their local functional currency. Transactions, including intercompany transactions, in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured into the subsidiary’s functional currency at the rates prevailing on the balance sheet date. Non-monetary items that are denominated in foreign currencies are measured using historical exchange rates. Gains and losses recognized from foreign currency transactions denominated in currencies other than the foreign subsidiary’s local currency are included in foreign currency (loss) gain in the consolidated statements of operations. The Company recorded ($0.1 million), net foreign exchange losses and $3.1 million, net foreign exchange gains in the years ended December 31, 2019 and 2020, respectively.

Concentrations of Risks and Significant Customers

The Company utilizes certain third-party data centers located in various geographic regions, primarily to house its internal information technology (IT) infrastructure. In addition, the Company’s hosted SaaS service offering, is provided through data center facilities operated by a third party located in various regions globally including the United States, EMEA, Singapore and Australia. The Company has internal procedures to restore services in the event of disaster at any of its current data center facilities. Even with these procedures for disaster recovery in place, the Company’s ability to service its customers could be significantly interrupted during restoration of services.

Financial instruments that could potentially subject the Company to credit risk consist principally of cash and cash equivalents and trade accounts receivable.

Cash and cash equivalents are maintained at various financial institutions and are not concentrated. At times, balances may exceed federally insured limits.

Major customers

No single customer represented over 10% of revenue for the years ended December 31, 2019 and 2020. One customer represented 19% and less than 10% of accounts receivable as of December 31, 2019 and 2020, respectively. The Company does not require collateral to secure trade receivable balances.

Refer to Note 3. “Segment and Revenue Disclosures” for additional revenue disclosures.

Collaborative Arrangements

The Company has entered into collaborative arrangements with two partners in order to develop future versions of and enhance the features and functionality of its identity software and SaaS services. These arrangements have been determined to be within the scope of ASC 808, Collaborative Arrangements, as the parties are active participants and exposed to the risks and rewards of the collaborative activity. These arrangements also include research, development and commercial activities. The terms of the Company’s collaborative arrangements include (i) revenue on sales of licensed products, (ii) royalties on net sales of licensed products, (iii) reimbursements for research and development expenses, and (iv) sales-based milestone warrants which expire after ten years. Refer to Note 4. “Collaborative Arrangements” for further details relating to such arrangements.

Research and Development Expenses

Research and development expenses include all direct costs, primarily salaries and stock-based compensation costs for Company personnel and outside consultants, related to the development of new software products, significant enhancements to existing software products, allocated overhead including depreciation and office rent and software and maintenance expenses. Research and development costs are generally expensed as incurred.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of personnel costs for the Company’s sales, marketing and business development employees, commissions earned by the Company’s sales personnel and third-party partners, the cost of marketing programs such as brand awareness and lead generation programs, marketing events, industry analyst fees, website design and maintenance costs and allocated overhead including depreciation and office rent. Marketing and advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising costs were $6.1 million and $5.5 million for the years ended December 31, 2019 and 2020, respectively.

Stock-based Compensation Expense

The Company accounts for the measurement and recognition of stock-based compensation expense in accordance with the provisions of ASC 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires compensation expense for all stock-based compensation awards made to employees, non-employees and directors to be measured and recognized based on the grant date fair value of the awards

Stock-based compensation expense is recognized net of forfeitures. The Company recognizes forfeitures as they occur.

Stock-based compensation expense for time-based awards is determined based on the award’s grant-date fair value and is recognized on a straight-line basis over the requisite service period of the award, which is typically the vesting term of the award. Stock-based compensation expense for awards subject to performance conditions are determined based on the grant-date fair value and is recognized on a graded vesting basis over the term of the award once it is probable that the performance conditions will be met.

The fair value of each time-based option grant is estimated on the date of the grant using the Black-Scholes option pricing model. The model requires some highly subjective assumptions as inputs, including the following:

•	Risk-free rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury securities with a remaining term commensurate with the estimated expected term.

•

Expected term: For time-based awards, the estimated expected term of options granted is generally calculated as the vesting period plus the midpoint of the remaining contractual term, as the Company does not have sufficient historical information to develop reasonable expectations surrounding future exercise patterns and post-vesting employment termination behavior.

•	Dividend yield: The Company uses a dividend yield of zero, as it does not currently issue dividends and has no plans to issue dividends in the foreseeable future.

•

Volatility: Since the Company does not have a trading history of its common stock, expected volatility is estimated based on the average of the historical volatilities of the common stock of publicly-traded entities in the Company’s peer group within the Company’s industry and with characteristics similar to those of the Company.

•

Fair value: The Company’s Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards were approved. The factors included, but were not limited to: (i) contemporaneous third-party valuations of the Company’s common stock; (ii) the value of the Company’s tangible and intangible assets, (iii) the present value of anticipated future cash flows, (iv) the market value and volatility of publicly-traded entities engaged in substantially similar businesses; (v) recent arm’s-length transactions involving the sale or transfer of common and preferred stock, (vi) control premiums, (vii) discounts for lack of marketability, (viii) the Company’s operating history, its lack of profitability to date, and anticipated operating results, and (ix) liquidation preferences and other rights held by preferred stockholders.

The following assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2019 and 2020:

	December 31,
	2019	2020
Common stock fair value	$3.72 to $4.71	$4.83 to $7.86
Volatility	39.2% to 40.5%	41.7% to 50.4%
Expected term (in years)	6.04	6.06
Risk-free interest rate	1.42% to 2.48%	0.32% to 1.49%
Expected dividends	0%	0%
Weighted-average grant date fair value	$1.88	$2.29

Convertible Preferred Stock Warrants Liability and Preferred Stock Tranche Option Liability

The Company accounts for contingently redeemable freestanding warrants and preferred stock tranche option to purchase shares of convertible preferred stock as liabilities on its consolidated balance sheets at their estimated fair value. Convertible preferred stock warrants and the preferred stock tranche option are subject to re-measurement at each balance sheet date, and any change in fair value is recognized as fair value adjustment on warrants and preferred stock tranche option in the consolidated statements of operations.

Income Taxes

The Company uses the liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as for net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company recognizes the deferred income tax effects of a change in tax rates in the period of enactment.

The Company records valuation allowances to reduce deferred tax assets to the amount that it believes is more likely than not to be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies in assessing the need for a valuation allowance. Realization of its deferred tax assets is dependent primarily upon future U.S, United Kingdom and Norwegian taxable income.

The calculation of the Company’s tax liabilities involves assessing uncertainties in the application of complex tax regulations in multiple tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when it is more-likely-than-not that an uncertain tax position will not be sustained upon examination by a taxing authority, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the consolidated statements of operations and income taxes payable in the consolidated balance sheets.

Net Loss Per Share

The Company computes its basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, unvested RSUs, shares subject to repurchase from early exercised options, unvested common stock and warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as the effect is antidilutive.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments, net of taxes.

Contingencies

Loss contingencies from legal proceedings and claims may occur from intellectual property (IP) infringement claims and product liability, contractual claims, tax and other matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Legal fees are expensed as incurred.

Recently Adopted Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), with an intent to reduce cost and complexity and to improve financial reporting for stock-based payments issued to non-employees. The amendments in ASU 2018-07 provide for the simplification of the measurement of stock-based payment transactions for acquiring goods and services from non-employees. This standard expands the scope of Topic 718 to include stock-based payments issued to non-employees for goods or services, aligning the accounting for stock-based payments to non-employees and employees. This guidance is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted. This guidance was adopted by the Company prospectively, beginning January 1, 2020 and it did not have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which improves the disclosure requirements for fair value measurements. This guidance was adopted by the Company beginning January 1, 2020 and it did not have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles (Topic 350): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This new standard also requires customers to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement. The Company adopted the standard, prospectively, on January 1, 2020, resulting in the capitalization of $0.5 million in implementation costs incurred in 2020 related to the Company’s cloud computing arrangements which represent service contracts. The Company recognized the capitalized implementation costs in contract and other assets in the consolidated balance sheets.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606 (ASU 2018-18). The FASB issued ASU 2018-18 to 1) clarify that certain transactions between collaborative arrangement participants should be accounted for as revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account, 2) add unit of account guidance in Topic 808 to align with the guidance in Topic 606 and 3) require that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer. ASU 2018-18 is effective for the Company beginning January 1, 2021, with early adoption permitted. This guidance was adopted by the Company prospectively, beginning January 1, 2020 and it did not have a material impact to the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13 regarding ASC Topic 326, “Financial Instruments–Credit Losses,” which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023. The Company is currently evaluating the impact that this updated standard will have on its consolidated financial statements and has not yet determined whether the effect will be material.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 removes certain exceptions to the general principles in Topic 740. ASU 2019-12 is effective for fiscal years beginning January 1, 2022, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements and has not yet determined whether the effect will be material.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use (ROU) asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The FASB has also issued several ASUs to provide implementation guidance relating to ASU 2016-02, including ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10 and ASU 2020-05, all of which the Company will consider when evaluating the impact and timing of adoption of ASU 2016-02. ASU 2020-05 made the leasing guidance effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company will adopt ASU 2016-02, Leases (Topic 842) on January 1, 2021.

The Company will adopt this standard using the optional transition method and will record a cumulative-effect adjustment to the Company’s consolidated balance sheet as of January 1, 2021. The Company will elect the package of transition expedients, which allows the Company to keep its existing lease classifications and not reassess whether any existing contracts as of the date of adoption are, or contain leases, and not reassess initial direct costs. In addition, the Company will elect the practical expedients to combine lease and non-lease components for its real estate leases and to allow for lease payments associated with leases with an initial term of 12 months or less to be recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term. Based on the Company’s evaluation of this standard, the Company expects the adoption to result in recognition of right-of-use assets and lease liabilities in the range of approximately $5.3 million to $6.4 million and $5.9 million to $7.2 million respectively, on the consolidated balance sheets with an immaterial impact to its consolidated statements of operations and comprehensive loss and cash flows. The Company will continue to disclose its prior lease accounting and financial statement presentation for comparative reporting periods prior to January 1, 2021 under the previous lease accounting guidance, ASC 840.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference to the London Interbank Offer Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The guidance generally can be applied from March 12, 2020 through December 31, 2022. The Company is currently assessing the impact of the practical expedients provided in ASU 2020-04 and which, if any, it will adopt.

3. Segment and Revenue Disclosures

Segment Reporting:

The Company operates in a single operating segment. An operating segment is defined as a component of an enterprise for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (CODM). The Company’s CODM is its Chief Executive Officer as he is responsible for making decisions regarding resource allocation and assessing the Company’s performance.

Revenue by geographic region is based on the delivery address of the customer and is summarized in the below table (in thousands):

	Year Ended December 31,
	2019	2020
Americas	$49,495	$67,966
EMEA	44,744	43,847
APAC	10,259	15,821

Total Revenue	$104,498	$127,634

The Company’s revenue from the United States was $45.8 million and $61.0 million, for the years ended December 31, 2019 and 2020, respectively. The Company’s revenue from the United Kingdom was $17.6 million and $15.1 million for the years ended December 31, 2019 and 2020, respectively. No other individual country exceeded 10% of the Company’s total annual revenue.

Disaggregation of revenue

The Company has considered information that is regularly reviewed by the CODM in evaluating financial performance, and disclosures presented outside of the Company’s consolidated financial statements and used in investor presentations to disaggregate revenues to depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. The principal category the Company uses to disaggregate revenues is the nature of the Company’s products and services as presented in the consolidated statements of operations, the total of which is reconciled to the consolidated revenue from the Company’s single reportable segment. In the following table, revenue is presented by software license and service categories (in thousands):

	Year Ended December 31,
	2019	2020
Revenue:
Multi-year term licenses	$24,614	$29,193
1-year term licenses	26,568	35,125

Total subscription term licenses	51,182	64,318

Subscription SaaS, support & maintenance	40,682	57,833

	91,864	122,151
Perpetual licenses	7,884	1,225

Total subscriptions and perpetual licenses	99,748	123,376

Professional services	4,750	4,258

Total revenue	$104,498	$127,634

Contract assets and deferred revenue

Contract assets and deferred revenue from contracts with customers were as follows (in thousands):

	December 31,
	2019	2020
Contract assets	$7,546	$11,347
Deferred revenue	$50,992	$55,504

Generally, the Company invoices its customers at the time a customer enters into a binding contract. However, the Company may offer invoicing and payment installments for certain multi-year arrangements. In these instances, timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are recorded when revenue is recognized prior to invoicing. Contract assets are transferred to accounts receivable upon customer invoicing. Beginning of the year contract asset amounts transferred to accounts receivable during the period were $1.1 million and $6.9 million for the years ended December 31, 2019 and 2020, respectively.

Deferred revenue is recorded when invoicing occurs before revenue is recognized. Deferred revenue recognized that was included in the deferred revenue balance at the beginning of the year was $38.7 million and $39.5 million for the years ended December 31, 2019 and 2020, respectively.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents transaction price allocated to still unsatisfied or partially satisfied performance obligations. Those obligations are recorded as deferred revenue or are contractually stated or committed orders under multi-year billing plans for subscription and perpetual licenses, SaaS, or support and maintenance contracts for which the associated deferred revenue has not yet been recorded.

As of December 31, 2020, total remaining non-cancellable performance obligations under the Company’s subscriptions and perpetual license contracts with customers was approximately $100.1 million. Of this amount, the Company expects to recognize revenue of approximately $67.5 million, or 67%, over the next 12 months, with the balance to be recognized as revenue thereafter.

The Company excludes the transaction price allocated to remaining performance obligations that have original expected durations of one year or less such as professional services and training.

4. Collaborative Arrangements

In the year ended December 31, 2019, ForgeRock recognized revenue of $0.1 million and royalty expenses of $0.3 million related to the Company’s collaborative arrangements. In the year ended December 31, 2020, ForgeRock had recognized revenue of $1.9 million and royalty expenses of $0.6 million.

In addition, one of the collaborative partners has a warrant to purchase ForgeRock common shares in the event certain economic milestones are met. The warrant, which has an immaterial fair value, had not been exercised as of December 31, 2020.

5. Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs.

The standard describes a fair value hierarchy based on the following three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable:

Level 1 –	Quoted prices in active markets for identical assets or liabilities;

Level 2 –

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the fair value hierarchy for the Company’s financial assets and liabilities held by value on a recurring basis (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$15,324	$—	$—	$15,324

Liabilities:
Preferred stock warrants	$—	$—	$1,057	$1,057

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$79,876	$—	$—	$79,876

Liabilities:
Preferred stock warrants	—	—	2,401	2,401
Preferred stock tranche option	—	—	7,567	7,567

Total liabilities	$—	$—	$9,968	$9,968

The Company maintains most of its cash equivalents in money market funds. All of the Company’s money market funds are classified as Level 1 in the fair value hierarchy as the valuation is based on observable inputs that reflect quoted prices for identical assets or liabilities in active markets. The Company’s preferred stock warrants and preferred stock tranche option liabilities are categorized as Level 3 in the fair value hierarchy (See Note 12 Redeemable Convertible Preferred Stock and related warrants and option).

The preferred stock warrants and preferred stock tranche option liability values were estimated using assumptions related to the remaining contractual terms, the risk-free interest rates, the volatility of comparable public companies over the remaining terms and the fair value of underlying shares. The significant unobservable inputs used in the fair value measurement include the fair value of the underlying stock at the valuation date and the estimated terms. Generally, increases (decreases) in fair value are recognized in fair value adjustment on warrants and option in the consolidated statements of operations.

The change in the fair value of the warrants was as follows (in thousands):

Balance at December 31, 2018	$503
Issuance of warrants for Series D preferred stock	381
Increase in fair value of preferred stock warrants	173

Balance at December 31, 2019	1,057
Issuance of warrants for Series D preferred stock	127
Increase in fair value of preferred stock warrants	1,217

Balance at December 31, 2020	$2,401

The initial fair value of the preferred stock tranche option of $1.5 million was recorded on issuance of the Series E preferred stock. A $6.1 million charge was recognized for the change in estimated fair value of the preferred stock tranche option from the date of issuance through December 31, 2020.

For certain of the Company’s financial instruments, including cash held in banks, accounts receivable, accounts payable and accrued expense, the carrying amounts approximate fair value due to their short maturities, and are, therefore, excluded from the fair value table above.

6. Restricted Cash

Restricted cash primarily cash related to tax payments. Restricted cash, all of which is current, totaled $0.1 million and $0.1 million as of December 31, 2019 and 2020, respectively. Restricted cash is included in prepaids and other current assets in the consolidated balance sheets.

7. Other Balance Sheet Components

Prepaids and other current assets

Prepaids and other current assets consisted of the following (in thousands):

	December 31,
	2019	2020
Restricted cash	$87	$89
Prepaid expenses	4,044	3,009
Other current assets	529	531
Security deposits, current	438	173

Total prepaids and other current assets	$5,098	$3,802

Property and equipment, net

Property and equipment consisted of the following (in thousands):

	December 31,
	2019	2020
Property and equipment
Computer equipment and software	$3,703	$4,562
Furniture and fixtures	980	1,034
Leasehold improvements	2,524	2,737

Total property and equipment	7,207	8,333
Less: accumulated depreciation and amortization	(4,587)	(5,798)

Property and equipment, net	$2,620	$2,535

Depreciation expense for the years ended December 31, 2019 and 2020, was $1.2 million and $1.2 million, respectively.

Accrued expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2019	2020
Accrued compensation	$8,027	$9,766
Accrued sales commissions	3,628	4,135
Accrued other	1,306	2,109
Accrued professional fees	613	1,060

Total accrued expenses	$13,574	$17,070

Other liabilities, current

Other liabilities, current consisted of the following (in thousands):

	December 31,
	2019	2020
Preferred stock tranche option	$—	$7,567
Taxes payable	1,945	1,916
Deferred rent	525	448
Other current liabilities	405	261

Total other liabilities, current	$2,875	$10,192

Other liabilities, non-current

Other liabilities, non-current consisted of the following (in thousands):

	December 31,
	2019	2020
Interest payable	$244	$976
Warrants liability	1,057	2,401
Other non-current liabilities	—	161

Total other liabilities, non-current	$1,301	$3,538

Bad debt allowances

Bad debt allowances consisted of the following (in thousands):

	December 31,
	2019	2020
Balance, beginning of period	$2	$14
Additions	12	147
Write-offs	—	(2)

Balance, end of period	$14	$159

8. Debt

The following table presents total debt outstanding (in thousands, except interest rates):

	December 31,
	2019		2020
	Amount	Interest Rate	Amount	Interest Rate
$5.0 million August 2016	$186	9.25%	$—
$10.0 million March 2019	10,000	8.40%	10,000	8.40%
$10.0 million September 2019	10,000	9.20%	10,000	9.20%
$10.0 million December 2019	10,000	10.00%	10,000	10.00%
$10.0 million March 2020	—	—	10,000	10.00%
Other debt	—	—	120	6.23%
Less debt discount	(599)		(724)

Total debt, net of debt discount	29,587		39,396
Less current portion	(186)		(58)

Total long-term debt outstanding	$29,401		$39,338

In March 2016, the Company entered into a Loan and Security Agreement (the “2016 Agreement”) with TriplePoint Venture Growth BDC Corp. (“TriplePoint”), for term loans of up to $20.0 million, secured by substantially all the Company’s assets, excluding its intellectual property. The 2016 Agreement provided for cash advances over a period of forty-two months in three tranches; the first of which was exercised in March 2016, in the amount of $10.0 million. The second draw in the amount of $5.0 million, was exercised in August 2016. These 2016 cash advances were repaid in 2016, 2017, 2018 with the final payment paid in 2020. In connection with the 2016 Agreement, the Company issued TriplePoint warrants to purchase an aggregate of 195,992 shares of Series C redeemable convertible preferred stock with an exercise price equal to the lower of (i) $5.36 per share and (ii) the lowest price per share of the next preferred stock financing offering. The Company determined that the initial fair value of the Series C warrants was $0.2 million (see Note 12 Redeemable Convertible Preferred Stock and related warrants and option).

In November 2017, the 2016 Agreement was amended (the “First Amendment”) to change the interest rate on the existing term loan facility to an annual rate of the prime rate plus 3.75% (however, in no event will the prime rate be less than 3.25%). In addition, the First Amendment modified the prepayment terms such that a prepayment in full would represent the amount equal to the total of all interest payments that would have accrued and been payable from the date of the prepayment at the then existing interest rate, through the stated maturity date of the loan had it remained outstanding and been paid in accordance with its terms. There were no additional fees incurred in connection with the First Amendment.

In March 2019, the Company executed a Second Amendment to the 2016 Agreement (the “Second Amendment”). The Second Amendment provided for new cash advances for up to $50.0 million in four parts, all of which were individual promissory notes. In March, September and December 2019, the Company received cash advances in the amount of $10.0 million each for a total of $30.0 million. The proceeds from the loans were used to finance the Company’s general corporate needs. Each advance under the Second Amendment has its own term, up to forty-two months. At the end of the payment term of each advance, an end-of-term payment equal to 8.0% of the draw would become due. The payments on all cash advances are interest only for various amounts of time, depending on the advance. The interest rates for the March, September and December 2019 draws were based on the prime rate plus 2.90%, prime rate plus 3.70%, and prime rate plus 4.50%, respectively (however, in no event will the prime rate be less than 5.50%). The remaining principal will be due at the end of the term of the applicable advance. The term loan facility contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company, including, among other things, restrictions on indebtedness, liens, investments, sales, transfers or disposals of assets, dividends and other distributions. In connection with the Second Amendment and the related drawdowns during 2019, the Company paid direct fees of $0.3 million and issued a warrant to purchase an aggregate of 161,724 shares of Series D redeemable convertible preferred stock with an exercise price equal to the lesser of (i) $9.275 per share and (ii) the lowest price per share of the next preferred stock financing offering. The Company determined that the initial fair value of the Series D warrants was $0.4 million (see Note 12 Redeemable Convertible Preferred Stock and related warrants and option).

In March 2020, the Company executed the Amended Restated Plain English Growth Capital Loan and Security Agreement with TriplePoint and TriplePoint Capital LLC (the “A&R Loan Agreement”), which amends and restates the 2016 Agreement. In April 2020, the Company exercised its option to receive another cash advance of $10.0 million. In connection with the advance, the Company issued to TriplePoint a warrant to purchase 53,908 shares of the Company’s Series D redeemable convertible preferred stock with an exercise price equal to the lesser of (i) $9.275 per share and (ii) and the lowest price per share of the next preferred stock financing offering. The Company determined the initial fair value of the warrants at issuance was $0.1 million. The fair value of the warrant is being amortized, as interest expense, over the term of the loan using the effective interest method. The payments on all cash advances are interest only, with interest rates for the March, September, December 2019 and April 2020 draws being based on the prime rate plus 2.90%, prime rate plus 3.70%, prime rate plus 4.50%, and prime rate plus 4.50%, respectively. However, in no event will the prime rate be less than 5.50%. The principal will be due at the end of the term of the respective advance. The A&R Loan Agreement is secured by substantially all the Company’s assets, excluding its intellectual property, which was subject to a negative pledge. The A&R Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company, including, among other things, restrictions on indebtedness, liens, investments, dividends and other distributions. The A&R Loan Agreement included an option to extend the maturity and prepayment term dates by an additional 12 months if certain criteria were met. In April 2020, the Company met the criteria to extend the maturity and prepayment dates for the four outstanding advances and elected to do so. The A&R Loan Agreement was accounted for as a modification and not an extinguishment as the terms of the Company’s outstanding debt were not substantially different from the original terms. The Company amortizes both the debt issuance fees and the fair value adjustment of the warrants issued in connection with debt issuances as interest expense using the effective interest method over the remaining term of the loan. As of December 31, 2019 and 2020, accrued interest for the end-of term payments was $0.7 million and $1.0 million, respectively. The effective interest rate on debt was 13.40% and 11.44% for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, the Company was in compliance with the covenants set forth in the A&R Loan Agreement.

9. Commitments and Contingencies

Operating Leases

The Company leases office facilities in the ordinary course of business through various operating lease arrangements, which expire at various dates through 2026.

In 2014, the Company leased office space in San Francisco for a term of seven years with an option to extend. In connection with the lease, the Company entered into an irrevocable standby letter of credit. As of December 31, 2019 and 2020, the letter of credit outstanding was $0.4 million. In addition, the Company leases various sales offices in Australia, France, Germany, Norway, Singapore, the United Kingdom and U.S. for terms of one to ten years.

In 2020, the Company entered into new office space leases in the U.S. for terms of one to ten years. It also renewed existing international leases for terms of one year or less.

Future minimum annual rental payments under the Company’s non-cancellable operating leases are as follows (in thousands):

Year Ending December 31:
2021	$2,455
2022	1,444
2023	887
2024	762
2025 and years thereafter	1,355

Total minimum future rentals	$6,903

Rent expense was $2.7 million and $2.9 million for the years ended December 31, 2019 and 2020, respectively.

Other Contractual Obligations

The following table summarizes our other contractual obligations as of December 31, 2020:

	2021	2022	2023	2024	2025	2026+
Debt—principal	$58	$36	$30,026	$10,000	$—	$—
Debt—interest(1)	3,818	3,815	5,998	1,136	—	—
Other obligations(2)	3,206	4,704	6,705	205	—	—

Total	$7,082	$8,556	$42,729	$11,341	$—	$—

(1)

Interest payments that relate to long-term debt are calculated and estimated for the periods presented based on the expected principal balance for each period and the interest rates at December 31, 2020, given that the Company’s debt is at floating interest rates. Excluded from these payments is the amortization of debt issuance costs related to our indebtedness.

(2)

Other obligations represents non-cancelable minimum annual commitments. These contractual commitment amounts are associated with agreements that are enforceable and legally binding. Obligations under contracts that the Company can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as these purchase orders represent authorizations to purchase rather than binding agreements.

Warranties and Guarantees

The Company’s software and software-as-a-service (SaaS) offerings are generally warrantied to perform materially in accordance with the Company’s help documentation under normal use and circumstances. Additionally, the Company’s arrangements generally include provisions for indemnifying customers against liabilities if its software or SaaS offering infringes upon a third party’s intellectual property rights. Furthermore, the Company may also incur liabilities if it breaches the security or confidentiality obligations in its arrangements. To date, the Company has not incurred significant costs and has not accrued a liability in the accompanying consolidated financial statements as a result of these obligations.

The Company has entered into service-level agreements with a majority of its customers defining levels of support response times and SaaS uptimes, as applicable. In a very small percentage of the Company’s arrangements, the Company allows customers to terminate their agreements if the Company fails to meet those levels. In such instances, the customer would be entitled to a refund of prepaid unused subscription or support and maintenance fees. To date, the Company has not experienced any significant failures to meet defined support response times or SaaS uptimes pursuant to those agreements and, as a result, the Company has not accrued any liabilities related to these agreements in the consolidated financial statements.

From time to time, the Company enters into certain types of contracts in which it assumes contingent indemnification obligations in respect to third-party claims. These contracts primarily relate to agreements under which the Company indemnifies customers and partners for claims arising from intellectual property infringement. The terms of such obligations vary, and the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make any payments for these obligations, and no liabilities have been recorded for these obligations as of December 31, 2019 and 2020.

Legal Matters

From time to time, the Company may be a party to various legal proceedings and claims that arise in the ordinary course of business. The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter. In the opinion of the Company’s management, as of December 31, 2020, there was not at least a reasonable possibility that the Company had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such loss contingencies.

10. Income Taxes

The components of loss before income taxes are as follows (in thousands):

	December 31,
	2019	2020
Domestic	$(19,548)	$(29,166)
International	(19,345)	(12,063)

Total loss before income taxes	$(38,893)	$(41,229)

The provision for (benefit from) income taxes consisted of the following (in thousands):

	December 31,
	2019	2020
Current:
Federal	$—	$—
State	26	27
Foreign	(2,011)	538

Total	(1,985)	565

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total	—	—

(Benefit from) provision for income taxes	$(1,985)	$565

For the years ended December 31, 2019 and 2020, the federal statutory income tax rate of 21% differs from the effective tax rate primarily due to the valuation allowance. The foreign current benefit in 2019 was due to a net operating loss carryback in the United Kingdom.

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2019 and 2020 (in thousands):

	December 31,
	2019	2020
Book income before tax	$(38,893)	$(41,229)
Federal tax at statutory rate	(8,168)	(8,658)
Stock-based compensation	172	24
Revaluation of preferred warrants and option	—	1,542
Foreign rate difference	1,110	(670)
Change in valuation allowance	5,085	8,936
State taxes	(414)	(785)
Tax basis intangible asset	161	199
Other	69	(23)

Tax (benefit) expense	$(1,985)	$565

Significant components of the Company’s net deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2019	2020
Deferred tax assets:
Stock-based compensation	$1,057	$1,380
Accruals and reserves	1,212	2,746
Deferred revenue	800	447
Net operating loss carryforwards – domestic	16,355	20,508
Net operating loss carryforwards – foreign	16,601	20,733
Property and equipment	271	291
Tax basis intangible assets	3,175	2,921

	39,471	49,026
Valuation allowance	(38,079)	(47,015)

Deferred tax assets, net of valuation allowance	1,392	2,011
Deferred tax liabilities:
Deferred costs	(1,167)	(1,771)
Other	(225)	(240)

	(1,392)	(2,011)

Net deferred tax assets/(liabilities)	$—	$—

The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. Due to the weight of objectively verifiable negative evidence, including its history of losses, the Company believes that it is more likely than not that its deferred tax assets will not be realized. The valuation allowance increased by approximately $5.1 million and $8.9 million for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, the Company had approximately $83.5 million and $59.8 million of federal and state net operating loss carryforwards, respectively. The federal net operating loss carryforwards will expire at various dates beginning in 2031 if not utilized, and the state net operating loss carryforwards will expire at various dates beginning in 2032 if not utilized. As of December 31, 2020, the Company had approximately $98.0 million of foreign net operating loss carryforwards, predominantly in Norway and the United Kingdom. The foreign net operating loss carryforwards do not expire. As of December 31, 2020, the Company had approximately $1.8 million and $0.9 million related to U.S. Federal and California R&D credits, respectively. The federal R&D credits will expire at various dates beginning in 2023 if not utilized, and the California R&D credits do not expire.

As of December 31, 2019, the Company had uncertain tax positions of $1.4 million and $0.8 million respectively, related to U.S Federal and California R&D credits and no uncertain tax positions related to foreign jurisdictions. As of December 31, 2020, the Company had uncertain tax positions of $1.8 million and $0.9 million related to U.S. Federal and California R&D credits, respectively and $0.1 million related to foreign jurisdictions. As of December 31, 2019 and 2020, the unrecognized tax benefits related to U.S. Federal and California R&D credits, if realized, would not impact the effective tax rate because of the valuation allowances and the uncertain tax position related to foreign jurisdictions as of December 31, 2020 would impact the effective tax rate if realized. The Company does not anticipate any significant changes in uncertain tax positions in the next twelve months. The Company records interest and penalties related to uncertain tax positions as a component of income tax expense. The Company did not accrue any material interest or penalties during 2019 and 2020.

A reconciliation of beginning and ending amount of unrecognized tax benefit was as follows (in thousands):

	December 31,
	2019	2020
Gross amount of unrecognized tax benefits as of the beginning of the year	$1,794	$2,184
Additions based on tax positions related to a prior year	61	—
Additions based on tax positions related to the current year	329	627

Gross amount of unrecognized tax benefits as of the end of the year	$2,184	$2,811

The Company files income tax returns in the U.S. and foreign jurisdictions and is subject to income tax examinations by taxing authorities in federal, state and foreign jurisdictions with varying statutes of limitations. The federal statute of limitations is three years and the state statutes of limitations are three to four years. Due to net operating loss carryforwards, the federal and state statutes of limitations remain open for tax years 2011 and thereafter. Foreign statute of limitations vary by country with open tax years ranging from 2012-2020.

Under section 382 of the Tax Reform Act of 1986, the Company’s domestic net operating loss carryforwards may be limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period. The impact of any limitations that may be imposed due to such ownership changes has not been determined.

On December 22, 2017, the United States passed the Tax Cuts and Jobs Act (the “Tax Act”) which enacts a broad range of changes to the US Tax Code. The Tax Act subjects a U.S. shareholder to tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. The Company recognizes the expense related to GILTI in the year the tax is incurred.

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). Additionally, countries around the world implemented emergency tax measures to provide relief similar to the CARES Act. The CARES Act, and similar foreign measures, did not have an impact on the Company’s provision for income taxes or deferred tax assets.

11. Stock-based Compensation

The Company’s 2012 Equity Incentive Plan (the “Plan”) permits the grant of incentive stock options, non-statutory stock options, restricted stock units (“RSUs”) and stock appreciation rights. As of December 31, 2020, the Company has not issued any stock appreciation rights. 240,000 and 111,111 RSUs were issued in 2016 and 2018, respectively. The vesting terms include time, performance and the occurrence of liquidity event. As a liquidity event has not occurred no stock-based compensation expense has been recognized. The amount of unrecognized compensation expense is $0.9 million.

A summary of the Company’s stock-based compensation expense as recognized on the consolidated statements of operations is presented in thousands below:

	December 31,
	2019	2020
Cost of revenue	$102	$166
Research and development	455	1,307
Sales and marketing	1,050	1,794
General and administrative	1,885	2,917

Total stock-based compensation expense	$3,492	$6,184

The following table summarizes the activity of the Plan:

	Available for Grant	Number of Awards Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balances at December 31, 2018	344,337	14,324,271	$2.31
Shares repurchased	26,149	(26,149)	2.70
Options granted	(2,104,957)	2,104,957	4.29
Options exercised	—	(530,642)	1.67		$1,500
Options forfeited	2,124,018	(2,124,018)	2.71

Balance at December 31, 2019	389,547	13,748,419	2.59
Shares authorized	3,018,487	—	—
Shares repurchased	310,932	—	—
Shares cancelled	(310,932)	—	—
Options granted	(3,039,138)	3,039,138	4.93
Options exercised	—	(780,521)	1.28		$2,806
Options forfeited	541,365	(541,365)	3.69

Balance at, December 31, 2020	910,261	15,465,671	$3.08	6.2	$73,155

As of December 31, 2020
Vested and expected to vest		15,112,703	$3.15	6.7	$70,447
Vested and exercisable		9,040,971	$2.20	5.2	$50,678

The weighted-average grant-date fair value of employee options granted during the year ended December 31, 2019 was $1.88. As of December 31, 2019, there was $9.8 million of unrecognized compensation expense related to non-vested stock-based compensation arrangements granted under the Plan. That expense is expected to be recognized over a weighted-average period of 2.78 years.

The weighted-average grant-date fair value of employee options granted during the year ended December 31, 2020 was $2.25. As of December 31, 2020, there was $13.8 million of unrecognized compensation expense related to non-vested stock-based compensation arrangements granted under the Plan. That expense is expected to be recognized over a weighted-average period of 2.84 years.

12. Redeemable Convertible Preferred Stock and Related Warrants and Option

Significant terms of the outstanding redeemable convertible preferred stock at December 31, 2019 and 2020, were as follows (in thousands, except share amounts):

	Shares		Carrying Value	Aggregate Liquidation Preference
	Authorized	Issued and Outstanding
Series A	6,952,382	6,952,382	$7,017	$7,300
Series B	9,108,214	9,108,214	15,028	15,165
Series C	5,785,212	5,589,220	29,836	29,943
Series D	9,900,000	9,495,659	87,853	88,072

Balance at December 31, 2019	31,745,808
Series D	(188,709)	—	—	—
Series E	10,000,000	9,697,144	91,769	128,139

Balance at December 31, 2020	41,557,099	40,842,619	$231,503	$268,619

Dividends

Holders of redeemable convertible preferred stock are entitled to receive annual dividends of 8% if and when declared by the Board of Directors. The right to receive dividends on the convertible preferred stock is not cumulative. No dividends have been declared as of December 31, 2020.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the redeemable convertible preferred stock shall be entitled to receive prior and in preference to any distribution or setting aside of any of the assets of the Company to the holders of the common stock by reason of their ownership of such stock, an amount per share for each share of redeemable convertible preferred stock held by them equal to the sum of (i) the applicable liquidation preference specified for such share of redeemable convertible preferred stock (with respect to Series A, $1.05 per share, with respect to Series B, $1.6650 per share, with respect to Series C, $5.3573 per share, and with respect to Series D, $9.275 per share), and with respect to Series E, $13.2141 per share, and (ii) all declared but unpaid dividends (if any) on such share of redeemable convertible preferred stock. Beginning on the first anniversary of the Series E closing date, the liquidation preference for Series E shall be $16.8793 per share. If, upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the redeemable convertible preferred stock are insufficient to permit the payment then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the redeemable convertible preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

Voting Rights

Except as otherwise expressly provided in the Company’s Amended and Restated Certificate of Incorporation or as required by law, the holders of convertible preferred stock and the holders of common stock shall vote together rather than as separate classes. Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares of redeemable convertible preferred stock could be converted.

The Board of Directors is comprised of eleven members who are elected as follows: (i) the holders of Series A redeemable convertible preferred stock, exclusively and voting as a separate class, shall be entitled to elect one member, (ii) the holders of Series B redeemable convertible preferred stock, exclusively and voting as a separate class, shall be entitled to elect one member, (iii) the holders of Series C redeemable convertible preferred stock, exclusively and voting as a separate class, shall be entitled to elect one member, (iv) the holders of Series D redeemable convertible preferred stock, exclusively and voting as a separate class, shall be entitled to elect two members, (v) the holders of Series E redeemable convertible preferred stock, exclusively and voting as a separate class, shall be entitled to elect one member, (vi) the holders of common stock, exclusively and voting as a separate class, shall be entitled to elect two members, and (vi) the holders of common stock, Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock, Series D redeemable convertible preferred stock, and Series E redeemable convertible preferred stock voting together as a single class and on an as converted basis, shall be entitled to elect any additional members.

Conversion Rights

Each share of redeemable convertible preferred stock is convertible, at any time and at the option of the holder, into one fully paid non-assessable share of common stock. The conversion formula is adjusted for such events as dilutive issuances, stock splits, or reclassification. Each share of redeemable convertible preferred stock shall automatically be converted into fully-paid, non-assessable shares of common stock at the then effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock; provided that the aggregate gross proceeds to the Company are not less than $50.0 million; or (ii) upon the receipt by the Company of a written request for such conversion from the holders of at least 60% of the convertible preferred stock then outstanding voting as a single class and on an as-converted basis, or, if later, the effective date for conversion specified in such requests.

Preferred Stock Tranche Option Liability

On April 6, 2020, the Company executed the Series E Preferred Stock Purchase Agreement for the issuance of up to 9,697,144 shares of Series E redeemable convertible preferred stock and issued 9,697,144 shares for net proceeds of $93.2 million.

The Series E Preferred Stock Purchase Agreement provided an option to one investor for the purchase of up to 1,935,789 shares of Series E-1 convertible preferred stock at a purchase price of $10.3317 on or before April 23, 2021 for gross proceeds of $20.0 million. Upon election of the individual investor and no later than ten business days after such election, the Company must sell and issue to the individual investor the shares of Series E-1 convertible preferred stock and the Restated Certificate and related Investor agreements will be amended to reflect the issuance of the Series E-1 convertible preferred stock, which Series E-1 convertible preferred stock will vote with and, except for having a higher original purchase price, will otherwise be treated in the same manner and adjusted at the same time as the Series E redeemable convertible preferred stock, but with the liquidation preference and other dollar thresholds being proportionately higher due to being calculated using the applicable purchase price.

A preferred stock tranche liability was recorded for the Company’s obligation to sell the Series E-1 convertible preferred stock to the investor at a fixed price of $10.3317 per share. The liability was recorded in connection with the sale of the Series E redeemable convertible preferred stock financing at its initial estimated fair value of $1.5 million, using an assumed term of 1.05 years, an interest rate of 0.2% and a volatility of 25.4%. The option is subject to re-measurement at each balance sheet date, and any change in fair value is recognized as a component of “Fair value adjustment on warrants and preferred stock tranche option” in the consolidated statements of operations. A $6.1 million charge was recorded for the change in estimated fair value of the Series E-1 preferred stock liability for the year ended December 31, 2020.

At December 31, 2020, the fair value of the Series E preferred stock tranche option was estimated using a hybrid between a Black-Scholes models which were then probability-weighted for different IPO scenarios using the probability weighted expected return method, or PWERM, and an option pricing model, or OPM, estimating the probability weighted value across multiple scenarios, while using an OPM to estimate the allocation of value within one or more of these scenarios. The significant unobservable inputs into the valuation model used to estimate the fair value of the Series E preferred stock tranche option include the timing of potential events, such as a Qualified IPO and other liquidity events and their probability of occurring, the selection of guideline public company multiples, a discount for the lack of marketability of the preferred stock, the projected future cash flows, and the discount rate used to calculate the present-value of the estimated equity value allocated to each share class. Inputs to the Black-Scholes models include the remaining contractual term of the Series E preferred stock tranche option, a risk-free interest rate, the fair value of the underlying security and estimated volatility over the remaining contractual term.

Additionally, holders of redeemable convertible preferred stock are entitled to certain anti-dilution price protections if the Company issues securities at a price per share less than the conversion price of the preferred stock.

Redemption Rights

The holders of the Company’s redeemable convertible preferred stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a change in control, or a sale of substantially all of the

Company’s assets would constitute a redemption event, which may be outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the consolidated balance sheets.

Preferred Stock Warrants

In March and August 2016, in connection with the drawdown on its term loan facility, the Company issued warrants to purchase an aggregate 195,992 shares of Series C redeemable convertible preferred stock with an exercise price of $5.36 per share or, at the option of the holder, warrants to purchase shares of the Company’s preferred shares issued at its next round of equity financing at the new issuance price. The warrants are exercisable at any time during its term, prior to 10 years from the date of issuance. The initial fair value of the warrants is being amortized to interest expense over the term of the debt.

In March, September, and December 2019, in connection with the drawdown on its term loan facility related to the Second Amendment, the Company issued warrants to purchase an aggregate of 161,724 shares of the Company’s Series D redeemable convertible preferred stock with an exercise price of $9.28 per share. The warrants are exercisable at any time during their term, prior to 10 years from the date of issuance. The warrant of each warrant tranche fair value at the time of issuance for March, September, and December 2019 was $128,000, $136,000, and $117,000, respectively, and those amounts are being amortized to interest expense over the term of the debt.

In March 2020, in connection with the drawdown on its term loan facility related to the Third Amendment, the Company issued warrants to purchase an aggregate of 53,908 shares of the Company’s Series D redeemable convertible preferred stock with an exercise price of $9.28 per share. The warrants are exercisable at any time during their term, prior to 10 years from the date of issuance. The warrant fair value at the time of issuance for March 2020 was $127,000, and this amount is being amortized to interest expense over the term of the debt.

The fair value of the warrants at the date of issuance was determined using the following inputs (dollars in thousands):

Date of issuance	Series C March 2016	Series C August 2016	Series D March 2019	Series D September 2019	Series D December 2019	Series D March 2020
Fair value at date of issuance	$95	$95	$128	$136	$117	$127
Expected term	3 years	3 years	3 years	3 years	2.5 years	2.5 years
Expected volatility	58.0%	58.0%	56.0%	56.0%	52.0%	54.0%
Risk-free interest rate	0.7%	0.7%	2.2%	1.6%	1.6%	0.5%

The warrants do not include repurchase rights, cash settlement or other put provisions. The warrants issued in 2016, 2019 and 2020 include a provision that allows the warrants to be exercised at an exercise price of $5.36 $9.28 and $9.28, respectively, or, at the option of the holder, warrants to purchase shares of the Company’s preferred shares issued at a future round of equity financing. While the total value given to the holder is fixed at $1.1 million, $1.5 million and $0.5 million for warrants issued in 2016, 2019 and 2020, respectively, the exercise price and number of shares was dependent on whether the holder chooses the warrant to be in Series C or Series D, respectively, or the future, senior round of equity financing. Because the ultimate strike price of the warrant was not known at the time of issuance, the Company followed the guidance under ASC 815-40-15 Derivatives and Hedging.

As the warrants can be settled by issuing a variable number of shares and because the underlying shares of redeemable convertible preferred stock are contingently redeemable and, therefore, may obligate the Company to transfer assets at some point in the future, the Company has determined that the warrants should be classified as a liability with changes in their fair value at each reporting period included in the consolidated statements of operations under the caption other income (expense), net, until the earlier of: (1) exercise or (2) the expiration of the warrants. The outstanding preferred stock warrants will automatically be converted into warrants to purchase common stock upon effectiveness of an initial public offering.

The warrants are accounted for based on the guidance in ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Topic 815, Derivatives and Hedging. As of December 31, 2019 and 2020, $1.1 million and $2.4 million, respectively, of warrant fair value has been recorded in conjunction with the debt financing advances. At December 31, 2020, the fair value of the warrants liability was estimated using a hybrid between a Black-Scholes models which were then probability-weighted for different IPO scenarios using the probability weighted expected return method (PWERM) and an option pricing model (OPM), estimating the probability weighted value across multiple scenarios, while using an OPM to estimate the allocation of value within one or more of these scenarios. The significant unobservable inputs into the valuation model used to estimate the fair value of the warrants include the timing of potential events, such as a Qualified IPO and other liquidity events and their probability of occurring, the selection of guideline public company multiples, a discount for the lack of marketability of the preferred stock, the projected future cash flows, and the discount rate used to calculate the present-value of the estimated equity value allocated to each share class. Inputs to the Black-Scholes models include the remaining contractual term of the warrants, a risk-free interest rate, the fair value of the underlying security and estimated volatility over the remaining contractual term.

13. Stockholders’ Deficit

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all classes of stock then outstanding.

In April 2020, the Company increased the number of authorized shares of common stock from 71,000,000 to 83,500,000, with a par value of $0.001.

In April 2020, the Company executed share repurchase agreements to repurchase 310,932 shares of common stock at a per share price equal to $8.68. The holders of the common stock were two executives, who were long-tenured employees. Total gross cash paid by the Company was approximately $2.3 million. The Company repurchased and retired the common stock with a deemed fair value at the time of repurchase of $1.5 million. As part of the stock repurchase, the Company recorded an increase of approximately $0.4 million to additional paid-in capital representing the repurchased shares exercise price and incurred approximately $16,000 in transaction costs which the Company recorded as an addition to accumulated deficit. The repurchase was made above the fair value of the Company’s common stock on the date of repurchase, and as such the Company recorded additional stock-based compensation expense of $1.2 million which is included in general and administrative and research and development expenses in the accompanying consolidated statements of operations.

14. Net Loss Per Share

The following table provides a reconciliation of the numerator and denominator used in the Company’s calculation of basic and diluted net loss per share:

	December 31,
	2019	2020
	(in thousands, except per share data)
Numerator
Net loss	$(36,908)	$(41,794)

Denominator
Weighted-average common stock outstanding basic and diluted	23,491	23,989

Net loss per share:
Basic and diluted	$(1.57)	$(1.74)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following outstanding potentially dilutive ordinary shares were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented, as their effect would have been antidilutive:

	December 31,
	2019	2020
	(in thousands)
Redeemable convertible preferred stock	31,145	40,843
Stock options	5,514	6,289
RSUs	351	351
Convertible preferred stock warrants and option	412	2,347
Other awards including contingently issuable shares	145	100

Total anti-dilutive shares	37,567	49,930

The anti-dilution table, above, gives effect to the conversion of the Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock using the as-if converted method into common shares, the reclassification of the preferred stock warrants liability and preferred stock tranche option liability to additional paid-in-capital as though the conversion and reclassification had occurred as of the beginning of the first period presented or the original date of issuance, if later.

15. Retirement Plans

The Company has a 401(k) Savings Plan (the 401(k) Plan) which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. The Company, at its sole discretion may make matching contributions without limitation. The Company has not made any matching contributions as of December 31, 2020.

The Company provides pension plans in Australia, France, New Zealand, Norway, Singapore and the United Kingdom, adhering to statutory requirements where applicable. In countries in which pension plans are government mandated, the Company withholds the appropriate percentage of employee earnings and remits to the plan administrator. In several countries, the Company is legally required to make a minimum contribution to the plan ranging from 1% -12% of an employee’s earnings.

The 401(k) Plan and other pension plans that the Company provides or is mandated to provide are all defined contribution plans. For the years ended December 31, 2019 and 2020, the Company’s pension contributions were $1.8 million and $2.0 million, respectively.

16. Related Party Transactions

In April 2020, the Company sold an aggregate of 4,409,596 shares of our Series E redeemable convertible preferred stock to related party investors at a purchase price of $9.6453 per share, for an aggregate purchase price of $42.5 million.

In April 2020, the Company entered into a repurchase agreement with two executives, who were long-tenured employees, to repurchase an aggregate of 310,932 shares of common stock for $8.68 per share in cash (see Note 13, Stockholders’ Deficit).

In April 2021, the Company sold an aggregate of 1,935,789 shares of our Series E-1 redeemable convertible preferred stock to a related party investor at a purchase price of $10.3317 per share, for an aggregate purchase price of $20.0 million (see Note 17 Subsequent Events).

17. Subsequent Events

The Company has evaluated subsequent events through May 14, 2021, which is the date the financial statements were available to be issued. Except as noted below, the Company has concluded that no other events or transactions have occurred that may require disclosure in the accompanying consolidated financial statements.

On April 21, 2021, the Series E preferred stock investor exercised its option to purchase 1,937,789 shares of Series E-1 convertible preferred stock at a purchase price of $10.3317 per share for total gross proceeds of $20.0 million per the original terms of the Series E Preferred Stock Purchase Agreement. The fair value of the related preferred stock tranche option liability of $10.0 million then outstanding was settled and reclassified from a liability to redeemable convertible preferred stock upon issuance of the Series E-1 convertible preferred shares.

ForgeRock®

One Platform. All Identity Types.
Any Cloud.

ForgeRock®
One Platform. All Identity Types.
Any Cloud.

ForgeRock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2018, we have issued the following unregistered securities:

Preferred Stock Issuances

In April 2021, we sold an aggregate of 1,935,789 shares of our Series E-1 redeemable convertible preferred stock to one accredited investor at a purchase price of $10.3317 per share, for an aggregate purchase price of $19,999,991.22.

In April 2020, we sold an aggregate of 9,697,144 shares of our Series E redeemable convertible preferred stock to 15 accredited investors at a purchase price of $9.6453 per share, for an aggregate purchase price of $93,531,863.08.

Warrant Issuances

In March 2019 and 2020, we issued warrants to purchase an aggregate of 215,632 shares of our Series D redeemable convertible preferred stock to one accredited investor at an exercise price of $9.275 per share. In November 2019 we issued a warrant to purchase 34,679 shares of our common stock to one accredited investor at an exercise price of $0.001 per share.

Common Stock Issuances

From January 1, 2018 through the filing date of this registration statement, we issued to our directors, officers, employees, consultants and other service providers an aggregate of                  shares of our common stock upon the exercise of options under our equity compensation plans at exercise prices ranging from $                 to $                 per share, for a weighted-average exercise price of $                .

From January 1, 2018 through the filing date of this registration statement, we issued to our directors, officers, employees, consultants and other service providers an aggregate of                  shares of our common stock at purchase prices ranging from $                 to $                 per share, for a weighted-average purchase price of $                .

Option Issuances

From January 1, 2018 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of                  shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $                 to $                 per share, for a weighted-average exercise price of $                .

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of the registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon completion of this offering.

3.3#	Amended and Restated Bylaws of the registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the registrant, to be in effect upon completion of this offering.

4.1*	Form of common stock certificate of the registrant.

4.2#	Amended and Restated Investors’ Rights Agreement, among the registrant and certain holders of its capital stock, dated as of April 6, 2020, as amended on April 21, 2021.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+*	ForgeRock, Inc. 2021 Equity Incentive Plan and related form agreements.

10.3+*	ForgeRock, Inc. 2021 Employee Stock Purchase Plan and related form agreements.

10.4+*	ForgeRock, Inc. 2012 Equity Incentive Plan and related form agreements.

10.6+*	ForgeRock, Inc. 2021 Executive Incentive Compensation Plan and related form agreements.

10.7+*	Outside Director Compensation Policy.

10.8+*	Change in Control and Severance Policy and related form agreements.

10.9+*	Confirmatory Employment Letter between the registrant and Francis Rosch, dated as of , 2021.

10.10+*	Confirmatory Employment Letter between the registrant and John Fernandez, dated as of , 2021.

10.11+*	Confirmatory Employment Letter between the registrant and Peter Barker, dated as of , 2021.

10.12+*	Confirmatory Employment Letter between the registrant and Pete Angstadt, dated as of , 2021.

10.13+*	Confirmatory Employment Letter between the registrant and Sam Fleischmann, dated as of , 2021.

10.14*	Amended and Restated Plain English Growth Capital Loan and Security Agreement with TriplePoint Venture Growth BDC Corp. and TriplePoint Capital LLC, dated as of March 11, 2020.

10.15	Office Lease Agreement between CA-Mission Street Limited Partnership and the registrant, dated as of November 19, 2014.

21.1*	List of subsidiaries of the registrant.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II- ).

#	Previously submitted.
*	To be filed by amendment. All other exhibits are submitted herewith.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the                  day of                 , 2021.

FORGEROCK, INC.

By:
Francis Rosch
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Francis Rosch, John Fernandez and Sam Fleischmann, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Francis Rosch	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

John Fernandez	Chief Financial Officer and Executive Vice President of Global Operations (Principal Financial Officer and Principal Accounting Officer)	, 2021

David DeWalt	Director	, 2021

Bruce Golden	Director	, 2021

Paul Madera	Director	, 2021

Arun Mathew	Director	, 2021

Alex Ott	Director	, 2021

Jeff Parks	Director	, 2021

Jonathan Scudder	Director	, 2021

Maria Walker	Director	, 2021

Warren Weiss	Director	, 2021

Dave Welsh	Director	, 2021